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Filed pursuant to General Instruction II.L. of Form F-10
File Nos. 333-249132 and 333-249132-01

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement (this "Prospectus Supplement"), together with the short form base shelf prospectus dated October 6, 2020 to which it relates, as amended or supplemented (the "Base Shelf Prospectus"), and each document incorporated or deemed to be incorporated by reference in the Base Shelf Prospectus or this Prospectus Supplement (collectively, this "Prospectus") constitutes a public offering of these securities only in those jurisdictions where they may lawfully be offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus to which it relates, as amended or supplemented, from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of the Corporate Secretary of the Company at Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3, Telephone: (416) 363-9491, and are also available electronically at www.sedar.com.

No distribution of securities pursuant to this Prospectus will be made to purchasers in Canada. See "Underwriting."

PROSPECTUS SUPPLEMENT
To a Short Form Base Shelf Prospectus dated October 6, 2020

New Issue	October 8, 2020

BROOKFIELD FINANCE INC.

US$400,000,000

4.625% Subordinated Notes due October 16, 2080

Fully and unconditionally guaranteed, on a subordinated basis, by Brookfield Asset Management Inc.

Class A Preference Shares, Series 50 of Brookfield Asset Management Inc. Issuable Upon Automatic Exchange

Brookfield Finance Inc. ("BFI") is hereby qualifying the distribution (the "Offering") of $400,000,000 principal amount of unsecured 4.625% Subordinated Notes due October 16, 2080 (the "Notes"). The Notes will mature on October 16, 2080 (the "Maturity Date"). The terms and offering price of the Notes were determined by negotiation between BFI, Brookfield Asset Management Inc. (the "Company") and J.P. Morgan Securities LLC, BofA Securities, Inc., RBC Capital Markets, LLC and Wells Fargo Securities, LLC as representatives (collectively, the "Representatives") to the several underwriters (collectively, the "Underwriters") named in Schedule II to a certain underwriting agreement (the "Underwriting Agreement") between BFI, the Company and the Representatives. See "Underwriting." The closing of the Offering is expected to occur on or about October 16, 2020, or such later date(s) as BFI, the Company and the Underwriters may agree (the "Issue Date").

As described under "Use of Proceeds" herein, BFI intends to allocate an amount equal to the net use of proceeds from the Offering to the financing and re-financing of Eligible Green Projects (as defined herein), including the development and redevelopment of such projects.

BFI will pay interest on the Notes quarterly on every January 16, April 16, July 16 and October 16 of each year during which the Notes are outstanding until October 16, 2080 (each such quarterly date, an "Interest Payment Date"). BFI will pay interest on the Notes at a fixed rate of 4.625% per year in equal quarterly installments on each Interest Payment Date. The Notes will be fully and unconditionally guaranteed, on a subordinated basis, as to payment of principal, premium (if any) and interest and certain other amounts by the Company.

	Price to Public(1)	Underwriting Commission(2)	Net Proceeds, to BFI(3)
Per Note	100.0000%	2.4893%	97.5107%
Total	$400,000,000.00	$9,957,112.50	$390,042,887.50
(1)
Plus accrued interest, if any, from October 16, 2020, if initial settlement occurs after that date. The offering price of the Notes will be payable in U.S. dollars.

(2)
Reflects $122,925,000.00 principal amount of Notes sold to institutional investors, for which the Underwriters received an underwriting commission of $0.2500 per Note, and $277,075,000.00 principal amount of Notes sold to retail investors, for which the Underwriters received an underwriting commission of $0.7875 per Note.

(3)
Proceeds of the Offering after deducting the underwriting commission but before accounting for any additional expenses of the Offering paid or payable by BFI. Total expenses of the Offering, excluding the underwriting commission, are estimated to be approximately $650,000. See "Underwriting".

Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions intended to stabilize or maintain the market price of the Notes at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriters propose to offer the Notes initially at the offering price specified above. After the Underwriters have made reasonable efforts to sell all of the Notes offered by this Prospectus Supplement at such price, the Underwriters may reduce the offering price to investors from time to time in order to sell any of the Notes remaining unsold. Any such reduction in the offering price shall not affect the purchase price to be paid to BFI. See "Underwriting."

The Offering is made by a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus Supplement in accordance with Canadian disclosure requirements. Purchasers of the Notes should be aware that such requirements are different from those of the United States. The financial statements incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

The Underwriters expect to deliver the Notes on or about October 16, 2020 in book-entry form through The Depository Trust Company and its direct and indirect participants (each, a "Participant").

Joint Book-Running Managers

J.P. Morgan	BofA Securities	RBC Capital Markets	Wells Fargo Securities

Co-Managers

Citigroup
SMBC Nikko
Barclays
BMO Capital Markets
Deutsche Bank Securities
HSBC
Mizuho Securities
MUFG

So long as no Event of Default (as defined herein) has occurred and is continuing, BFI may elect, at its sole option, to defer the interest payable on the Notes on one or more occasions for up to five consecutive years (a "Deferral Period"). Deferred interest will accrue, compounding on each subsequent Interest Payment Date, until paid. No Deferral Period may extend beyond the Maturity Date.

The Notes, including accrued and unpaid interest thereon, will be exchanged automatically (an "Automatic Exchange"), without the consent of the holders thereof, into shares of a newly-issued series of Class A Preference Shares of the Company, being Class A Preference Shares, Series 50 (the "Exchange Preference Shares") upon the occurrence of an Automatic Exchange Event (as hereinafter defined). As the events that give rise to an Automatic Exchange are bankruptcy and related events, it is in the interest of BFI and the Company to ensure that an Automatic Exchange does not occur, although the events that could give rise to an Automatic Exchange may be beyond BFI's and the Company's control.

On or after October 16, 2025, BFI may, at its option, redeem the Notes, in whole at any time or in part from time to time on any Interest Payment Date at a redemption price equal to 100.00% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for such redemption.

At any time, after the occurrence of a Tax Event (as hereinafter defined), BFI may, at its option, redeem all (but not less than all) of the Notes at a redemption price equal to 100.00% of the principal amount thereof, together with accrued and unpaid interest to but excluding the date fixed for such redemption.

At any time within 120 days following the occurrence of a Rating Event (as hereinafter defined), BFI may, at its option, redeem all (but not less than all) of the Notes at a redemption price equal to 102.00% of the principal amount thereof, together with accrued and unpaid interest to but excluding the date fixed for such redemption.

The Underwriters, as principals, conditionally offer the Notes in the United States, subject to prior sale, if, as and when issued and sold by BFI and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement and referred to under "Underwriting" and subject to the approval of certain legal matters on behalf of BFI by Torys LLP, as to Canadian and U.S. matters, and on behalf of the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, as to U.S. matters, and Goodmans LLP, as to Canadian matters.

There is no market through which the Notes may be sold and purchasers may not be able to resell the Notes purchased under this Prospectus Supplement. This may affect the pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes, and the extent of issuer regulation. See "Risk Factors." BFI intends to apply to list the Notes on the New York Stock Exchange ("NYSE"). If the application is approved, BFI expects trading on the NYSE to begin within 30 days of the issuance of the Notes.

An investment in the Notes is subject to certain risks. Furthermore, an investment in the Notes could be replaced in certain circumstances, without the consent of the holder, by Exchange Preference Shares. Prospective purchasers should therefore carefully consider the disclosure with respect to BFI, the Company and the Exchange Preference Shares included and incorporated by reference in this Prospectus Supplement. See "Risk Factors."

Owning the Notes may subject you to tax consequences both in the United States and Canada. See "Certain Canadian Federal Income Tax Considerations" and "Certain U.S. Federal Income Tax Considerations" in this Prospectus Supplement.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that BFI and the Company are incorporated under the laws of the Province of Ontario, that some or all of BFI's and the Company's officers and directors may be residents of Canada, that some of the underwriters or experts named in this Prospectus Supplement and the Base Shelf Prospectus may be residents of Canada and that such persons and all or a substantial portion of BFI's and the Company's assets may be located outside the United States.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR ANY STATE OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE NOTES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The registered and head office of BFI and the Company is located at Brookfield Place, 181 Bay Street, Suite 300, P.O. Box 762, Toronto, Ontario, M5J 2T3.

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 IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING BASE SHELF PROSPECTUS

        This document consists of two parts. The first part is this Prospectus Supplement, which describes certain terms of the Notes and the Exchange Preference Shares and also adds to and updates certain information contained in the Base Shelf Prospectus and the documents incorporated by reference therein. The second part, the Base Shelf Prospectus, gives more general information, some of which may not apply to the Notes offered hereunder. Defined terms or abbreviations used in this Prospectus Supplement that are not defined herein have the meanings ascribed thereto in the Base Shelf Prospectus.

        If the description of the Notes varies between this Prospectus Supplement and the Base Shelf Prospectus, you should rely on the information in this Prospectus Supplement.

        Investors should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus. Neither the Company, BFI nor the Underwriters are making an offer to sell the Notes in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information appearing in this Prospectus Supplement, the Base Shelf Prospectus or any documents incorporated by reference in this Prospectus Supplement is accurate as of any date other than the date on the front of those documents, as the Company's business, operating results, financial condition and prospects may have changed since that date.

        Unless the context otherwise requires, all references in the Base Shelf Prospectus and this Prospectus Supplement to the "Company" refer to Brookfield Asset Management Inc. and references to "we," "us", "our" and "Brookfield" refer to the Company and its direct and indirect subsidiaries, including BFI.

DOCUMENTS INCORPORATED BY REFERENCE

        This Prospectus Supplement is deemed to be incorporated by reference in the accompanying Base Shelf Prospectus solely for the purposes of the Offering.

        The following documents, filed with the securities regulatory authorities in each of the provinces and territories of Canada and filed with, or furnished to, the SEC, are specifically incorporated by reference in, and form an integral part of, this Prospectus Supplement:

  (a)
  the Company's annual information form for the financial year ended December 31, 2019, filed on SEDAR on March 26, 2020 (the "AIF");

  (b)
  the Company's audited comparative consolidated financial statements and the notes thereto for the fiscal years ended December 31, 2019 and 2018, together with the accompanying auditor's report thereon;

  (c)
  the management's discussion and analysis for the audited comparative consolidated financial statements referred to in paragraph (b) above (the "MD&A");

  (d)
  the Company's unaudited comparative interim consolidated financial statements for the three and six months ended June 30, 2020 and 2019;

  (e)
  the management's discussion and analysis for the unaudited comparative interim consolidated financial statements referred to in paragraph (d) above (the "Interim MD&A"); and

  (f)
  the Company's management information circular filed on SEDAR on May 13, 2020.

        All of the Company's documents of the type described in Item 11.1 of Form 44-101F1 — Short Form Prospectus (as defined in NI 41-101), and any "template version" of "marketing materials" (each as defined in NI 41-101), which are required to be filed by the Company or BFI with the securities regulatory authorities in Canada, and filed with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), after the date of this Prospectus Supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus Supplement.

S-ii

        Any statement contained in this Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference in this Prospectus Supplement shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement to the extent that a statement contained in this Prospectus Supplement or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this Prospectus Supplement modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or includes any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

 CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

        This Prospectus Supplement and the documents incorporated by reference herein contain forward looking-information and other "forward-looking statements" within the meaning of Canadian and United States securities laws, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, including, but not limited to, statements that reflect management's expectations regarding the Offering and the anticipated use of proceeds thereof, and the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods.

        The words "expects," "likely", "anticipates," "plans," "believes," "estimates," "seeks," "intends," "targets," "projects," "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may," "will," "should," "would" and "could", which are predictions of or indicate future events, trends or prospects, and which do not relate to historical matters, identify forward-looking statements. Although Brookfield believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information. The forward-looking statements and information involve known and unknown risks, uncertainties and other factors, many of which are beyond Brookfield's control, including the ongoing and developing novel coronavirus pandemic ("COVID-19") and the global economic shutdown, which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

        Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: investment returns that are lower than target; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business or may do business, including as a result of COVID-19 and the global economic shutdown; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate and our failure to comply with regulatory requirements; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes, hurricanes, and pandemics/epidemics, including COVID-19; the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; the introduction, withdrawal, success and timing of business initiatives and strategies; the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; health, safety and environmental risks;

S-iii

the maintenance of adequate insurance coverage; the existence of information barriers between certain businesses within our asset management operations; risks specific to our business segments, including our real estate, renewable power, infrastructure, private equity, credit and residential development activities; and other risks and factors detailed in this Prospectus Supplement under the heading "Risk Factors" as well as in the AIF under the heading "Business Environment and Risks", the MD&A under the heading "Part 6 — Business Environment and Risks" and the risks included in the Interim MD&A, each incorporated by reference in this Prospectus Supplement, as well as in other documents filed by Brookfield from time to time with the securities regulators in Canada and the United States.

        We caution that the foregoing list of important factors that may affect future results is not exhaustive. Nonetheless, all of the forward-looking statements contained in this Prospectus Supplement or in documents incorporated by reference herein are qualified by these cautionary statements. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may need to be updated as a result of new information, future events or otherwise.

CAUTIONARY STATEMENT REGARDING THE USE OF NON-IFRS MEASURES

        We disclose a number of financial measures in this Prospectus Supplement and the documents incorporated by reference herein that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). We utilize these measures in managing our business, including for performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing our overall performance. These financial measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS. We caution readers that these non IFRS financial measures or other financial metrics may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by other issuers and entities. Reconciliations of these non IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included in the MD&A and Interim MD&A, each incorporated by reference herein.

PRESENTATION OF FINANCIAL INFORMATION

        The Company publishes its consolidated financial statements in United States dollars. In this Prospectus Supplement, unless otherwise specified or where the context otherwise requires, all dollar amounts are expressed in United States dollars and references to "US$" and "$" are to United States dollars and references to "Cdn$" are to Canadian dollars.

        The Company presents its financial statements in accordance with IFRS.

WHERE YOU CAN FIND MORE INFORMATION

        The Company and BFI have filed with the SEC, under the U.S. Securities Act of 1933 (the "Securities Act"), as amended, a registration statement on Form F-10/F-3 with respect to the Notes and the Exchange Preference Shares. This Prospectus Supplement, which forms part of the registration statement, does not contain all of the information set forth in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to the Company, BFI and the Offering, reference is made to the registration statement and to the schedules and exhibits filed therewith. Statements included in this Prospectus Supplement or the documents incorporated by reference herein about the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance, prospective investors should refer to the copy of the document filed as an exhibit to the registration statement for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

S-iv

        The Company will provide to each person to whom this Prospectus Supplement is delivered, a copy of any or all of the information that has been incorporated by reference in this Prospectus Supplement, upon written or oral request, without charge, at the office of the Corporate Secretary of the Company at Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3, Telephone: (416) 363-9491.

        The Company files certain reports with, and furnishes other information to, each of the SEC and certain securities commissions or similar regulatory authorities of Canada. Under the multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the securities regulatory authorities in the applicable provinces of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company's officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. The Company's reports and other information filed or furnished with or to the SEC are available from the SEC's EDGAR system at www.sec.gov as well as from commercial document retrieval services. The Company's Canadian filings are available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com. Unless specifically incorporated by reference herein or in the Base Shelf Prospectus, documents filed or furnished by the Company on SEDAR or EDGAR are neither incorporated in nor part of this Prospectus Supplement or the Base Shelf Prospectus.

S-v

SUMMARY

The Company

        Brookfield is a global alternative asset manager with approximately $550 billion in assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield offers a range of public and private investment products and services which leverage its expertise and experience. The Company's Class A Limited Voting Shares are co-listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols "BAM" and "BAM.A", respectively.

Brookfield Finance Inc.

        BFI was incorporated on March 31, 2015 under the Business Corporations Act (Ontario) and is an indirect wholly-owned subsidiary of the Company. As of June 30, 2020, BFI has issued or become an obligor under approximately $4.55 billion of unsecured senior debt securities (the "existing notes"), in addition to the recent issuance on September 28, 2020 of $500 million 3.500% senior unsecured notes due March 30, 2051 (the "2051 notes"). Each series of existing notes constitutes BFI Senior Indebtedness and the guarantees of the existing notes constitute Company Senior Indebtedness (each as defined herein), and accordingly, will rank ahead of the Notes offered hereby and the subordinated guarantee of the Company thereof, respectively.

 THE OFFERING

        The following information is a summary only and is to be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial data and statements appearing elsewhere in this Prospectus Supplement or the Base Shelf Prospectus and in the documents incorporated by reference herein. Reference is made to the "Description of the Notes" section of this Prospectus Supplement for the meaning of certain terms not otherwise defined in this section.

Issuer:	Brookfield Finance Inc. ("BFI")
Guarantor:	Brookfield Asset Management Inc.
Guarantee:

The Notes will be fully and unconditionally guaranteed, on a subordinated basis, as to payment of principal, premium (if any) and interest and certain other amounts by the Company and such guarantee will rank equally with the Company's other unsecured, subordinated obligations and will be subordinated to all present and future Company Senior Indebtedness (see definition in "Description of the Notes — Rank and Subordination"). As of June 30, 2020, the Company Senior Indebtedness totaled approximately $8.1 billion, which includes the Company's guarantees of $4.55 billion of BFI's existing notes and $600 million of 3.50% notes due 2050 issued by Brookfield Finance LLC ("BFL"). In addition, in September 2020, BFI issued an additional $500 million of the 2051 Notes that are also guaranteed by the Company and constitute Company Senior Indebtedness.

Offering:	$400,000,000 aggregate principal amount of unsecured 4.625% Subordinated Notes due October 16, 2080.
Issue Date:	October 16, 2020.
Maturity Date:	October 16, 2080.
Specified Denominations:	Minimum denominations of $25 and integral multiples of $25 in excess thereof.
Use of Proceeds:

The net proceeds from the Offering will be $390,042,887.50 determined after deducting the underwriting commission but before accounting for any additional expenses of the Offering paid or payable by BFI.

We intend to allocate an amount equal to the net proceeds from the Offering to the financing and/or refinancing of recently completed and future Eligible Green Projects, including the development and redevelopment of such projects. Pending the allocation of an amount equal to the net proceeds of the Offering to finance and/or refinance Eligible Green Projects, the unallocated portion of the net proceeds will be temporarily used for general corporate purposes. See "Use of Proceeds".

Further Issuance:

BFI may from time to time, without the consent of the holders of the Notes but with the consent of the Company, create and issue further notes having the same terms and conditions in all respects as the Notes being offered hereby, except for the issue date, the issue price and the first payment of interest thereon. Additional notes issued in this manner will be consolidated with and will form a single series with the Notes being offered hereby; provided that if such additional notes are not fungible with the original notes offered hereby for U.S. federal income tax purposes, then such additional notes will be issued with a separate CUSIP or ISIN number so that they are distinguishable from the original notes. See "Description of the Notes — Further Issuance."

Interest:

As long as the Notes are outstanding, BFI will pay interest on the Notes quarterly on each Interest Payment Date (see definition in "Description of the Notes — Interest and Maturity") until October 16, 2080.

The interest rate on the Notes will be fixed at 4.625% per annum, payable in arrears.
Deferral Right:

So long as no event of default has occurred and is continuing, BFI may elect, at its sole option, at any date other than an Interest Payment Date, to defer the interest payable on the Notes on one or more occasions for up to five consecutive years. There is no limit on the number of Deferral Periods (see definition in "Description of the Notes — Deferral Right") that may occur. Such deferral will not constitute an event of default or any other breach under the Indenture and the Notes. Deferred interest will accrue, compounding on each subsequent Interest Payment Date, until paid. A Deferral Period terminates on any Interest Payment Date where BFI pays all accrued and unpaid interest on such date. No Deferral Period may extend beyond the Maturity Date (see definition in "Description of the Notes — Interest and Maturity").

Dividend Stopper Undertaking:

Unless BFI has paid all accrued and payable interest on the Notes, subject to certain exceptions, the Company will not (i) declare any dividends on the Dividend Restricted Shares (as defined in "Description of the Notes — Dividend Stopper Undertaking") or pay any interest on any Parity Indebtedness (as defined in "Description of the Notes — Dividend Stopper Undertaking"), (ii) redeem, purchase or otherwise retire Dividend Restricted Shares or Parity Indebtedness, or (iii) make any payment to holders of any of the Dividend Restricted Shares or any Parity Indebtedness in respect of dividends not declared or paid on such Dividend Restricted Shares or interest not paid on such Parity Indebtedness, respectively (the "Dividend Stopper Undertaking").

It is in the interest of BFI and the Company to ensure that BFI timely pays interest on the Notes so as to avoid triggering the Dividend Stopper Undertaking. See "Description of the Notes — Dividend Stopper Undertaking" and "Risk Factors."

Automatic Exchange:

The Notes, including accrued and unpaid interest thereon, will be exchanged automatically (the "Automatic Exchange"), without the consent of the holders thereof, into the Exchange Preference Shares upon the occurrence of: (i) the making by BFI and/or the Company of a general assignment for the benefit of their creditors or a proposal (or the filing of a notice of their intention to do so) under the Bankruptcy and Insolvency Act (Canada); (ii) any proceeding instituted by BFI and/or the Company seeking to adjudicate them as bankrupt (including any voluntary assignment in bankruptcy) or insolvent or, where BFI and/or the Company are insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of their debts under any law relating to bankruptcy or insolvency in Canada, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for BFI and/or the Company or any substantial part of their property and assets in circumstances where BFI and/or the Company are adjudged as bankrupt (including any voluntary assignment in bankruptcy) or insolvent; (iii) a receiver, interim receiver, trustee or other similar official is appointed over BFI and/or the Company or for any substantial part of their property and assets by a court of competent jurisdiction in circumstances where BFI and/or the Company are adjudged as bankrupt (including any voluntary assignment in bankruptcy) or insolvent under any law relating to bankruptcy or insolvency in Canada; or (iv) any proceeding is instituted against BFI and/or the Company seeking to adjudicate them as bankrupt (including any voluntary assignment in bankruptcy) or insolvent, or where BFI and/or the Company are insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of their debts under any law relating to bankruptcy or insolvency in Canada, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for BFI and/or the Company or any substantial part of their property and assets in circumstances where BFI and/or the Company are adjudged as bankrupt or insolvent under any law relating to bankruptcy or insolvency in Canada, and either such proceeding has not been stayed or dismissed within 60 days of the institution of any such proceeding or the actions sought in such proceedings occur (including the entry of an order for relief against BFI and/or the Company or the appointment of a receiver, interim receiver, trustee, or other similar official for them or for any substantial part of their property and assets) (each, an "Automatic Exchange Event").

The Automatic Exchange shall occur upon an Automatic Exchange Event (the "Exchange Time"). As of the Exchange Time, noteholders will have the right to receive one Exchange Preference Share for each $25 principal amount of Notes previously held together with the number of Exchange Preference Shares (including fractional shares, if applicable) calculated by dividing the amount of accrued and unpaid interest, if any, on the Notes, by $25. Such right will be automatically exercised, and the Notes shall be automatically exchanged, without the consent of the holders of the Notes, into a newly issued series of fully-paid Exchange Preference Shares. At such time, all outstanding Notes shall be deemed to be immediately and automatically surrendered without need for further action by noteholders, who shall thereupon automatically cease to be holders thereof and all rights of any such holder as a debtholder of BFI or as a beneficiary of the subordinated guarantee of the Company shall automatically cease.

Upon an Automatic Exchange of the Notes, the Company reserves the right not to issue some or all of the Exchange Preference Shares to any person whose address is in, or whom the Company or its transfer agent has reason to believe is a resident of, any jurisdiction outside of the United States to the extent that: (i) the issuance or delivery by the Company to such person, upon an Automatic Exchange of Exchange Preference Shares, would require the Company to take any action to comply with securities or analogous laws of such jurisdiction; or (ii) withholding tax would be applicable in connection with the delivery to such person of Exchange Preference Shares upon an Automatic Exchange ("Ineligible Persons"). In such circumstances, the Company will hold all Exchange Preference Shares that would otherwise be delivered to Ineligible Persons, as agent for Ineligible Persons, and will attempt to facilitate the sale of such shares through a registered broker or dealer retained by the Company for the purpose of effecting the sale (to parties other than the Company, its affiliates or other Ineligible Persons) on behalf of such Ineligible Persons of such Exchange Preference Shares.

Redemption Right:

On or after October 16, 2025, BFI may, at its option, on giving not more than 60 nor less than 30 days' notice to the holders of the Notes, redeem the Notes, in whole at any time or in part from time to time on any Interest Payment Date. The redemption price per $25 principal amount of Notes redeemed on any Interest Payment Date will be 100.00% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. Notes that are redeemed shall be cancelled and shall not be reissued. See "Description of the Notes — Redemption Right."

Redemption on Tax Event or Rating Event:

At any time, after the occurrence of a Tax Event (see definition in "Description of the Notes — Redemption on Tax Event or Rating Event"), BFI may, at its option, redeem all (but not less than all) of the Notes. The redemption price per $25 principal amount of Notes will be equal to 100.00% of the principal amount thereof, together with accrued and unpaid interest to but excluding the date fixed for redemption. See "Description of the Notes — Redemption on Tax Event or Rating Event."

At any time, within 120 days following the occurrence of a Rating Event (see definition in "Description of the Notes — Redemption on Tax Event or Rating Event"), BFI may, at its option, redeem all (but not less than all) of the Notes. The redemption price per $25 principal amount of Notes will be equal to 102.00% of the principal amount thereof, together with accrued and unpaid interest to but excluding the date fixed for redemption. See "Description of the Notes — Redemption on Tax Event or Rating Event."

Purchase for Cancellation:

The Notes may be purchased, in whole or in part, by BFI in the open market or by tender or private contract. Notes purchased by BFI shall be cancelled and shall not be reissued. The purchase price payable by BFI will be paid in cash.

Additional Covenants:

In addition to the Dividend Stopper Undertaking, the Company will covenant for the benefit of the holders of the Notes that it (i) will not create or issue any Company Preference Shares which, in the event of insolvency, liquidation, dissolution or winding-up of the Company, would rank in right of payment in priority to the Exchange Preference Shares and (ii) BFI shall at all times remain a subsidiary of the Company.

Rank and Subordination:

The Notes will be direct unsecured subordinated obligations of BFI. The payment of principal and interest on the Notes will be subordinated in right of payment to the prior payment in full of all present and future BFI Senior Indebtedness (see definition in "Description of the Notes — Rank and Subordination"). As of June 30, 2020, the BFI Senior Indebtedness totaled approximately $4.55 billion, and subsequent to June 30, 2020, BFI issued an additional $500 million of the 2051 Notes that also constitute BFI Senior Indebtedness.

Payment of Additional Amounts:

All payments made by BFI or the Company with respect to the Notes will be made free and clear of and without withholding or deduction for, or on account of, any present or future Taxes (as defined in "Description of the Notes — Payment of Additional Amounts"), unless BFI or the Company (as applicable) is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If BFI or the Company is so required to withhold or deduct Taxes, BFI or the Company (as applicable) will pay such Additional Amounts (as defined in "Description of the Notes — Payment of Additional Amounts") as may be necessary so that the net amount received (including Additional Amounts) by each holder of the Notes after such withholding or deduction will not be less than the amount the holder of the Notes (including, as applicable, the beneficial owners in respect of any such holder) would have received if such Taxes had not been withheld or deducted, subject to certain exceptions. See "Description of the Notes — Payment of Additional Amounts."

Book-Entry Only Form:

The Underwriters expect to deliver the Notes on or about October 16, 2020 in book-entry form through The Depository Trust Company and its direct and indirect Participants, including Euroclear Bank S.A./N.V. and Clearstream Banking S.A. Accordingly, physical certificates representing the Notes will not be available except in the limited circumstances described under "Description of the Notes — Book-Entry Only Form."

Exchange Preference Shares:

Holders of the Exchange Preference Shares will be entitled to receive cumulative preferential cash dividends, if, as and when declared by the Board of Directors (the "Board of Directors") of the Company, subject to the solvency test set out in the Business Corporations Act (Ontario) or any other applicable law at the same rate as would have accrued on the Notes (had the Notes remained outstanding) as defined under "Description of the Notes — Interest and Maturity", payable on each quarterly dividend payment date, subject to any applicable withholding tax. See "Description of the Exchange Preference Shares."

Listing:

The Notes constitute a new issue of securities with no established trading market. BFI intends to apply to list the Notes on the NYSE. If the application is approved, BFI expects trading on the NYSE to begin within 30 days of the initial issuance of the Notes.

Risk Factors:

An investment in the Notes is subject to certain risks. Furthermore, an investment in the Notes could be replaced in certain circumstances, without the consent of the holder, by Exchange Preference Shares. Prospective purchasers should therefore carefully consider the disclosure with respect to BFI, the Company and the Exchange Preference Shares included and incorporated by reference in this Prospectus Supplement. See "Risk Factors."

Governing Law:	New York

RISK FACTORS

        An investment in the Notes is subject to a number of risks. Before deciding whether to invest in the Notes, investors should consider carefully the risks set forth below and in the information incorporated by reference in this Prospectus. Specific reference is made to the section entitled "Part 6 — Business Environment and Risks" in the MD&A, the section entitled "Business Environment and Risks" in the AIF and the risks included in the Interim MD&A, each of which are incorporated by reference in this Prospectus Supplement.

 Risks Relating to the Notes

The Notes are subordinated in right of payment to all of the Company's and BFI's current and future senior indebtedness and structurally subordinated to the indebtedness of the Company's subsidiaries other than BFI

        The Notes will not be secured by any assets of the Company or BFI, and BFI's obligations under the Notes (and the Company's obligations under its guarantee of the Notes) are subordinated in right of payment to all of BFI's and the Company's respective current and future senior indebtedness (including without limitation, BFI's existing notes, the Company's guarantees thereof and other existing indebtedness of the Company), other than non-recourse obligations or any other obligations specifically designated as being subordinate in right of payment to such senior indebtedness. Due to these subordination provisions, in the event of BFI's (or the Company's) insolvency, funds that BFI (or the Company) would otherwise use to make payments under the Notes (or under the Company's guarantee thereof) will be used to pay the holders of the indebtedness ranking senior in right of payment to the Notes (or under the Company's guarantee thereof) to the extent necessary to pay such senior indebtedness in full. As a result of those payments, the holders of such senior indebtedness may recover more, ratably, than holders of the Notes. In addition, the holders of such senior indebtedness may under certain circumstances restrict or prohibit BFI (or the Company) from making payments on the Notes (or under the Company's guarantee thereof).

        In addition to the contractual subordination described above, the payment of principal and interest under the Company's guarantee of the Notes will be structurally subordinated to all indebtedness and other obligations of the Company's subsidiaries (other than the subordinated debt of BFI). Further, none of the Company's subsidiaries has guaranteed or otherwise become obligated with respect to the Notes, other than BFI. Accordingly, the Company's right to receive assets from any of its subsidiaries upon such subsidiary's bankruptcy, liquidation or reorganization and the right of holders of the Notes to participate in those assets, is effectively subordinated to claims of that subsidiary's creditors, including trade creditors.

        As of June 30, 2020, the Company Senior Indebtedness totaled approximately $8.1 billion, which includes the Company's guarantees of $4.55 billion of BFI's existing notes and $600 million of 3.50% notes due 2050 issued by BFL. In addition, in September 2020, BFI issued an additional $500 million of the 2051 Notes that are also guaranteed by the Company and constitute Company Senior Indebtedness. The Company's guarantee of the aforementioned notes issued by BFL and BFI rank senior in right of payment to the Company's guarantee of the Notes. Additionally, the Company's guarantee of the Notes is unsecured and effectively subordinated in right of payment to all of the Company's existing and future secured indebtedness, to the extent of the value of the assets securing such indebtedness. The Indenture for the Notes also does not restrict the Company's or BFI's ability to incur additional indebtedness, including secured indebtedness generally, which would have a prior claim on the assets securing that indebtedness.

        Furthermore, in the event of an insolvency or liquidation of the Company or BFI, the claims of creditors of the Company or BFI, as applicable, would be entitled to a priority payment over the claims of holders of equity interests of the Company or BFI, as applicable, such as the Exchange Preference Shares. See "Risk Factors — Risks Relating to the Notes — Noteholders will only have rights as an equity holder in the event of insolvency" and "Risk Factors — Risks Relating to the Exchange Preference Shares — The Exchange Preference Shares will be treated as equity in the event of an insolvency or winding-up of the Company."

BFI relies on the Company's guarantee of the Notes

        BFI may not have assets, property or operations other than the Debt Securities it issues and the investments it makes with the net proceeds of such Debt Securities. BFI is not and will not be restricted in its ability to make investments or incur debt. The holders of the Notes are relying principally on the full and unconditional, subordinate guarantee of the Notes provided by the Company and the financial position and creditworthiness of the Company in order to receive the repayment of the interest and other amounts owing under and in respect of the Notes. The financial position and creditworthiness of the Company is subject to the risks noted in this Prospectus Supplement and in the documents incorporated by reference into this Prospectus Supplement.

The Company relies on its subsidiaries to conduct a significant amount of its operations

        The Company conducts a significant amount of its operations through subsidiaries. The Notes are effectively subordinated to all existing and future liabilities of the Company's consolidated subsidiaries (other than the subordinated debt of BFI) and operating companies. The Indenture does not restrict the ability of the Company's subsidiaries (including BFI) to incur additional indebtedness. As the Company conducts a significant amount of its operations through subsidiaries, the Company's ability to pay the indebtedness owing by it under or in respect of the guarantee of the Notes is dependent on dividends and other distributions it receives from subsidiaries and major investments. Certain of the instruments governing the indebtedness of the companies in which the Company has an investment may restrict the ability of such companies to pay dividends or make other payments on investments under certain circumstances.

The Notes may not be a suitable investment for all investors seeking exposure to green assets

        We intend to allocate an amount equal to the net proceeds from the Offering to finance and/or refinance investments made in Eligible Green Projects. However, we will retain broad discretion over the use or allocation of the net proceeds from the Offering and you may not agree with the ultimate use or allocation of these net proceeds.

        Neither we nor the underwriters can provide any assurance that any Eligible Green Projects will satisfy investor criteria and expectations regarding environmental impact and sustainability performance. In particular, no assurance is given that the use or allocation of such proceeds for any Eligible Green Projects will satisfy, whether in whole or in part, any present or future investor expectations or requirements regarding any investment criteria or guidelines with which such investor or its investments are required to comply, whether by any present or future applicable laws or regulations or by its own bylaws or other governing rules or investment portfolio mandates (in particular with regard to any direct or indirect environmental, sustainability or social impact of any projects or uses, the subject of or related to, the relevant Eligible Green Projects). Adverse environmental or social impacts may occur during the design, construction and operation of the projects or the projects may become controversial or criticized by activist groups or other stakeholders.

        In addition, we have agreed to certain use of proceeds and reporting requirements as described in "Use of Proceeds"; however, we are not obligated to comply with such requirements under the terms of the Notes.

No assurance of active trading market in the Notes

        The Notes will be a new issue of securities with no established trading market. BFI intends to apply for listing of the Notes on the NYSE. Listing will be subject to BFI fulfilling all the listing requirements of the NYSE. Although BFI expects to receive such approval, there can be no assurance that the Notes will be accepted for listing on the NYSE. There can be no assurance that an active trading market will develop or be sustained or that the Notes may be resold at or above the initial public offering price. The ability of a holder to pledge Notes or otherwise take action with respect to such holder's interest in Notes (other than through a Participant) may be limited due to the lack of a physical certificate.

BFI and the Company can incur additional indebtedness

        The Indenture does not contain any provision limiting BFI's or the Company's ability to incur indebtedness generally. Any such indebtedness could rank in priority to the Notes or the Company's guarantee thereof.

BFI may redeem the Notes before they mature

        On or after October 16, 2025, BFI may choose to redeem the Notes on the terms described under "Description of the Notes — Redemption Right," and BFI may also choose to redeem the Notes prior to such date in the circumstances described under "Description of the Notes — Redemption on Tax Event or Rating Event," especially when prevailing interest rates are lower than the rate borne by the Notes. If prevailing rates are lower at the time of redemption, a purchaser would not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the Notes being redeemed. BFI's redemption right also may adversely impact a purchaser's ability to sell Notes as the optional redemption date or period approaches and/or may adversely impact the price at which Notes can be sold.

BFI may defer interest payments on the Notes at its sole option

        So long as no event of default has occurred and is continuing, subject to certain exceptions, BFI may elect, at its sole option, to defer the interest payable on the Notes on one or more occasions for up to five consecutive years as described under "Description of the Notes — Deferral Right." There is no limit on the number of Deferral Periods that may occur. Such deferral will not constitute an event of default or any other breach under the Notes and the Indenture.

Noteholders will only have rights as an equity holder in the event of insolvency

        In the event of the occurrence of the Automatic Exchange, with the result that the holder of Notes receives Exchange Preference Shares on exchange of such Notes, the only claim or entitlement of such holder will be in its capacity as a preferred shareholder of the Company. See "Description of the Notes — Automatic Exchange" and " — Risks Relating to the Exchange Preference Shares — The Exchange Preference Shares will be treated as equity in the event of an insolvency or winding-up of the Company."

Credit ratings applied to the Notes and the Exchange Preference Shares may affect the market price or value and the liquidity of the Notes and Exchange Preference Shares

        The credit ratings applied to the Notes and the Exchange Preference Shares issuable on exchange of the Notes are an assessment by the rating agencies of the Company's and BFI's ability to pay their obligations. The credit ratings are based on certain assumptions about the future performance and capital structure of BFI and the Company that may or may not reflect the actual performance or capital structure of BFI and the Company, respectively. Changes in credit ratings of the Notes and the Exchange Preference Shares issuable on exchange of the Notes may affect the market price or value and the liquidity of the Notes and Exchange Preference Shares. There is no assurance that any credit rating assigned to the Notes or the Exchange Preference Shares will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

The Notes may be subject to foreign currency risks

        The Notes are denominated in United States dollars. Securities denominated or payable in foreign currencies may entail significant risks, and the extent and nature of such risks change continuously. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency market, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending on the currency or currencies involved. Prospective purchasers should consult their own financial and legal advisors as to the risks entailed in an investment in the Notes. The Notes may not be an appropriate investment for investors who are unsophisticated with respect to foreign currency transactions.

Prevailing interest rates may affect the market price or value of the Notes

        The market price or value of the Notes may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

The Notes will have limited events of default

        Under the terms of the Indenture, the events of default in relation to the Notes will be limited to the events of default set forth in the section entitled "Description of the Notes — Events of Default" below. The events of default under the Notes are more limited than those typically available to our unsubordinated creditors. An event of default under the Notes occurs only if BFI defaults (i) on the payment of principal or premium or Additional Amounts (as defined below), if any, when due and payable, or (ii) on the payment of interest (including Additional Amounts) when due and payable and such default continues for 30 days. For further detail regarding the remedies available to the Trustee and the noteholders, see "Description of the Notes — Events of Default".

The tax treatment of the Notes for U.S. federal income tax purposes is uncertain

        The treatment of the Notes for U.S. federal income tax purposes is uncertain. The determination of whether an instrument is properly treated as indebtedness or equity for U.S. federal income tax purposes is based on all the relevant facts and circumstances at the time the instrument is issued. There is no direct legal authority as to the proper U.S. federal income tax treatment of an instrument with substantially identical terms to the Notes. In the absence of authority directly addressing the proper treatment of instruments such as the Notes, to the extent required to do so, we intend to treat the Notes as debt for U.S. federal income tax purposes. However, we will not request any ruling from the U.S. Internal Revenue Service (the "IRS") regarding the treatment of the Notes for U.S. federal income tax purposes, and the IRS or a court may conclude that the Notes should be treated as equity for U.S. federal income tax purposes.

        If, for U.S. federal income tax purposes, the Notes were treated as equity of BFI, and BFI were a passive foreign investment company ("PFIC") for any taxable year during which a U.S. investor held the Notes, then the U.S. investor could be subject to adverse tax consequences, including increased tax liability on certain gains and payments on the Notes and a requirement to file annual reports with the IRS. BFI has made no determination as to whether it is likely to be a PFIC for any taxable year. The determination of whether a non-U.S. corporation such as BFI is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and will depend on the composition of the corporation's income and assets from time to time and the nature of its activities. PFIC classification is factual in nature, and generally cannot be determined until the close of the taxable year in question. Consequently, there can be no assurance regarding the PFIC status of BFI for the current or any future taxable year.

        Prospective investors should consult their tax advisers as to the proper characterization of the Notes for U.S. federal income tax purposes and the consequences of holding a Note if BFI is or becomes a PFIC. See "Certain U.S. Federal Income Tax Considerations."

The deferral of interest payments on the Notes may result in adverse U.S. federal income tax consequences to U.S. investors

        If we defer interest payments on the Notes for one or more optional Deferral Periods, the Notes would be treated as issued with original issue discount ("OID") at the time of deferral, and all stated interest due after such deferral would be treated as OID for U.S. federal income tax purposes. Consequently, a U.S. investor would be required to include interest income as it accrues using a constant yield method, regardless of such investor's method of accounting, and before such investor receives any payment attributable to such income. The calculation of the amount of such accruals may be complex, and therefore U.S. investors should consult their tax advisers regarding the tax consequences if the Notes were treated as issued (or deemed reissued) with OID. See "Certain U.S. Federal Income Tax Considerations."

Risks Relating to the Exchange Preference Shares

The right of holders of Exchange Preference Shares to receive dividends is subject to the discretion of the Company's Board of Directors

        Holders of Exchange Preference Shares do not have a right to dividends on such shares unless declared by the Board of Directors. The declaration of dividends is in the discretion of the Board of Directors even if the Company has sufficient funds, net of its liabilities, to pay such dividends. The Company may not declare or pay a dividend if there are reasonable grounds for believing that (i) the Company is, or would after the payment be, unable to pay its liabilities as they become due, or (ii) the realizable value of the Company's assets would thereby be less than the aggregate of its liabilities and stated capital of its outstanding shares. Liabilities of the Company will include those arising in the course of its business, indebtedness, including inter-company debt, and amounts, if any, that are owing by the Company under guarantees in respect of which a demand for payment has been made. In addition, a dividend (including a deemed dividend) received on Exchange Preference Shares may be subject to Canadian non-resident withholding tax and, if any such dividends are so subject, no Additional Amounts will be payable to holders of Exchange Preference Shares in respect of such withholding tax. See "Certain Canadian Federal Income Tax Considerations — Exchange Preference Shares — Dividends."

The Exchange Preference Shares will be treated as equity in the event of an insolvency or winding-up of the Company

        The Exchange Preference Shares do not constitute indebtedness and are equity capital of the Company which rank junior to all indebtedness and other non-equity claims and equally with the other outstanding series of the Company's Class A Preference Shares in the event of an insolvency or winding-up of the Company. If the Company becomes insolvent or is wound up, the Company's assets must be used to pay liabilities and other debt before payments may be made on the Exchange Preference Shares and other preference shares of the Company, if any.

The Exchange Preference Shares do not have a fixed maturity date

        The Exchange Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders of the Exchange Preference Shares. The ability of a holder to liquidate its holdings of Exchange Preference Shares may be limited.

The Company may choose to redeem the Exchange Preference Shares from time to time

        The Company may choose to redeem the Exchange Preference Shares from time to time, in accordance with its rights described under "Description of the Exchange Preference Shares — Redemption of the Exchange Preference Shares," including when prevailing interest rates are lower than the yield borne by the Exchange Preference Shares. In addition, if prevailing interest rates are lower at the time of redemption, a purchaser would not be able to reinvest the redemption proceeds in a comparable security at an effective yield as high as the yield on the Exchange Preference Shares being redeemed. The Company's redemption right also may adversely impact a purchaser's ability to sell the Exchange Preference Shares as the optional redemption date or period approaches. The amount payable upon redemption may be subject to withholding tax.

Holders of Exchange Preference Shares will have limited voting rights

        Holders of Exchange Preference Shares will not have any voting rights except in the event of the non-payment of eight quarterly dividends, subject to certain constraints, as described under "Description of the Exchange Preference Shares — Voting Rights," or otherwise required by law.

There is currently no market for the Exchange Preference Shares

        There is currently no market through which the Exchange Preference Shares may be sold and purchasers of Notes that are subsequently exchanged into Exchange Preference Shares may not be able to resell the Exchange Preference Shares. There can be no assurance that an active trading market will develop for the Exchange Preference Shares following the issuance of any of those shares, or if developed, that such a market will be liquid or sustained at the issue price of such shares. The Company is under no obligation to list the Exchange Preference Shares on any stock exchange or other market. The ability of a holder to pledge Exchange Preference Shares or otherwise take action with respect to such holder's interest therein (other than through a Participant) may be limited due to the lack of a physical certificate. The public offering price for the Notes and the principal amount of Notes to be issued have been determined by negotiations among the Company and the Underwriters. The price paid for each Note may bear no relationship to the price at which the Exchange Preference Shares issuable on exchange of the Notes may trade subsequent to the Offering.

The market value of the Exchange Preference Shares may fluctuate

        The market value of the Exchange Preference Shares may fluctuate due to a variety of factors relative to the Company's business, including announcements of new developments, fluctuations in the Company's operating results, sales of the Company's Class A Preference Shares, failure to meet analysts' expectations, the impact of various tax laws or rates and general market conditions or the worldwide economy. There can be no assurance that the market value of the Exchange Preference Shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Company's performance. Prevailing yields on similar securities will affect the market value of the Exchange Preference Shares. Assuming all other factors remain unchanged, the market value of the Exchange Preference Shares would be expected to decline as prevailing yields for similar securities rise and would be expected to increase as prevailing yields for similar securities decline. Spreads over comparable benchmark rates of interest for similar securities will also affect the market value of the Exchange Preference Shares in an analogous manner. In addition, the market value of the Exchange Preference Shares will be significantly adversely affected in the event that dividends are not paid on such shares. See "Risks Relating to the Exchange Preference Shares — The right of holders of Exchange Preference Shares to receive dividends is subject to the discretion of the Company's board of directors."

USE OF PROCEEDS

        The net proceeds to BFI from the Offering, after deducting the underwriting commission but before accounting for any additional expenses of the Offering paid or payable by BFI, will be approximately $390 million. Total expenses of the Offering, including the underwriting commission, are estimated to be approximately $10.6 million. See "Underwriting".

        We intend to allocate an amount equal to the net proceeds from the Offering to the financing and/or refinancing of recently completed and future Eligible Green Projects (as defined below), including the development and redevelopment of such projects. Pending the allocation of an amount equal to the net proceeds of the Offering to finance and/or refinance Eligible Green Projects, the unallocated portion of the net proceeds will be temporarily used for general corporate purposes.

        "Eligible Green Projects" will generally fall into the categories outlined in the table below.

Area	Eligible Categories
Green Buildings	(i)	New class A development properties that have received or are expected to receive LEED Silver(1) or higher, NABERS(2), BREEAM(3) or equivalent certification;
	(ii)	Existing class A redevelopment properties that have received or are expected to receive LEED, NABERS, BREEAM or equivalent certification;
	(iii)	Tenant improvements that have received or are expected to receive LEED, NABERS, BREEAM or equivalent certification; and
(iv)

Other projects that materially improve the health and safety of occupants or the energy efficiency of, or make other environmentally beneficial improvements to, a development, redevelopment or existing property, such as smart meters in residential buildings.

Renewable Energy	(i)	Construction of new solar energy facilities, maintenance, refurbishment or repowering of existing solar energy facilities and acquisition of solar energy facilities or businesses;
	(ii)	Construction of new wind energy facilities, maintenance, refurbishment or repowering of existing wind energy facilities and acquisition of wind energy facilities or businesses;
(iii)

Construction of new run-of-river and other hydroelectricity facilities, refurbishment, modernization, and/or maintenance of existing hydroelectricity facilities with the purpose of increasing generation efficiency, operational lifespan and/or renewable energy output while maintaining or improving the level of operational safety and acquisition of hydroelectricity facilities or businesses, including pumped storage assets;

	(iv)	Construction of new biomass facilities(4), maintenance, refurbishment or repowering of existing biomass facilities and acquisition of biomass facilities or businesses;
	(v)	The purchase of renewable energy pursuant to power purchase agreements or virtual power purchase agreements;
	(vi)	Expenditures and/or investments related to the transmission or distribution of renewable energy sources; and
	(vii)	Projects that increase the consumption of (or transition to) renewable energy sources.
Energy Efficiency	(i)

Climate change and eco-efficient products, production technologies and processes and energy storage technologies or assets, such as battery storage assets to solve intermittency, residential battery solutions, waste to energy generation;

(ii)

Expenditures related to the development or provision of intelligent energy systems or other energy efficiency improvements, such as technology or "smart" systems that are proven to contribute to reduced energy consumption or mitigate greenhouse gas emissions; and

(iii)

Expenditures related to data infrastructure initiatives, including network or data transmission and storage infrastructure, that are proven to contribute to reduced energy consumption and/or increased energy efficiency.

Sustainable Water and Waste Management	(i)	Investments related to the development of sustainable infrastructure for the production, treatment or distribution of clean and/or drinking water or the collection and treatment of sewage.
Pollution Prevention, Energy Efficiency, and Climate Change Adaption	(i)

Investment in, acquisition of or partnership with heavy-emissions companies to facilitate transition towards "net-zero" through, among other things, upgrading infrastructure and/or technology, or improving operations, to reduce energy consumption and carbon footprint; and

	(ii)	Investments related to the development of Waste to Energy generation assets.

Clean Transportation	(i)	Investments related to the reduction in locomotive emissions; and
	(ii)	Expenditures related to design, build, recover and reuse of advanced battery technologies for vehicles.
Eco-efficient and/or circular economy adapted products	(i)	Investments in resource-efficient packaging and distribution.

(1)
Leadership in Energy and Environmental Design ("LEED") is a voluntary, third party building certification process developed by the U.S. Green Building Council ("USGBC"), a non-profit organization. The USGBC developed the LEED certification process to (i) evaluate the environmental performance from a whole building perspective over a building's life cycle, (ii) provide a definitive standard for what constitutes a "green building," (iii) enhance environmental awareness among architects and building contractors, and (iv) encourage the design and construction of energy efficient, water conserving buildings that use sustainable or green resources and materials.

(2)
National Australian Built Environment Rating System ("NABERS") is Australia's leading building performance rating that can be used to measure a building's energy efficiency, carbon emissions, as well as the water consumed, the waste produced and compare it to similar buildings.

(3)
BREEAM, which is published by Building Research Establishment Ltd., is an international scheme that provides independent third-party certification of the assessment of the sustainability performance of individual buildings, communities and infrastructure projects. Assessment and certification can take place at a number of stages in the built environment life cycle, from design and construction through to operation and refurbishment. In the case of BREEAM, third party certification involves the checking — by impartial experts — of the assessment of a building or project by a qualified and licensed BREEAM assessor to ensure that it meets the quality and performance standards of the scheme.

(4)
Biomass generation feedstock will be limited to sources that do not deplete existing terrestrial carbon pools, such as agricultural or forestry residue.

Process for Project Evaluation and Selection

        Our Capital Markets and Treasury ("CMT") team will be responsible for determining if an investment is an Eligible Green Project. The CMT team will verify the suitability and eligibility of such investments in collaboration with internal experts and stakeholders, including our in-house sustainability team and affiliates of the Company.

        Eligibility of investments will be evaluated based on several criteria, such as financial, technical/operating, market, legal and environmental, social and governance risks. In addition, our Code of Business Conduct and Ethics sets forth principles to guide behavior and standards that must be adhered to.

Management of Proceeds of the Offering

        The net proceeds of the Offering will be deposited into a general account and an amount equal to the net proceeds will be earmarked for allocation to Eligible Green Projects. The Company has established a register to record on an ongoing basis the allocation of the net proceeds to investments in Eligible Green Projects.

Reporting

        The Company will provide annual updates to investors on its website or in its financial statements, which will contain information on its green bond program, including amounts allocated to Eligible Green Projects and the balance of unallocated proceeds. Where feasible, the Company will incorporate the allocation of proceeds by eligible category and provide examples of investments being financed with green bonds proceeds until all such proceeds have been allocated. Where feasible, the annual updates will include qualitative and quantitative impact indicators. The information found on, or accessible through, the Company's website is not incorporated into and does not form a part of this Prospectus Supplement.

Green Bond Principles, 2018

        The Green Bond Principles are a set of voluntary guidelines for the issuance of green securities developed by a committee made up of issuers, investors and intermediaries in the green finance market and are intended to promote integrity in the green finance market through guidelines that recommend transparency, disclosure and reporting. We are in alignment with the four core components of the Green Bond Principles as administered by the International Capital Markets Association (ICMA). The Green Bond Principles, 2018 have four components: (i) use of proceeds (ii) process for project evaluation and selection, (iii) management of proceeds, and (iv) reporting on the use of proceeds.

 CONSOLIDATED CAPITALIZATION OF THE COMPANY

        The following table sets forth the consolidated capitalization of the Company (i) as at June 30, 2020 and (ii) as at June 30, 2020 as adjusted to give effect to the issuance of the 2051 Notes and the Notes hereunder. For further disclosures in respect of consolidated capitalization, please see the Company's unaudited comparative interim consolidated financial statements for the three and six months ended June 30, 2020 and 2019 and notes thereto, which are incorporated by reference in this Prospectus Supplement.

	As at June 30, 2020
	Actual	As adjusted
	($ amounts in millions)
Corporate borrowings	$8,051	$8,932
Non-recourse borrowings
Property-specific mortgages	126,869	126,869
Subsidiary borrowings	9,493	9,493
Accounts payable and other	42,235	42,235
Liabilities associated with assets classified as held for sale	173	173
Deferred tax liabilities	14,347	14,347
Subsidiary equity obligations	4,201	4,201
Equity
Non-controlling interests	78,996	78,996
Preferred equity	4,145	4,145
Common equity	27,925	27,925

Total capitalization	$316,435	$317,316

EARNINGS COVERAGE RATIOS OF THE COMPANY

        The Company's borrowing cost requirements for the 12-month periods ended December 31, 2019 and June 30, 2020 amounted to $7.539 million and $7.683 million, respectively, after giving effect to (i) the issuance of the Notes, (ii) the issuance by BFI of the 2051 notes; (iii) the issuance by BFL of $600 million principal amount of 3.450% notes due April 15, 2050, (iv) the issuance by BFI of $1 billion principal amount of 4.850% notes due March 29, 2029, (v) the redemption of Cdn$350 million principal amount of the Company's 5.30% notes due March 1, 2021, (vi) the issuance by BFI of the original 2030 notes (as defined below in "Prior Sales" below), and (vii) the issuance by BFI of the additional 2030 notes (as defined below in "Prior Sales" below), as if each such issuance or redemption had occurred on January 1, 2019 (collectively, the "Adjustments"). Net income attributable to shareholders before borrowing costs and income taxes for the 12-month periods ended December 31, 2019 and June 30, 2020 was $10.454 million and $8.495 million, respectively, which is approximately 1.4 times and 1.1 times the Company's borrowing cost requirements for the period, after giving effect to the Adjustments.

DESCRIPTION OF THE NOTES

        BFI will issue $400,000,000 aggregate principal amount of 4.625% Subordinated Notes due October 16, 2080 under an indenture, to be dated as of the date the Notes are originally issued (the "Base Indenture"), among BFI, the Company, as guarantor, and Computershare Trust Company of Canada, as trustee (the "Trustee"), as supplemented by a supplemental indenture, to be dated as of the date the Notes are originally issued (the "Supplemental Indenture" and, together with the Base Indenture, the "Indenture"), among BFI, the Company and the Trustee. Computershare Trust Company, N.A. will initially act as Paying Agent for the Notes.

        The following is a summary of the material rights, privileges, restrictions, obligations and conditions attaching to the Notes and certain provisions of the Indenture and is intended to supplement, and to the extent inconsistent, to replace, the more general terms and provisions of the debt securities described in the accompanying Base Shelf Prospectus, to which we refer you. This summary is qualified in its entirety by the provisions of the Indenture and the Notes. You should read the Indenture and the Notes in their entirety. Copies of the Indenture and the Notes may be obtained upon request to the Company at the address set forth under "Documents Incorporated by Reference."

        For information concerning the Exchange Preference Shares into which the Notes are, in certain circumstances, exchangeable as described under "— Automatic Exchange" below, see "Description of the Exchange Preference Shares." Unless otherwise indicated, defined terms used in this section apply only to this "Description of the Notes" section and the "Description of the Exchange Preference Shares" section and not to any other sections of this Prospectus Supplement.

General

        The Notes will be unsecured subordinated obligations of BFI and will initially be limited to $400,000,000 aggregate principal amount, all of which will be issued under the Supplemental Indenture. The Notes will mature on October 16, 2080. The Notes will bear interest at the rate of 4.625% per annum from October 16, 2020, or from the most recent interest payment date to which interest has been paid or provided for, payable quarterly in arrears on January 16, April 16, July 16 and October 16 of each year, commencing on January 16, 2021.

        The Notes will be fully and unconditionally guaranteed, on a subordinated basis, by the Company.

Further Issuance

        The Notes will constitute a separate series of Securities (as defined in the Base Indenture) under the Indenture, initially limited to $400,000,000 in aggregate principal amount. Under the Indenture BFI may, without the consent of the holders of the Notes, "reopen" the series of Securities of which the Notes are a part and issue additional notes of such series from time to time in the future. The Notes offered by this Prospectus Supplement and any additional notes of such series that we may issue in the future will constitute a single series of Securities under the Indenture; provided that if such additional notes are not fungible with the original Notes offered hereby for U.S. federal income tax purposes, then such additional notes will be issued with a separate CUSIP or ISIN number so that they are distinguishable from the original Notes. This means that, in circumstances in which the Indenture provides for the holders of Securities of any series to vote or take any other action as a single class, the Notes offered hereby and any additional notes of such series of notes that we may issue by reopening such series will vote or take that action as a single class.

Interest and Maturity

        BFI will pay interest on the Notes on every January 16, April 16, July 16 and October 16 of each year during which the Notes are outstanding until October 16, 2080 (each such quarterly date, an "Interest Payment Date").

        BFI will pay interest on the Notes at a rate of 4.625% per year in equal quarterly installments on each Interest Payment Date, commencing on January 16, 2021. The Notes will mature on October 16, 2080 (the "Maturity Date").

        Interest for each interest period from the date the Notes are originally issued (the "Issue Date") will be calculated on the basis of a 360-day year consisting of twelve 30-day months. For the purposes of disclosure under the Interest Act (Canada), and without affecting the interest payable on the Notes, whenever the interest rate on the Notes is to be calculated on the basis of a period of less than a calendar year, the yearly interest rate equivalent for such interest rate will be the interest rate multiplied by the actual number of days in the relevant calendar year and divided by 360.

        Interest payments will be made to the persons or entities in whose names the Notes are registered at the close of business on January 2, April 2, July 2, and October 2 (in each case, whether or not a business day), as the case may be, immediately preceding the relevant Interest Payment Date. If an Interest Payment Date falls on a day that is not a business day, the Interest Payment Date will be postponed to the next business day, and no further interest will accrue in respect of such postponement.

Specified Denominations

        The Notes will be issued only in minimum denominations of $25 and integral multiples of $25 in excess thereof.

Deferral Right

        So long as no Event of Default (as defined below) has occurred and is continuing, BFI may elect, at its sole option, at any date other than an Interest Payment Date, to defer the interest payable on the Notes on one or more occasions for up to five consecutive years (a "Deferral Period"). There is no limit on the number of Deferral Periods that may occur. Such deferral will not constitute an Event of Default or any other breach under the Indenture and the Notes. Deferred interest will accrue, compounding on each subsequent Interest Payment Date, until paid. A Deferral Period terminates on any Interest Payment Date on which BFI pays all accrued and unpaid interest on such date. No Deferral Period may extend beyond the Maturity Date.

        BFI will give the holders of the Notes written notice of its election to commence or continue a Deferral Period at least 10 and not more than 60 days before the next Interest Payment Date.

Dividend Stopper Undertaking

        Unless BFI has paid all accrued and payable interest on the Notes, the Company will not:

  (i)
  declare any dividend on the Dividend Restricted Shares or pay any interest on any Parity Indebtedness (other than stock dividends on Dividend Restricted Shares);

  (ii)
  redeem, purchase or otherwise retire any Dividend Restricted Shares or Parity Indebtedness (except (a) with respect to Dividend Restricted Shares, out of the net cash proceeds of a substantially concurrent issue of Dividend Restricted Shares or (b) pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Dividend Restricted Shares); or

  (iii)
  make any payment to holders of any of the Dividend Restricted Shares or any Parity Indebtedness in respect of dividends not declared or paid on such Dividend Restricted Shares or interest not paid on such Parity Indebtedness, respectively (the "Dividend Stopper Undertaking").

        "Company Shares" means the Class A Limited Voting Shares of the Company and the Class B Limited Voting Shares of the Company, and any shares of the Company ranking pari passu or junior to the Class A Limited Voting Shares of the Company and the Class B Limited Voting Shares of the Company.

        "Company Preference Shares" means the preference shares of the Company, including the Class A Preference Shares (including the Exchange Preference Shares) and the Class AA Preference Shares of the Company.

        "Dividend Restricted Shares" means the Company Shares and Company Preference Shares.

        "Parity Indebtedness" means any class or series of the Company's indebtedness currently outstanding or hereafter created which ranks on a parity with the Company's guarantee of the Notes (prior to any Automatic Exchange) as to distributions upon liquidation, dissolution or winding-up.

        It is in the interest of BFI and the Company to ensure that BFI timely pays interest on the Notes so as to avoid triggering the Dividend Stopper Undertaking.

Automatic Exchange

        The Notes, including accrued and unpaid interest thereon, will be exchanged automatically (the "Automatic Exchange"), without the consent of the holders thereof, into shares of a newly issued series of Class A Preference Shares of the Company, being Class A Preference Shares, Series 50 (the "Exchange Preference Shares") upon the occurrence of: (i) the making by BFI and/or the Company of a general assignment for the benefit of their creditors or a proposal (or the filing of a notice of their intention to do so) under the Bankruptcy and Insolvency Act (Canada); (ii) any proceeding instituted by BFI and/or the Company seeking to adjudicate them as bankrupt (including any voluntary assignment in bankruptcy) or insolvent or, where BFI and/or the Company are insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of their debts under any law relating to bankruptcy or insolvency in Canada, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for BFI and/or the Company or any substantial part of their property and assets in circumstances where BFI and/or the Company are adjudged as bankrupt (including any voluntary assignment in bankruptcy) or insolvent; (iii) a receiver, interim receiver, trustee or other similar official is appointed over BFI and/or the Company or for any substantial part of their property and assets by a court of competent jurisdiction in circumstances where BFI and/or the Company are adjudged as bankrupt (including any voluntary assignment in bankruptcy) or insolvent under any law relating to bankruptcy or insolvency in Canada; or (iv) any proceeding is instituted against BFI and/or the Company seeking to adjudicate them as bankrupt (including any voluntary assignment in bankruptcy) or insolvent, or where BFI and/or the Company are insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of their debts under any law relating to bankruptcy or insolvency in Canada, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for BFI and/or the Company or any substantial part of their property and assets in circumstances where BFI and/or the Company are adjudged as bankrupt or insolvent under any law relating to bankruptcy or insolvency in Canada, and either such proceeding has not been stayed or dismissed within 60 days of the institution of any such proceeding or the actions sought in such proceedings occur (including the entry of an order for relief against BFI and/or the Company or the appointment of a receiver, interim receiver, trustee, or other similar official for them or for any substantial part of their property and assets) (each, an "Automatic Exchange Event").

        The Exchange Preference Shares will carry the right to receive cumulative preferential cash dividends, if, as and when declared by the Board of Directors of the Company (the "Board of Directors"), subject to the solvency test set out in the Business Corporations Act (Ontario) or any other applicable law, at the same rate as would have accrued on the Notes (had the Notes remained outstanding) as described under " — Interest and Maturity", payable on each quarterly dividend payment date, subject to any applicable withholding Tax. See "Description of the Exchange Preference Shares."

        The Automatic Exchange shall occur upon an Automatic Exchange Event (the "Exchange Time"). As of the Exchange Time, noteholders will have the right to receive one Exchange Preference Share for each $25 principal amount of Notes previously held together with the number of Exchange Preference Shares (including fractional shares, if applicable) calculated by dividing the amount of accrued and unpaid interest, if any, on the Notes, by $25. Such right will be automatically exercised, and the Notes shall be automatically exchanged, without the consent of the holders of the Notes, into a newly-issued series of fully-paid Exchange Preference Shares. At such time, all outstanding Notes shall be deemed to be immediately and automatically surrendered without need for further action by noteholders, who shall thereupon automatically cease to be holders thereof and all rights of any such holder as a debtholder of BFI or as a beneficiary of the subordinated guarantee by the Company shall automatically cease.

        Upon an Automatic Exchange of the Notes, the Company reserves the right not to issue some or all of the Exchange Preference Shares to Ineligible Persons. In such circumstances, the Company will hold all Exchange Preference Shares that would otherwise be delivered to Ineligible Persons, as agent for such Ineligible Persons, and will attempt to facilitate the sale of such shares through a registered broker or dealer retained by the Company for the purpose of effecting the sale (to parties other than the Company, its affiliates or other Ineligible Persons) on behalf of such Ineligible Persons of such Exchange Preference Shares. Such sales, if any, may be made at any time and any price. The Company will not be subject to any liability for failing to sell Exchange Preference Shares on behalf of any such Ineligible Persons or at any particular price on any particular day. The net proceeds received by the Company from the sale of any such Exchange Preference Shares will be divided among the Ineligible Persons in proportion to the number of Exchange Preference Shares that would otherwise have been delivered to them, after deducting the costs of sale and any applicable Taxes or withholding on account of Taxes, if any. The Company will make payment of the aggregate net proceeds to The Depository Trust Company (the "Clearing Agency") (if the Notes are then held in the book-entry only system) or to the registrar and transfer agent (in all other cases) for distribution to such Ineligible Persons in accordance with the applicable procedures of the Clearing Agency or otherwise.

        "Ineligible Person" means any person whose address is in, or whom the Company or its transfer agent has reason to believe is a resident of, any jurisdiction outside of the United States to the extent that: (i) the issuance or delivery by the Company to such person, upon an Automatic Exchange of Exchange Preference Shares, would require the Company to take any action to comply with securities or analogous laws of such jurisdiction; or (ii) withholding tax would be applicable in connection with the delivery to such person of Exchange Preference Shares upon an Automatic Exchange.

        As a precondition to the delivery of any certificate or other evidence of issuance representing any Exchange Preference Shares or related rights following an Automatic Exchange, the Company may require a holder of Notes (and persons holding Notes represented by such holder of Notes) to deliver a declaration, in form and substance satisfactory to the Company, confirming compliance with any applicable regulatory requirements to establish that such holder of Notes is not, and does not represent, an Ineligible Person.

        As the events that give rise to an Automatic Exchange are bankruptcy and related events, it is in the interest of BFI and the Company to ensure that an Automatic Exchange does not occur, although the events that could give rise to an Automatic Exchange may be beyond BFI's and the Company's control.

Redemption Right

        On or after October 16, 2025, BFI may, at its option, on giving not more than 60 nor less than 30 days' notice to the holders of the Notes, redeem the Notes, in whole at any time or in part from time to time on any Interest Payment Date. The redemption price per $25 principal amount of Notes redeemed on any Interest Payment Date will be 100.00% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. Notice of redemption shall be irrevocable and on the redemption date, the Notes subject to redemption shall become due and payable at the redemption price, and from and after such date (unless BFI shall default in the payment of the redemption price and accrued interest) such Notes shall cease to bear interest. Notes that are redeemed shall be cancelled and shall not be reissued.

        In the event that BFI redeems or purchases any of the Notes, BFI intends (without thereby assuming a legal obligation) to do so only to the extent the aggregate redemption or purchase price is equal to or less than the net proceeds, if any, received by BFI from new issuances during the period commencing on the 365th or 366th calendar day, depending upon the actual number of days in the applicable year, prior to the date of such redemption or purchase of securities which are assigned by DBRS Limited ("DBRS") at the time of sale or issuance, an aggregate equity credit that is equal to or greater than the equity credit assigned to the Notes to be redeemed or repurchased (but taking into account any changes in hybrid capital methodology or another relevant methodology or the interpretation thereof since the issuance of the Notes), unless the Notes are redeemed pursuant to a Rating Event (to the extent it is triggered by a change of methodology at DBRS) or a Tax Event.

Redemption on Tax Event or Rating Event

        At any time, after the occurrence of a Tax Event, BFI may, at its option, on giving not more than 60 nor less than 30 days' notice to the holders of the Notes, redeem all (but not less than all) of the Notes. The redemption price per $25 principal amount of Notes will be equal to 100.00% of the principal amount thereof, together with accrued and unpaid interest to but excluding the date fixed for redemption.

        A "Tax Event" means BFI or the Company (as applicable) has received an opinion of counsel of nationally recognized standing experienced in such matters to the effect that, as a result of (i) any amendment or change to the laws (or any regulations or rulings thereunder) of any Relevant Taxing Jurisdiction (as defined below) or any applicable tax treaty or (ii) any change in the application, administration or interpretation of such laws, regulations, rulings or treaties (including any judicial decision rendered by a court of competent jurisdiction with respect to such laws, regulations, rulings or treaties), in each case of (i) and (ii), by any legislative body, court, governmental authority or agency, regulatory body or taxing authority, which amendment or change is effective on or after the Issue Date (or if the Relevant Taxing Jurisdiction has changed since the Issue Date, the date on which the applicable jurisdiction became a Relevant Taxing Jurisdiction) (including, for the avoidance of doubt, any such amendment or change made on or after the Issue Date (or the date on which the applicable jurisdiction became a Relevant Taxing Jurisdiction, as applicable) that has retroactive effect to a date prior to the Issue Date (or the date on which the applicable jurisdiction became a Relevant Taxing Jurisdiction, as applicable)), either (a) BFI or the Company (as applicable) is, or may be, subject to more than a de minimis amount of additional taxes, duties or other governmental charges or civil liabilities because the treatment of any of its items of income, taxable income, expense, taxable capital or taxable paid-up capital with respect to the Notes (including the treatment by BFI or the Company (as applicable) of interest on the Notes), as or as would be reflected in any tax return or form filed, to be filed, or that otherwise could have been filed, will not be respected by a taxing authority or (b) BFI or the Company (as applicable) has been or will be obligated to pay Additional Amounts as described under the caption "— Payment of Additional Amounts," and neither BFI nor the Company (as applicable) can avoid such obligation by taking commercially reasonable measures to avoid it.

        At any time, within 120 days following the occurrence of a Rating Event, BFI may, at its option, on giving not more than 60 nor less than 30 days' notice to the holders of the Notes, redeem all (but not less than all) of the Notes. The redemption price per $25 principal amount of Notes will be equal to 102.00% of the principal amount thereof, together with accrued and unpaid interest to but excluding the date fixed for redemption.

        A "Rating Event" means DBRS, Fitch Ratings, Inc. ("Fitch"), S&P Global Ratings, acting through S&P Global Ratings Services (Canada), a business unit of S&P Global Canada Corp. ("S&P") or Moody's Investors Service, Inc. ("Moody's," and together with DBRS, Fitch, and S&P, the "rating agencies" and each a "rating agency") amends, clarifies or changes the criteria it uses to assign equity credit to securities such as the Notes, which amendment, clarification or change results in (a) the shortening of the length of time the Notes are assigned a particular level of equity credit by that rating agency as compared to the length of time they would have been assigned that level of equity credit by that rating agency or its predecessor on the initial issuance of the Notes; or (b) the lowering of the equity credit (including up to a lesser amount) assigned to the Notes by that rating agency compared to the equity credit assigned by that rating agency or its predecessor on the initial issuance of the Notes.

Purchase for Cancellation

        The Notes may be purchased, in whole or in part, by BFI in the open market or by tender or private contract. Notes purchased by BFI shall be cancelled and shall not be reissued. The purchase price payable by BFI will be paid in cash.

Rank and Subordination

        The Notes will be direct unsecured subordinated obligations of BFI. The payment of principal and interest on the Notes, to the extent provided in the Indenture, will be subordinated in right of payment to the prior payment in full of all present and future BFI Senior Indebtedness, and will be effectively subordinated to all indebtedness and obligations of BFI's subsidiaries.

        In the event (i) of any insolvency or bankruptcy proceedings or any receivership, liquidation, reorganization or other similar proceedings in respect of BFI or a substantial part of its property, or of any proceedings for liquidation, dissolution or other winding-up of BFI, or (ii) subject to the subordination provisions in the Indenture that a default shall have occurred with respect to payments due on any BFI Senior Indebtedness, or there shall have occurred an event of default (other than a default in payment) in respect of any BFI Senior Indebtedness permitting the holder or holders thereof to accelerate the maturity thereof, or (iii) that the principal of and accrued interest on the Notes shall have been declared due and payable pursuant to the Indenture and such declaration shall not have been rescinded and annulled as provided therein, then the holders of BFI Senior Indebtedness shall first be entitled to receive payment of the full amount due thereon before the holders of the Notes are entitled to receive a payment on account of the principal or interest on the Notes, including, without limitation, any payments made pursuant to any redemption or purchase for cancellation.

        "BFI Senior Indebtedness" means all principal, interest, premium, fees and other amounts owing on, under or in respect of:

  (a)
  all indebtedness, liabilities and obligations of BFI, whether outstanding on the date of this Prospectus Supplement or thereafter created, incurred, assumed or guaranteed; and

  (b)
  all renewals, extensions, restructurings, refinancings and refundings of any such indebtedness, liabilities or obligations;

except only for indebtedness to trade creditors, the Notes and any indebtedness, liabilities or obligations of BFI that are, pursuant to the terms of the instrument creating or evidencing such indebtedness, liabilities or obligations, expressly pari passu with or subordinate in right of payment to the Notes. As of June 30, 2020, the BFI Senior Indebtedness totaled approximately $4.55 billion, and subsequent to June 30, 2020, BFI issued an additional $500 million of the 2051 Notes that also constitute BFI Senior Indebtedness.

Company Guarantee

        The Notes will be fully and unconditionally guaranteed, on a subordinated basis, as to payment of principal, premium (if any) and interest and certain other amounts by the Company and such guarantee will rank equally with the Company's other unsecured, subordinated obligations and will be subordinated to all present and future Company Senior Indebtedness. Due to these subordination provisions, in the event of the Company's or BFI's insolvency, funds that the Company or BFI would otherwise use to make payments under the Notes (or under the Company's guarantee thereof) will be used to pay the holders of the indebtedness ranking senior in right of payment to the Notes (or under the Company's guarantee thereof) to the extent necessary to pay such senior indebtedness in full. As a result of those payments, the holders of such senior indebtedness may recover more, ratably, than holders of the Notes. In addition, the holders of such senior indebtedness may under certain circumstances restrict or prohibit the Company from making payments on the Notes (or under the Company's guarantee thereof).

        "Company Senior Indebtedness" means all principal, interest, premium, fees and other amounts owing on, under or in respect of:

  (a)
  all indebtedness, liabilities and obligations of the Company, whether outstanding on the date of this Prospectus Supplement or thereafter created, incurred, assumed or guaranteed (including any such indebtedness, liabilities or obligations that are guaranteed by the Company); and

  (b)
  all renewals, extensions, restructurings, refinancings and refundings of any such indebtedness, liabilities or obligations;

except only for indebtedness to trade creditors, the guarantee by the Company of the Notes and any indebtedness, liabilities or obligations of the Company that are, pursuant to the terms of the instrument creating or evidencing such indebtedness, liabilities or obligations, expressly pari passu with or subordinate in right of payment to the guarantee by the Company of the Notes. As of June 30, 2020, the Company Senior Indebtedness totaled approximately $8.1 billion, which includes the Company's guarantees of $4.55 billion of BFI's existing notes and $600 million of 3.50% notes due 2050 issued by BFL. In addition, in September 2020, BFI issued an additional $500 million of the 2051 Notes that are also guaranteed by the Company and constitute Company Senior Indebtedness.

        In addition to the contractual subordination described above, the payment of principal and interest on the Notes will be structurally subordinated to all indebtedness and other obligations of any subsidiaries of the Company (other than other subordinated debt of BFI), and the payment of principal and interest under the Company's guarantee of the Notes will be structurally subordinated to all indebtedness and other obligations of the Company's subsidiaries.

Events of Default

        An event of default in respect of the Notes will occur only if BFI defaults (i) on the payment of principal or premium or Additional Amounts, if any, when due and payable, or (ii) on the payment of interest (including Additional Amounts) when due and payable and such default continues for 30 days (subject to BFI's right, at its sole option, to defer interest payments, as described under "Description of the Notes — Deferral Right") (each, an "Event of Default"). There will be no right of acceleration in the case of a default in the performance of any other covenant of BFI or the Company in the Indenture, although a legal action could be brought to enforce such covenant. For the avoidance of doubt, the events of default stated in this section shall be the only events of default applicable to the Notes.

        If an event of default has occurred and is continuing, and the Notes have not already been automatically exchanged into Exchange Preference Shares, then BFI shall be deemed to be in default under the Indenture and the Notes and the Trustee may, in its discretion and shall upon the request of holders of not less than 25% of the principal amount of Notes then outstanding under the Indenture, demand payment of the principal or premium or Additional Amounts, if any, together with any accrued and unpaid interest (including Additional Amounts) up to (but excluding) such date, which shall immediately become due and payable in cash, and may institute legal proceedings for the collection of such aggregate amount in the event BFI and the Company fail to make payment thereof upon such demand.

Additional Covenants

        In addition to the Dividend Stopper Undertaking, the Company will covenant for the benefit of the holders of the Notes that it (i) will not create or issue any Company Preference Shares which, in the event of insolvency, liquidation, dissolution or winding-up of the Company, would rank in right of payment in priority to the Exchange Preference Shares and (ii) BFI shall at all times remain a subsidiary of the Company.

Issue of Exchange Preference Shares in Connection with Automatic Exchange

        All corporate action necessary to authorize the Company to issue Exchange Preference Shares pursuant to the terms of the Notes will be completed prior to the closing of the Offering.

Merger, Amalgamation, Consolidation, Sale, Lease or Conveyance

        Pursuant to the Indenture, neither BFI nor the Company (in each case for purposes of this paragraph, a "Predecessor") shall enter into any transaction (whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person (in each case for purposes of this paragraph, a "Successor") unless: (a) the Predecessor and the Successor shall have executed, prior to or contemporaneously with the consummation of such transaction, such instruments and done such things as, in the opinion of counsel, are necessary or advisable to establish that, upon the consummation of such transaction, (i) the Successor will have assumed all the covenants and obligations of the Predecessor under the Indenture in respect of the Notes, and in the case of the Company, its subordinated guarantee of the Notes and (ii) the Notes will be valid and binding obligations of the Successor, entitling the holders thereof, as against the Successor, to all the rights of holders of Notes under the Indenture; and (b) such transaction shall be on such terms and shall be carried out at such times and otherwise in such manner as shall not be prejudicial to the interests of the holders of the Notes or to the rights and powers of the Trustee under the Indenture; provided, however, that such restrictions are not applicable to any sale or transfer by BFI or the Company to any one or more of their subsidiaries.

Payment of Additional Amounts

        All payments made by BFI or the Company under or with respect to the Notes will be made free and clear of, and without withholding or deduction for or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge (hereinafter, "Taxes") imposed or levied by or on behalf of the government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (a "Relevant Taxing Jurisdiction"), unless BFI or the Company (as applicable) is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If BFI or the Company is so required to withhold or deduct any amount for or on account of Taxes from any payment made by it under or with respect to the Notes and the Notes are not redeemed in accordance with the provisions described under "— Redemption on Tax Event or Rating Event", BFI or the Company (as applicable) will pay such additional amounts (hereinafter "Additional Amounts") as may be necessary so that the net amount received (including Additional Amounts) by each holder (including, as applicable, the beneficial owners in respect of any such holder) after such withholding or deduction will not be less than the amount the holder (including, as applicable, the beneficial owners in respect of any such holder) would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to: (a) any payment to a holder or beneficial owner who is liable for such Taxes in respect of such note (i) by reason of such holder or beneficial owner, or any other person entitled to payments on the note, being a person with whom BFI or the Company does not deal at arm's length (within the meaning of the Income Tax Act (Canada) (the "Tax Act")), (ii) by reason of the existence of any present or former connection between such holder or beneficial owner (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such holder or beneficial owner, if such holder or beneficial owner is an estate, trust, partnership, limited liability company or corporation) and Canada or any province or territory thereof or therein other than the mere ownership, or receiving payments under or enforcing any rights in respect of such note as a non-resident or deemed non-resident of Canada or any province or territory thereof or therein, or (iii) by reason of such holder or beneficial owner being a "specified shareholder" of BFI or not dealing at arm's length with a "specified shareholder" of BFI as defined in subsection 18(5) of the Tax Act; (b) any Tax that is levied or collected other than by withholding from payments on or in respect of the Notes; (c) any note presented for payment (where presentation is required) more than 30 days after the later of (i) the date on which such payment first becomes due or (ii) if the full amount of the monies payable has not been paid to the holders of the Notes on or prior to such date, the date on which the full amount of such monies has been paid to the holders of the Notes, except to the extent that the holder of the Notes would have been entitled to such Additional Amounts on presentation of the same for payment on the last day of such period of 30 days; (d) any estate, inheritance, gift, sales, transfer, excise or personal property tax or any similar Tax; (e) any Tax imposed as a result of the failure of a holder or beneficial owner to comply with certification, identification, declaration or similar reporting requirements concerning the nationality, residence, identity or connection with Canada or any province or territory thereof or therein of such holder or beneficial owner, if such compliance is required by statute or by regulation, as a precondition to reduction of, or exemption, from such Tax; (f) any (i) withholding or deduction imposed pursuant to Sections 1471 to 1474 of the U.S. Internal Revenue Code of 1986, as amended ("FATCA"), or any successor version thereof, or any similar legislation imposed by any other governmental authority, (ii) Tax or penalty arising from the holder's or beneficial owner's failure to properly comply with the holder's or beneficial owner's obligations imposed under the Canada-United States Enhanced Tax Information Exchange Agreement Implementation Act (Canada) or any treaty, law or regulation or other official guidance enacted by Canada implementing FATCA or an intergovernmental agreement with respect to FATCA or any similar legislation imposed by any other governmental authority, including, for greater certainty, Part XVIII and Part XIX of the Tax Act; or (g) any combination of the foregoing clauses (a) to (f).

        BFI or the Company (as applicable) will also (1) make such withholding or deduction and (2) remit the full amount deducted or withheld by it to the relevant authority in accordance with applicable law. BFI or the Company (as applicable) will furnish to the holders of the Notes, within 30 days after the date the payment of any Taxes by it is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by it. BFI and the Company will indemnify and hold harmless each holder (including, as applicable, the beneficial owners in respect of any such holder) and, upon written request, will reimburse each such holder (including, as applicable, the beneficial owners in respect of any such holder) for the amount of (i) any Taxes (other than any Taxes for which Additional Amounts would not be payable pursuant to clauses (a) through (g) above) levied or imposed and paid by such holder (including, as applicable, the beneficial owners in respect of any such holder) as a result of payments made under or with respect to the Notes which have not been withheld or deducted and remitted by BFI or the Company (as applicable) in accordance with applicable law, (ii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (iii) any Taxes (other than any Taxes for which Additional Amounts would not be payable pursuant to clauses (a) through (g) above) imposed with respect to any reimbursement under clause (i) or (ii) above, but excluding any such Taxes on such holder's (including, as applicable, the beneficial owners in respect of any such holder's) net income.

        Whenever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), Redemption Price, Purchase Price, interest or any other amount payable under or with respect to any Note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Co-Obligors and/or Additional Guarantors

        Without the consent of any holders, BFI, when authorized by a resolution of the board of directors of BFI, the Company and the Trustee, may enter into an indenture supplemental to the Indenture in respect of the Notes, in form satisfactory to the Trustee, for the purpose of adding as a co-obligor (whether as an additional issuer or guarantor) of the Notes, an Affiliate of BFI or the Company (each, a "Co-Obligor"); provided that any such Co-Obligor shall be organized or formed under the laws of (1) any state of the United States, (2) Canada or any province or territory thereof, (3) the United Kingdom, (4) Australia or (5) any country that is a member of the European Union. Any such supplemental indenture entered into for the purpose of adding a Co-Obligor formed under any jurisdiction other than a state of the United States (each, a "Non-U.S. Co-Obligor") shall include a provision for (i) the payment of additional amounts in the form substantially similar to that described in "— Additional Amounts", with such modifications as the Company and such Non-U.S. Co-Obligor reasonably determine are customary and appropriate for U.S. and Canadian bondholders to address then-applicable (or potentially applicable future) taxes, duties, levies, imposts, assessments or other governmental charges imposed or levied by or on behalf of the applicable governmental authority in respect of payments made by such Non-U.S. Co-Obligor under or with respect to the Notes, including any exceptions thereto as the Company and such Non-U.S. Co-Obligor shall reasonably determine would be customary and appropriate for U.S. and Canadian bondholders and (ii) the right of any issuer to redeem the Notes at 100% of the aggregate principal amount thereof plus accrued interest thereon in the event that Additional Amounts become payable by a Non-U.S. Co-Obligor in respect of the Notes as a result of any change in law or official position regarding the application or interpretation of any law that is announced or becomes effective after the date of such supplemental indenture.

        Any such Co-Obligor shall be jointly and severally liable with BFI or the Company (as applicable) to pay the principal, premium, if any, and interest on the Notes. BFI would only add a Co-Obligor if BFI determines that adding a Co-Obligor would not result in a deemed sale or exchange of the Notes by any holder for U.S. federal income tax purposes under applicable Treasury Regulations or a disposition of the Notes by any holder for Canadian federal income tax purposes.

        "Affiliate" of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, "control", when used with respect to any Person, means the power to influence the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

Amendment, Supplement and Waiver

        Modifications and amendments of the Indenture may be made by the Company, BFI and the Trustee with the consent of the holders of a majority of the principal amount of the outstanding debt securities of each series issued under the Indenture (including the Notes) affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such affected series: (1) change the stated maturity of the principal of, or any installment of interest, if any, on any debt security; (2) reduce the principal amount of, or the premium, if any, or the rate of interest, if any, on any debt security; (3) reduce the amount of the principal of any debt security payable upon the acceleration of the maturity thereof, (4) change the place of payment; (5) change the currency or currency unit of payment of principal of (or premium, if any) or interest, if any, on any debt security; (6) impair the right to institute suit for the enforcement of any payment on or with respect to any debt security; (7) reduce the percentage of principal amount of outstanding debt securities of such series, the consent of the holders of which is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; (8) modify the provisions of the Indenture relating to subordination in a manner that adversely affects the rights of the holders of debt securities; (9) modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants except as otherwise specified in the Indenture; or (10) following the mailing of any offer to purchase, modify any offer to purchase for such debt security required to be made pursuant to the terms of such outstanding debt security in a manner materially adverse to the holders thereof.

        The holders of a majority of the principal amount of the Notes may on behalf of the holders of the Notes waive, insofar as the Notes are concerned, compliance by BFI and the Company with certain restrictive provisions of the Indenture, including the covenants and events of default. The holders of a majority in principal amount of the Notes may waive any past default under the Indenture with respect to the Notes, except a default in the payment of the principal of (or premium, if any) and interest, if any, on the Notes or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding Note. The Indenture or the Notes may be amended or supplemented, without the consent of any holder of debt securities, in order, among other purposes, to cure any ambiguity or inconsistency or to make any change that does not have an adverse effect on the rights of any holder of Notes.

Issue of Additional Notes

        BFI may, at any time and from time to time, issue additional Notes or other subordinated notes without the authorization of holders of the Notes. In the event that BFI issues additional series of subordinated notes, the rights, privileges, restrictions and conditions attached to such additional series may vary materially from the Notes. In such event, the right of the holders of the Notes to receive interest or principal may rank pari passu with the rights of the holders of other subordinated notes.

The Trustee and the Paying Agent

        The address of the Trustee is 100 University Avenue, 11th Floor, Toronto, Ontario M5J 2Yl. The "Place of Payment" for the Notes will be at the address of the Paying Agent, currently located at 8742 Lucent Boulevard, Suite 225, Highlands Ranch, Colorado, 80129.

Governing Law

        The Indenture, the Notes and the Company's guarantee will be governed by and construed in accordance with the laws of the of the State of New York, without regard to conflicts of laws principles thereof; provided, however, that the exercise, performance or discharge by the Trustee of any of its rights, powers, duties or responsibilities hereunder shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Book-Entry Only Form

        Upon issuance, the Notes will be represented by one or more fully registered global securities (the "Global Securities") registered in the name of Cede & Co. (the nominee of the Clearing Agency), or such other name as may be requested by an authorized representative of the Clearing Agency. The authorized denominations of each Note will be $25 and integral multiples of $25 in excess thereof. Accordingly, the Notes may be transferred or exchanged only through the Clearing Agency and its Participants. Except as described below, owners of beneficial interests in the Global Securities will not be entitled to receive the Notes in definitive form.

        Beneficial interests in the Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect Participants in the Clearing Agency. Holders of the Notes may elect to hold interests in the Notes in book-entry form through either the Clearing Agency in the U.S.

or Clearstream Banking, société anonyme ("Clearstream"), or Euroclear Bank S.A./N.V. ("Euroclear"), if they are participants in those systems, or indirectly through organizations which are participants in those systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Clearstream's and Euroclear's names on the books of their respective depositaries, which in turn will hold such interests in customers' securities accounts in the depositaries' names on the books of the Clearing Agency.

        Each person owning a beneficial interest in a Global Security must rely on the procedures of the Clearing Agency and, if such person is not a Participant, on the procedures of the participant through which such person owns its interest in order to exercise any rights of a holder under the Indenture. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security representing the Notes.

        The following is based on information furnished by the Clearing Agency:

        The Clearing Agency is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the U.S. Exchange Act. The Clearing Agency holds securities that its Participants deposit with the Clearing Agency. The Clearing Agency also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. These direct Participants ("Direct Participants") include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Clearing Agency is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC is the holding company for the Clearing Agency, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the Clearing Agency's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Clearing Agency and its Participants are on file with the SEC.

        Purchases of the Notes under the Clearing Agency's system must be made by or through Direct Participants, which will receive a credit for such Notes on the Clearing Agency's records. The ownership interest of each actual purchaser of each Note represented by a Global Security ("Beneficial Owner") is in turn to be recorded on the Direct Participants' and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Clearing Agency of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct Participants or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in a Global Security representing the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners of a Global Security representing the Notes will not receive the Notes in definitive form representing their ownership interests therein, except in the event that use of the book-entry system for such Notes is discontinued.

        To facilitate subsequent transfers, the Global Securities representing the Notes which are deposited with the Clearing Agency are registered in the name of the Clearing Agency's nominee, Cede & Co., or such other name as may be requested by an authorized representative of the Clearing Agency. The deposit of Global Securities with the Clearing Agency and their registration in the name of Cede & Co. or such other nominee effect no change in beneficial ownership. The Clearing Agency has no knowledge of the actual Beneficial Owners of the Global Securities representing the Notes; the Clearing Agency's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by the Clearing Agency to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners

will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Neither the Clearing Agency nor Cede & Co. (nor such other nominee of the Clearing Agency) will consent or vote with respect to the Global Securities representing the Notes. Under its usual procedures, the Clearing Agency mails an "omnibus proxy" to BFI as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

        Principal, premium, if any, and interest payments on the Global Securities representing the Notes will be made to Cede & Co. (or such other nominee as may be requested by an authorized representative of the Clearing Agency). The Clearing Agency's practice is to credit Direct Participants' accounts, upon the Clearing Agency's receipt of funds and corresponding detailed information from BFI or the Trustee, on the applicable payment date in accordance with their respective holdings shown on the Clearing Agency's records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of the Clearing Agency, the applicable Trustee or BFI, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of the Clearing Agency) is the responsibility of BFI or the applicable Trustee (provided it has received funds from BFI), disbursement of such payments to Direct Participants shall be the responsibility of the Clearing Agency, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

        The Clearing Agency may discontinue providing its services as securities depository with respect to the Notes at any time by giving reasonable notice to BFI or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, Notes in definitive form are required to be printed and delivered to each holder.

        BFI may decide to discontinue use of the system of book-entry transfers through the Clearing Agency (or a successor securities depositary). In that event, the Notes in definitive form will be printed and delivered.

        Clearstream advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations ("Clearstream participants"), and facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to Clearstream participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the Underwriters of the Offering. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream participant, either directly or indirectly.

        Distributions with respect to interests in the Notes held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by the Clearing Agency for Clearstream.

        Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear ("Euroclear participants"), and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. ("Euroclear Operator"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the Underwriters of the Offering. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

        Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within the Euroclear System, withdrawals of securities and cash from the Euroclear System, and receipts of payment with respect to securities in the Euroclear System. All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants, and has no records of or relationship with persons holding through Euroclear participants.

        Distributions with respect to the Notes held beneficially through the Euroclear System will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for the Euroclear System.

        The information in this section concerning the Clearing Agency and the Clearing Agency's book-entry system, Clearstream and Euroclear has been obtained from sources that BFI and the Company believe to be reliable, but is subject to any changes to the arrangements between BFI and the Clearing Agency and any changes to such procedures that may be instituted unilaterally by the Clearing Agency, Clearstream and Euroclear.

Transfers

        Transfers of ownership of the Notes will be effected only through records maintained by the Clearing Agency for such Notes with respect to interests of Participants and on the records of Participants with respect to interests of persons other than Participants. Holders of the Notes who are not Participants, but who desire to purchase, sell or otherwise transfer ownership of or other interests in the Notes, may do so only through Participants. The ability of a holder to pledge Notes or otherwise take action with respect to such holder's interest in Notes (other than through a Participant) may be limited due to the lack of a physical certificate. See "Risk Factors — Risks Relating to the Notes — No Assurance of Active Trading Market in the Notes."

Payments and Deliveries

        As long as the Clearing Agency is the registered owner of the Notes, the Clearing Agency will be considered the sole owner of the Notes for the purposes of receiving payments on the Notes or the delivery of Exchange Preference Shares upon the occurrence of an Automatic Exchange. Payments of interest in respect of the Notes will be made by BFI to the Clearing Agency as the registered holder of the Notes and BFI understands that such payments will be forwarded by the Clearing Agency to Participants in accordance with the applicable procedures of the Clearing Agency. Deliveries of Exchange Preference Shares in respect of the exercise or operation of the Automatic Exchange in the limited circumstances described under "— Automatic Exchange" are expected to be made by the Company and/or BFI to the Clearing Agency as the registered holder of the Notes and the Company and/or BFI understands that such shares will be forwarded by the Clearing Agency to Participants in accordance with the applicable procedures of the Clearing Agency. As long as the Notes are held in the Clearing Agency's book-entry only system, the responsibility and liability of the Trustees, the Company and/or BFI in respect of the Notes is limited to making payment of any amount due on the Notes and/or making delivery of Exchange Preference Shares in respect thereof to the Clearing Agency.

DESCRIPTION OF THE EXCHANGE PREFERENCE SHARES

        The following is a summary of the rights, privileges, restrictions and conditions attaching to the Exchange Preference Shares. This summary is qualified in its entirety by the Company's articles and the actual terms and conditions of the Exchange Preference Shares.

Series

        The Exchange Preference Shares, if and when issued in connection with an Automatic Exchange, will be Series 50 of the Class A Preference Shares of the Company. As of the date of this Prospectus Supplement, the Company had an aggregate of 189,786,171 Class A Preference Shares issued and outstanding. The Company may, from time to time, create additional series of Class A Preferred Shares. For additional information on the Company's outstanding series of Class A Preference Shares, please the documents incorporated by reference herein as described under "Documents Incorporated by Reference".

Issue Price

        The Exchange Preference Shares will have an issue price of $25 per share. At the Exchange Time, holders of the Notes will receive one Exchange Preference Share for each $25 principal amount of Notes previously held together with the number of Exchange Preference Shares (including fractional shares, if applicable) calculated by dividing the amount of accrued and unpaid interest, if any, on the Notes, by $25.

No Fixed Maturity

        The Exchange Preference Shares will not have a fixed maturity date.

Dividends

        Holders of the Exchange Preference Shares will be entitled to receive fixed cumulative preferential cash dividends, as and when declared by the Board of Directors, at the same rate as would have accrued on the Notes (had such Notes remained outstanding) as described under "Description of the Notes — Interest and Maturity", payable quarterly on January 16, April 16, July 16 and October 16 of each year.

        Payments of dividends and other amounts in respect of the Exchange Preference Shares are expected to be made by the Company to the Clearing Agency, or its nominee, as the case may be, as registered holder of the Exchange Preference Shares. As long as the Clearing Agency, or its nominee, is the registered holder of the Exchange Preference Shares, the Clearing Agency, or its nominee, as the case may be, will be considered the sole owner of the Exchange Preference Shares for the purposes of receiving payment on the Exchange Preference Shares.

Redemption of the Exchange Preference Shares

        The Exchange Preference Shares will not be redeemable by the Company prior to October 16, 2025. On or after October 16, 2025, and subject to certain other restrictions set out in "Description of the Exchange Preference Shares — Restrictions on Dividends and Retirement and Issue of Shares", the Company may, at its option, on at least 30 days and not more than 60 days prior written notice, redeem all or from time to time any part of the outstanding Exchange Preference Shares by payment in cash of a per share sum equal to $25.00, together with all accrued and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Company).

        If less than all of the outstanding Exchange Preference Shares are to be redeemed, the shares to be redeemed shall be selected on a pro rata basis disregarding fractions or in such manner as the Board of Directors in its sole discretion may, by resolution, determine.

        The Exchange Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders of Exchange Preference Shares. See "Risk Factors".

Purchase for Cancellation

        Subject to applicable law and to the provisions described under "Description of the Exchange Preference Shares — Restrictions on Dividends and Retirement and Issue of Shares" below, the Company may at any time purchase for cancellation the whole or any part of the Exchange Preference Shares at the lowest price or prices at which in the opinion of the Board of Directors such shares are obtainable.

Rights on Liquidation

        In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Exchange Preference Shares will be entitled to receive $25.00 per share, together with all accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Company), before any amount is paid or any assets of the Company are distributed to the holders of any shares ranking junior as to capital to the Exchange Preference Shares. Upon payment of such amounts, the holders of the Exchange Preference Shares will not be entitled to share in any further distribution of the assets of the Company.

Priority

        The Exchange Preference Shares rank senior to the Class AA Preference Shares, the Class A Limited Voting Shares, the Class B Limited Voting Shares and other shares ranking junior to the Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs. The Exchange Preference Shares rank on a parity with every other series of Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs.

        As of the date of this Prospectus Supplement, the Company had an aggregate of 189,786,171 Class A Preference Shares issued and outstanding, all of which would rank on parity with the Exchange Preference Shares.

Restrictions on Dividends and Retirement and Issue of Shares

        So long as any of the Exchange Preference Shares are outstanding, the Company will not, without the approval of the holders of the Exchange Preference Shares:

  (i)
  declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Company ranking as to capital and dividends junior to the Exchange Preference Shares) on shares of the Company ranking as to dividends junior to the Exchange Preference Shares;

  (ii)
  except out of the net cash proceeds of a substantially concurrent issue of shares of the Company ranking as to return of capital and dividends junior to the Exchange Preference Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Company ranking as to capital junior to the Exchange Preference Shares;

  (iii)
  redeem or call for redemption, purchase, or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Exchange Preference Shares then outstanding; or

  (iv)
  except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Exchange Preference Shares unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Exchange Preference Shares and on all other shares of the Company ranking prior to or on a parity with the Exchange Preference Shares with respect to the payment of dividends have been declared and paid or set apart for payment.

Shareholder Approvals

        In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Exchange Preference Shares as a series and any other approval to be given by the holders of the Exchange Preference Shares may be given by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of at least 25% of the outstanding Exchange Preference Shares are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Exchange Preference Shares then present would form the necessary quorum. At any meeting of holders of Exchange Preference Shares as a series, each such holder shall be entitled to one vote in respect of each Exchange Preference Share held.

        The Company will covenant that for so long as the Notes are outstanding no amendment will be made to the rights, privileges, restrictions and conditions of the Exchange Preferred Shares (other than any amendments relating to the Class A Preference Shares as a class) without the prior approval of the holders of not less than a majority of the aggregate principal amount of the Notes then outstanding.

Voting Rights

        The holders of the Exchange Preference Shares will not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of all holders of Exchange Preference Shares as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Company unless and until the Company shall have failed to pay eight quarterly dividends on the Exchange Preference Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Company properly applicable to the payment of dividends. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Exchange Preference Shares will be entitled to receive notice of and to attend each meeting of the Company's shareholders (other than any meetings at which only holders of another specified class or series are entitled to vote), and to one vote for each Exchange Preference Share held, provided that in respect of the election of directors, the holders of Exchange Preference Shares will vote with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares only in the election of one-half of the Board of Directors (less the number of directors which the holders of the Class A Preference Shares, Series 2 may be entitled to elect if dividends on such shares are in arrears). Upon payment of the entire amount of all Exchange Preference Share dividends in arrears, the voting rights of the holders of the Exchange Preference Shares shall forthwith cease.

        The Company's articles provide that each holder of shares entitled to vote in an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder of shares multiplied by the number of directors to be elected. The holder of shares may cast all such votes in favor of the candidate or distribute them among the candidates in any manner the holder of shares sees fit. Where the holder of shares has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder of shares shall be deemed to have divided his or her votes equally among the candidates for whom the holder of shares voted.

Tax Election

        The Company will elect, in the manner and within the time provided under Part VI.1 of the Income Tax Act (Canada) (the "Tax Act"), to pay or cause payment of the tax, under Part VI.1 at a rate such that the corporate holders of Exchange Preference Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received on such shares.

Book-Entry Only Form

        Unless the Company elects otherwise, the Exchange Preference Shares will be issued in "book-entry only" form and may be purchased, held and transferred in substantially the same manner as the Notes. See "Description of the Notes — Book-Entry Only Form."

UNDERWRITING

        J.P. Morgan Securities LLC, BofA Securities, Inc., RBC Capital Markets, LLC and Wells Fargo Securities, LLC are acting as the representatives (collectively, the "Representatives") to the several underwriters (collectively, the "Underwriters") named in Schedule II to a certain underwriting agreement (the "Underwriting Agreement") between BFI, the Company and the Representatives. Subject to the terms and conditions set forth in an Underwriting Agreement, BFI has agreed to sell to the Underwriters, and each of the Underwriters has agreed, severally and not jointly, to purchase from BFI, the principal amount of Notes set forth opposite its name below.

Underwriter	Principal Amount of Notes ($)
J.P. Morgan Securities LLC	$76,000,000
BofA Securities, Inc.	76,000,000
RBC Capital Markets, LLC	76,000,000
Wells Fargo Securities, LLC	76,000,000
Citigroup Global Markets Inc.	28,000,000
SMBC Nikko Securities America, Inc.	28,000,000
Barclays Capital Inc.	8,000,000
BMO Capital Markets Corp.	8,000,000
Deutsche Bank Securities Inc.	8,000,000
HSBC Securities (USA) Inc.	8,000,000
Mizuho Securities USA LLC	4,000,000
MUFG Securities Americas Inc.	4,000,000

Total	$400,000,000

        Subject to the terms and conditions set forth in the Underwriting Agreement, the Underwriters have agreed, severally and not jointly, to purchase all of the Notes sold under the Underwriting Agreement if any of these Notes are purchased. If an Underwriter defaults, the Underwriting Agreement provides that the purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

        The offering price of $400,000,000 (less the Underwriters' fees) will be payable in cash to BFI against delivery on or about October 16, 2020.

        BFI and the Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act and any Canadian securities laws, or to contribute to payments the Underwriters may be required to make in respect of those liabilities.

        The Underwriters are offering the Notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Notes, and other conditions contained in the Underwriting Agreement, such as the receipt by the Underwriters of officer's certificates and legal opinions. The Underwriting Agreement provides that the obligations of the Underwriters to purchase the Notes may be terminated at their discretion if there is a material adverse change in the financial markets which makes it impracticable to proceed with the Offering and may also be terminated upon the occurrence of certain stated events. The Underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. The offering price and the other terms of the Notes have been determined by negotiation between BFI, the Company and the Underwriters.

        This Prospectus Supplement does not constitute an offer of the Notes, directly or indirectly, in Canada or to residents of Canada. Each Underwriter, severally and not jointly, has represented and agreed that it has not offered or sold, directly or indirectly, and will not, directly or indirectly, offer, sell or deliver, any of the Notes in or from Canada or to any resident of Canada.

Commissions and Discounts

        The Representatives have advised BFI and the Company that the Underwriters propose initially to offer the Notes at the public offering price set forth on the cover page of this Prospectus Supplement and may offer the Notes to dealers at that price less a concession not in excess of $0.15 per Note sold to institutional investors and $0.50 per Note sold to retail investors. The Underwriters may allow, and those dealers may reallow, a discount not in excess of $0.45 per Note to certain other dealers. After the initial offering, the public offering price, concession or any other term of the Offering may be changed.

        The following table shows the public offering price, underwriting commission and net proceeds from the Offering.

	Per Note	Total(1)
Public offering price	100.0000%	$400,000,000.00
Underwriting commission	2.4893%	$9,957,112.50
Net Proceeds(2)	97.5107%	$390,042,887.50

(1)
Reflects $122,925,000.00 principal amount of Notes sold to institutional investors, for which the Underwriters received an underwriting commission of $0.2500 per Note, and $277,075,000.00 principal amount of Notes sold to retail investors, for which the Underwriters received an underwriting commission of $0.7875 per Note.

(2)
After deducting the underwriting commission but before accounting for any additional expenses of the Offering paid or payable by the Company.

        We estimate that total expenses of the Offering, excluding the underwriting commission, will be approximately $650,000.

New Issue of Notes

        The Notes are a new issue of securities with no established trading market. BFI intends to apply for listing of the Notes on the NYSE. If approved for listing, trading on the NYSE is expected to commence within 30 days after the Notes are first issued. BFI and the Company have been advised by the Underwriters that they presently intend to make a market in the Notes after completion of the Offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. BFI and the Company cannot assure the liquidity of the trading market for the Notes or that an active public market for the Notes will develop. If an active public trading market for the Notes does not develop, the market price and liquidity of the Notes may be adversely affected. If the Notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the Company's operating performance and financial condition, general economic conditions and other factors.

        BFI and the Company are under no obligation to, and do not intend to, list the Exchange Preference Shares on any stock exchange or other market.

No Sales of Similar Securities

        In the Underwriting Agreement, BFI and the Company have agreed that they will not, without the prior written consent of the Representatives, offer, sell, contract to sell, pledge, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by BFI, the Company or any affiliate of BFI, the Company or any person in privity with BFI, the Company or any affiliate of BFI or the Company), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, any debt securities issued or guaranteed by BFI or the Company (other than the Notes) or publicly announce an intention to effect any such transaction, until the closing of the offering of the Notes. For the avoidance of doubt, this provision shall not prohibit the incurrence of indebtedness by the Company under any commercial paper program or under the Company's revolving credit facilities in effect on the date of the underwriting agreement.

Price Stabilization, Short Positions

        In connection with the Offering, the Underwriters may purchase and sell the Notes in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the Underwriters of a greater principal amount of Notes than they are required to purchase in the Offering. The Underwriters must close out any short position by purchasing Notes in the open market. A short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Notes in the open market after pricing that could adversely affect investors who purchase in the Offering. Stabilizing transactions consist of various bids for or purchases of Notes made by the Underwriters in the open market to peg, fix or maintain the price of the Notes prior to the completion of the Offering.

        Similar to other purchase transactions, the Underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the Notes or preventing or retarding a decline in the market price of the Notes. As a result, the price of the Notes may be higher than the price that might otherwise exist in the open market.

        Neither BFI, the Company nor any of the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither BFI, the Company nor any of the Underwriters make any representation that the Underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

        Some of the Underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with BFI, the Company or its affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In particular, affiliates of certain of the Underwriters are lenders under the Company and its subsidiaries' credit facilities for which they have received, and in the future would receive, customary fees.

        In addition, in the ordinary course of their business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the Underwriters or their affiliates have a lending relationship with the Company and routinely hedge, and certain other of those Underwriters or their affiliates may hedge, their credit exposure to the Company consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes. The Underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Settlement

        The Company expects that delivery of the Notes will be made against payment therefor on or about the date specified on the cover page of this Prospectus Supplement, which will be the fifth business day following the date of pricing of the Notes (this settlement cycle being referred to as "T+5"). Under Rule 15c6-1 of the U.S. Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to their delivery hereunder will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to make such trades should consult their own advisor.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

        The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area ("EEA") or in the United Kingdom (the "UK"). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, "MiFID II"); or (ii) a customer within the meaning of Directive (EU)2016/97 (as amended, the "Insurance Distribution Directive"), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2017/1129 (as amended, the "Prospectus Regulation"). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended or superseded, the "PRIIPs Regulation") for offering or selling the Notes or otherwise making them available to retail investors in the EEA or in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA or in the UK may be unlawful under the PRIIPs Regulation. This Prospectus has been prepared on the basis that any offer of Notes in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of Notes. This Prospectus is not a prospectus for the purposes of the Prospectus Regulation.

        References to Regulations or Directives include, in relation to the UK, those Regulations or Directives as they form part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 or have been implemented in UK domestic law, as appropriate.

        The above selling restrictions is in addition to any other selling restriction set out below.

Notice to Prospective Investors in the United Kingdom

        In the UK, this prospectus supplement and the accompanying short form base shelf prospectus is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the "Financial Promotion Order"), (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations, etc.") of the Financial Promotion Order, (iii) are outside the UK, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the "FSMA")) in connection with the issue or sale of any notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). This prospectus supplement and the accompanying short form base shelf prospectus is directed only at relevant persons and must not be acted on or relied on in the UK by persons who are not relevant persons. In the UK, any investment or investment activity to which this prospectus supplement and the accompanying short form base shelf prospectus relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Hong Kong

        The Notes have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the Notes has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

        The Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the "Financial Instruments and Exchange Law") and each Underwriter has agreed that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

        This Prospectus Supplement and the accompanying Base Shelf Prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Prospectus Supplement and the accompanying Base Shelf Prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  (a)
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA except:

  (a)
  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

  (b)
  where no consideration is or will be given for the transfer;

  (c)
  where the transfer is by operation of law;

  (d)
  as specified in Section 276(7) of the SFA; or

  (e)
  as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

        Singapore Securities and Futures Act Product Classification — Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, the Company has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are "prescribed capital markets products" (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in Canada

        The Notes offered under this Prospectus Supplement and the accompanying Base Shelf Prospectus are not being, and may not be, offered or sold, directly or indirectly, in Canada or to any resident of Canada.

PRIOR SALES

        No debt securities have been issued by BFI during the 12 months preceding the date of this prospectus supplement except for the following:

  •
  On April 9, 2020, BFI issued $600 million principal amount of 4.350% notes due April 15, 2030 (the "original 2030 notes") at a price of 99.903% of their principal amount.

  •
  On April 14, 2020, BFI issued an additional $150 million principal amount of 4.350% notes due April 15, 2030 (the "additional 2030 notes") on substantially the same terms as the original 2030 notes.

  •
  On September 28, 2020, BFI issued $500 million principal amount of the 2051 Notes at a price of 99.313% of their principal amount.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        In the opinion of Torys LLP, counsel to the Company, and Goodmans LLP, counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax considerations generally applicable to a holder of Notes or Exchange Preference Shares who acquires, as beneficial owner, Notes pursuant to the Offering and any Exchange Preference Shares on the exchange of such Notes and who, for purposes of the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder (the "Regulations") and at all relevant times, (i) is not, and is not deemed to be, resident in Canada; (ii) deals at arm's length with BFI, the Company, and their respective affiliates and the Underwriters and is not affiliated with BFI. the Company or any of their respective affiliates; (iii) deals at arm's length with any transferee resident (or deemed to be resident) in Canada to whom the holder disposes of a Note; (iv) holds Notes and will hold any Exchange Preference Shares as capital property; (v) does not, and is not deemed to, use or hold the Notes or Exchange Preference Shares in a business carried on in Canada; and (vi) is not a "specified non-resident shareholder" (within the meaning of subsection 18(5) of the Tax Act) of BFI or a non-resident person not dealing at arm's length with a "specified shareholder" (within the meaning of subsection 18(5) of the Tax Act) of BFI (a "Non-Resident Holder"). Special rules, which are not discussed in this summary, may apply to certain Non-Resident Holders that are insurers carrying on an insurance business in Canada and elsewhere or "authorized foreign banks" (as defined in the Tax Act). This summary assumes that no interest paid on the Notes will be in respect of a debt or other obligation to pay an amount to a person with whom BFI or the Company does not deal at arm's length within the meaning of the Tax Act.

        This summary is based upon the current provisions of the Tax Act and the Regulations in force as of the date hereof, all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency ("CRA") published in writing prior to the date hereof. This summary assumes that the Tax Proposals will be enacted in the form proposed. However, no assurance can be given that such proposals will be enacted in their current form or at all. This summary is not exhaustive of all Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law or CRA administrative policies or assessing practices, whether by way of legislative, governmental or judicial decision or action, nor does it take into account or consider any other federal tax considerations or any provincial, territorial or foreign tax considerations, which may differ materially from those discussed herein.

        Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Notes or Exchange Preference Shares must be determined in Canadian dollars. Any such amount that is expressed or denominated in a currency other than Canadian dollars must be converted into Canadian dollars using the relevant exchange rate determined in accordance with the Tax Act.

        This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Non-Resident Holder and no representation with respect to the income tax consequences to any particular Non-Resident Holder is made. Prospective purchasers of Notes should consult their own tax advisors with respect to the tax consequences of acquiring, holding and disposing of Notes and Exchange Preference Shares having regard to their own particular circumstances.

 Notes

Interest on and disposition of the Notes

        Under the Tax Act, interest, principal and premium, if any, paid or credited, or deemed to be paid or credited, to a Non-Resident Holder on Notes will not be subject to Canadian non-resident withholding tax. No other taxes on income (including taxable capital gains) will be payable under the Tax Act in respect of the acquisition, holding, redemption or disposition of Notes, or the receipt of interest, premium or principal thereon by a Non-Resident Holder solely as a consequence of such acquisition, holding, redemption or disposition of Notes.

Automatic Exchange

        An exchange of Notes into Exchange Preference Shares pursuant to an Automatic Exchange will result in a disposition of such Notes for purposes of the Tax Act for proceeds equal to the fair market value of the Exchange Preference Shares which the Non-Resident Holder acquires on the exchange, not including any amount considered to be interest. A Non-Resident Holder will not generally be subject to tax under the Tax Act in respect of such disposition. The aggregate cost to a Non-Resident Holder of the Exchange Preference Shares acquired on an Automatic Exchange will be equal to the fair market value thereof at the time of the Automatic Exchange.

Exchange Preference Shares

Dividends

        Dividends paid or credited, or deemed to be paid or credited, to a Non-Resident Holder on Exchange Preference Shares will generally be subject to Canadian non-resident withholding tax under the Tax Act at a rate of 25 percent, subject to any reduction in the rate of such withholding under the provisions of an applicable income tax treaty or convention between Canada and the Non-Resident Holder's country of residence. For example, under the Canada-United States Tax Convention (1980) (the "Treaty"), the rate of withholding tax for a Non-Resident Holder who is a resident of the United States and who qualifies for the benefits of the Treaty will generally be reduced to 15 percent.

Dispositions

        A Non-Resident Holder of Exchange Preference Shares who disposes of or is deemed to dispose of Exchange Preference Shares (other than as discussed below under " — Redemption or Other Acquisition by the Company") will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of Exchange Preference Shares unless the Exchange Preference Shares constitute, or are deemed to constitute, "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the Non-Resident Holder's country of residence. If the Exchange Preference Shares are not listed on a designated stock exchange, such shares will be considered taxable Canadian property if, at any time during the 60-month period immediately preceding the disposition, the Exchange Preference Shares derived (directly or indirectly) more than 50 percent of their fair market value from one or any combination of real or immovable property situated in Canada, "Canadian resource properties", "timber resource properties" or options in respect of, or interests in or rights in, any such property (whether or not such property exists), all as defined for the purposes of the Tax Act. An applicable income tax treaty or convention between Canada and the Non-Resident Holder's country of residence may apply to exempt the Non-Resident Holder from tax under the Tax Act in respect of any capital gain realized on a disposition of Exchange Preference Shares notwithstanding that such shares may constitute taxable Canadian property.

        Non-Resident Holders whose Exchange Preference Shares may be taxable Canadian property should consult their own tax advisors, including with respect to any notification or tax filing obligations under the Tax Act.

Redemption or Other Acquisition by the Company

        If the Company redeems for cash or otherwise acquires the Exchange Preference Shares, other than by way of a purchase in the open market in the manner in which shares are normally purchased by a member of the public in the open market (if one develops in respect of the Exchange Preference Shares), the Non-Resident Holder will be deemed to have received a dividend equal to the amount, if any, paid by the Company in excess of the paid-up capital of such shares for purposes of the Tax Act at such time. Such deemed dividend will be subject to the treatment described above under "Dividends". The paid-up capital of the Exchange Preference Shares may be less than their redemption amount and therefore all or a portion of the amount paid by the Company may be treated as a dividend. The difference between the amount paid and the amount of the deemed dividend will be treated as proceeds of disposition for the purposes of computing any capital gain or capital loss arising on a disposition of such shares. See the section above under the heading " — Dispositions".

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a general summary of certain U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of purchasing, owning, and disposing of the Notes and the Exchange Preference Shares. This summary addresses only U.S. Holders who purchase the Notes in the Offering at the "issue price," which is the first price at which a substantial amount of the Notes is sold for cash (other than to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers), and who hold the Notes and the Exchange Preference Shares as capital assets for U.S. federal income tax purposes. This summary does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including estate and gift tax, alternative minimum tax and Medicare contribution tax consequences, as well as differing tax consequences that may apply if you are a holder subject to special rules, for instance:

  •
  a financial institution;

  •
  a real estate investment trust, a regulated investment company, or an insurance company;

  •
  a dealer in securities or currencies;

  •
  a dealer or trader in securities that uses a mark-to-market method of tax accounting;

  •
  a person holding the Notes as part of a hedging transaction, "straddle," conversion transaction, constructive sale, or other integrated transaction;

  •
  a person whose functional currency is not the U.S. dollar;

  •
  a tax-exempt entity, qualified retirement plan, individual retirement account, or other deferred account;

  •
  a person that owns directly, indirectly, or constructively 10% or more, by vote or value, of the outstanding equity interests of the Company or BFI;

  •
  a person subject to special tax accounting rules under Section 451(b) of the Code;

  •
  a U.S. expatriate; or

  •
  a partnership, S corporation, or other pass-through entity for U.S. federal income tax purposes, or a partner therein.

        If you are an entity or arrangement classified as a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of you and your partners generally will depend on the status of the partners and your activities. If you are a partnership owning the Notes or a partner in such partnership, you should consult your tax adviser as to the particular U.S. federal income tax consequences of owning the Notes.

        This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary, and proposed Treasury regulations thereunder (the "Treasury Regulations"), administrative pronouncements, and judicial decisions, all as in effect on the date hereof. All of the foregoing authorities are subject to differing interpretations or change (possibly with retroactive effect), and any such differing interpretations or change may result in U.S. federal income tax consequences to you that are materially different from those described herein.

No ruling from the IRS has been or will be sought with respect to the matters described below, and the IRS may take a different view of the consequences described below.

        This discussion does not address any aspect of state, local, or non-U.S. taxation, or any taxes other than U.S. federal income taxes. You should consult your tax adviser with regard to the application of the U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local, or non-U.S. taxing jurisdiction.

        For purposes of this discussion, a U.S. Holder is a beneficial owner of a Note or an Exchange Preference Share that is, for U.S. federal income tax purposes:

  •
  a citizen or an individual who is a resident of the United States;

  •
  a corporation, or other entity treated as a corporation, created or organized in or under the laws of the United States, any state therein, or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust (i) the administration of which is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

        The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Notes or Exchange Preference Shares, and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. U.S. Holders should consult their tax advisers with respect to the U.S. federal, state, local, and non-U.S. tax consequences of the acquisition, ownership, and disposition of Notes or Exchange Preference Shares.

 Tax Treatment of the Notes

        The determination of whether an instrument is properly treated as indebtedness or equity for U.S. federal income tax purposes is based on all the relevant facts and circumstances at the time the instrument is issued. There is no direct legal authority as to the proper U.S. federal income tax treatment of an instrument with substantially identical terms to the Notes. In the absence of authority directly addressing the proper treatment of instruments such as the Notes, to the extent required to do so, we intend to treat the Notes as debt for U.S. federal income tax purposes. However, we will not request any ruling from the IRS regarding the treatment of the Notes for U.S. federal income tax purposes, and the IRS or a court may conclude that the Notes should be treated as equity for U.S. federal income tax purposes (as described below). Prospective investors should consult their tax advisers as to the proper characterization of the Notes for U.S. federal income tax purposes.

Consequences if the Notes are Treated as Debt Instruments for U.S. Federal Income Tax Purposes

        The discussion in this section assumes that the Notes are treated as indebtedness of BFI (and not of the Company) for U.S. federal income tax purposes. It is possible that the IRS or a court may conclude that the Notes should be treated as indebtedness of the Company for U.S. federal income tax purposes, in which case the consequences to U.S. Holders described below under "Automatic Exchange" might be different. U.S. Holders should consult their tax advisers as to the proper characterization of the Notes for U.S. federal income tax purposes.

Certain Additional Payments

        In certain circumstances (for example, as described under "Description of the Notes — Redemption on Tax Event or Rating Event") we may be obligated to pay amounts on the Notes that are in excess of stated interest or principal on the Notes. These potential payments may implicate the provisions of Treasury Regulations relating to "contingent payment debt instruments." We do not intend to treat the possibility of paying such additional amounts as causing the Notes to be treated as contingent payment debt instruments. It is possible that the IRS may take a contrary position. If the IRS takes a contrary position, you may be required to accrue interest income based upon a "comparable yield" (as defined in the Treasury Regulations) determined at the time of issuance of the Notes, with adjustments to such accruals when any contingent payments are made that differ from the payments based on the comparable yield. In addition, any income on the sale or other taxable disposition of the Notes would be treated as interest income rather than as capital gain. Our determination that the Notes are not contingent payment debt instruments is binding on you unless you disclose a contrary position to the IRS in the manner that is required by applicable Treasury Regulations. The remainder of this discussion assumes that the Notes are not treated as contingent payment debt instruments. You should consult your tax adviser regarding the tax consequences to you if the Notes are treated as contingent payment debt instruments.

Payments of Interest

        Subject to the discussion below relating to our option to defer payments of interest on the Notes, we expect, and this discussion assumes, that the Notes will be issued without OID for U.S. federal income tax purposes. Accordingly, stated interest on the Notes should be taxable to you as ordinary income when paid or accrued in accordance with your method of accounting for U.S. federal income tax purposes.

        Under the terms of the Notes, we have the option to defer payments of interest from time to time for up to five consecutive years. Treasury Regulations provide that a debt instrument will not be treated as issued with OID by reason of its issuer's ability to defer payments of interest if the likelihood of such deferral is "remote." We intend to take the position, and this discussion assumes, that, as of the date of this Prospectus Supplement, the likelihood of deferring payments of interest under the terms of the Notes is "remote" within the meaning of the Treasury Regulations. Based on the foregoing, we do not intend to treat the Notes as issued with OID by reason of our deferral option. Accordingly, stated interest on the Notes should be taxable to you as ordinary income when paid or accrued in accordance with your method of accounting for U.S. federal income tax purposes. Our position is not binding on the IRS or a court. If the IRS or a court takes a contrary position, you may be required to accrue OID from the time of issuance, as described below, regardless of your method of accounting for U.S. federal income tax purposes.

        In the event we exercise our option to defer payments of interest, the Notes would be treated as retired and reissued for their issue price solely for purposes of the OID rules, and you would be required to treat all stated interest on the deemed reissued Notes as OID. Consequently, during any Deferral Period, and any period thereafter, you would include all stated interest in gross income as it accrues using a constant yield method before the receipt of cash. The calculation of the amount of such accruals may be complex, and therefore you should consult your tax adviser regarding the tax consequences to you if the Notes are treated as issued (or deemed reissued) with OID.

        The amount of interest on the Notes that is taxable as ordinary income will include any amounts withheld in respect of Canadian taxes and, without duplication, any additional amounts paid with respect thereto. Interest on the Notes will be foreign-source income for foreign tax credit limitation purposes.

Sale or Other Taxable Disposition of the Notes

        Upon the sale or other taxable disposition of a Note, you generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale or other taxable disposition (less any amount equal to accrued but unpaid interest, which will be taxable as interest income, as described above) and your adjusted tax basis in the Note. Assuming we do not exercise our option to defer interest payments on the Notes and the Notes are not otherwise treated as issued with OID, your tax basis in a Note generally will equal the cost of your Note. If the Notes are treated as issued (or deemed reissued) with OID, your adjusted tax basis in a Note generally will equal the cost of your Note, increased by any OID previously included in income, and decreased by payments received on the Note after the date of such issuance (or deemed reissuance, as applicable). Any gain or loss generally will be U.S.-source income or loss for purposes of calculating your foreign tax credit limitation.

        Gain or loss recognized on the sale or other taxable disposition of a Note generally will be capital gain or loss and will be long-term capital gain or loss if at the time of the sale or other taxable disposition the Note has been held for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders are subject to reduced tax rates. The deductibility of capital losses is subject to limitations.

Automatic Exchange

        Upon the exchange of Notes for Exchange Preference Shares pursuant to the Automatic Exchange, you generally should recognize capital gain or loss, for U.S. federal income tax purposes, equal to the difference between (i) the sum of the fair market value as of the Exchange Time of the Exchange Preference Shares received (less any amount in respect of accrued but unpaid interest, which will be taxable as interest income, as described above under "Payments of Interest") and (ii) your adjusted tax basis in the Notes exchanged. Your initial tax basis in the Exchange Preference Shares received will equal the fair market value of the shares received, and your holding period for the Exchange Preference Shares received will commence on the day after the date of receipt. Gain or loss so recognized pursuant to the Automatic Exchange generally will be treated as described above under "Sale or Other Taxable Disposition of the Notes."

Consequences if the Notes are Treated as Equity for U.S. Federal Income Tax Purposes

        The discussion in this section assumes that the Notes are treated as equity of BFI (and not of the Company) for U.S. federal income tax purposes.

Payments of Interest

        In general, the gross amount of each payment of interest on the Notes (including any amounts withheld in respect of Canadian taxes and, without duplication, any additional amounts paid with respect thereto) will be included in your gross income as a dividend to the extent paid out of BFI's current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to the discussion below under "PFIC Considerations," to the extent that the amount of any such payment exceeds BFI's current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in the Notes, and to the extent the amount of such payment exceeds your tax basis, the excess will be treated as capital gain. BFI currently does not intend to calculate its earnings and profits under U.S. federal income tax principles. Thus, in the event that the Notes are treated as equity for U.S. federal income tax purposes, you should expect that payments of interest will be reported as dividends for U.S. federal income tax purposes.

        If you are a non-corporate U.S. Holder, certain dividends paid to you by "qualified foreign corporations" may be taxed at preferential rates generally applicable to long-term capital gains. However, these favorable rates are available only if certain conditions are met, including that you hold the applicable security for a minimum period during which you are not protected from the risk of loss. The IRS has ruled that where a security treated as equity for U.S. federal income tax purposes provides for repayment of the principal amount at maturity, a holder's creditor rights with respect to the principal repayment may constitute protection from the risk of loss. Moreover, the Company's full and unconditional guarantee, on a subordinated basis, as to payment of principal, premium (if any) and interest and certain other amounts on the Notes may constitute protection from the risk of loss. Accordingly, the minimum holding period requirement might not be met with respect to the Notes. Moreover, even if the holding period requirement is met, such preferential rates will not apply if BFI is treated as a PFIC for the taxable year in which the dividend is paid or for the preceding taxable year. Interest payments on the Notes will not be eligible for the dividends-received deduction allowed to corporations. You should consult your tax adviser regarding the application of the relevant rules in light of your particular circumstances.

        Interest on the Notes generally will constitute foreign-source income for foreign tax credit limitation purposes. However, if, as described above, your creditor rights with respect to the principal repayment (or the Company's guarantee) constitute protection from the risk of loss, you may not be able to meet the minimum holding period necessary to claim foreign tax credits in the case that any Canadian tax is withheld from interest payments. The rules governing the foreign tax credit are complex. You should consult your tax adviser regarding the availability of the foreign tax credit with respect to your particular circumstances.

Sale or Other Taxable Disposition of the Notes

        Subject to the discussion below under "PFIC Considerations," upon the sale or other taxable disposition of a Note, you generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale or taxable disposition and your adjusted tax basis in the Note. Your adjusted tax basis in a Note generally will equal the cost of the Note. Gain or loss, if any, generally will be U.S.-source income or loss for purposes of calculating your foreign tax credit limitation. Gain or loss recognized on the sale or other taxable disposition of a Note generally will be capital gain or loss and will be long-term capital gain or loss if at the time of the sale or other taxable disposition the Note has been held for more than one year. Long-term capital gains recognized by non-corporate taxpayers are subject to reduced tax rates. The deductibility of capital losses is subject to limitations.

PFIC Considerations

        In general, a non-U.S. corporation will be treated as a PFIC for any taxable year in which (i) 75% or more of its gross income is "passive income" under the PFIC rules or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, "passive income." Passive income generally includes interest, dividends, rents, royalties, and certain gains. For purposes of the foregoing tests, passive income does not include interest or dividends received or accrued from a "related person" (as defined under the Code) to the extent such amounts are properly allocable to income of such related person which is not passive income. If a corporation is treated as a PFIC with respect to you for any taxable year, it generally will continue to be treated as a PFIC with respect to you in all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections are made.

        BFI has made no determination as to whether it is likely to be a PFIC for any taxable year. The determination of whether a non-U.S. corporation such as BFI is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and will depend on the composition of the corporation's income and assets from time to time and the nature of its activities. PFIC classification is factual in nature, and generally cannot be determined until the close of the taxable year in question. Consequently, there can be no assurance regarding the PFIC status of BFI for the current or any future taxable year.

        If BFI were a PFIC for any taxable year during which you owned Notes, and such Notes were treated for U.S. federal income tax purposes as equity of BFI, then gain recognized by you on a sale or other taxable disposition of the Notes would be allocated ratably over your holding period for the Notes. The amounts allocated to the taxable year of the sale or other taxable disposition and to any year before BFI became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Similar treatment may apply to certain excess distributions. Certain elections might be available that would result in alternative treatments (such as mark-to-market treatment) of the Notes. Subject to certain exceptions, a U.S. person that owns an interest in a PFIC generally is required to file an annual report with the IRS. You should consult your tax adviser regarding the application of the PFIC rules, including the foregoing filing requirements, as well as the advisability of making any available election to mitigate the adverse consequences relating to PFIC status, with respect to your ownership and disposition of the Notes.

Consequences of the Ownership and Disposition of Exchange Preference Shares

Taxation of Distributions

        In general, the gross amount of a distribution paid to you with respect to Exchange Preference Shares (including any amounts withheld in respect of Canadian taxes) will be included in your gross income as a dividend to the extent paid out of the Company's current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to the discussion below under "PFIC Considerations," to the extent that the amount of a distribution exceeds the Company's current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in the Exchange Preference Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be treated as capital gain. The Company currently does not intend to calculate its earnings and profits under U.S. federal income tax principles. Thus, you should expect that distributions will be reported as dividends for U.S. federal income tax purposes.

        If the Exchange Preference Shares are readily tradable on an established U.S. securities market within the meaning of the Code or if the Company is eligible for benefits under the income tax treaty between Canada and the United States, the Company generally would constitute a "qualified foreign corporation" for U.S. federal income tax purposes. In such case, dividends received by non-corporate U.S. Holders of Exchange Preference Shares generally would be subject to tax at preferential rates applicable to long-term capital gains, provided that such holders meet certain holding period and other requirements and the Company is not treated as a PFIC for the taxable year in which the dividend is paid or for the preceding taxable year. Dividends on Exchange Preference Shares generally will not be eligible for the dividends-received deduction allowed to corporations. You should consult your tax adviser regarding the application of the relevant rules in light of your particular circumstances.

        Dividends paid by the Company generally will constitute foreign-source income for foreign tax credit limitation purposes. You may be entitled to deduct or credit any Canadian withholding taxes on dividends in determining your U.S. income tax liability, subject to certain limitations (including that the election to deduct or credit foreign taxes applies to all of your foreign taxes for a particular tax year). The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends distributed by the Company with respect to Exchange Preference Shares generally will constitute "passive category income." The rules governing the foreign tax credit are complex. You should consult your tax adviser regarding the availability of the foreign tax credit with respect to your particular circumstances.

Sale or Other Taxable Disposition of Exchange Preference Shares

        Subject to the discussion below under "PFIC Considerations," upon the sale or other disposition of Exchange Preference Shares, you generally will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and your adjusted tax basis in the Exchange Preference Shares. Gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if at the time of the sale or other taxable disposition your holding period for the Exchange Preference Shares is more than one year. Long-term capital gains recognized by non-corporate taxpayers are subject to reduced tax rates. The deductibility of capital losses is subject to limitations. Gain recognized by you from a sale or other taxable disposition of Exchange Preference Shares generally will be treated as income from U.S. sources for foreign tax credit limitation purposes.

PFIC Considerations

        Based on its current income, assets, and activities, the Company does not expect to be classified as a PFIC for the current taxable year or for the foreseeable future. However, the determination of whether the Company is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and will depend on the composition of the Company's income and assets from time to time and the nature of its activities. PFIC classification is factual in nature, and generally cannot be determined until the close of the taxable year in question. Consequently, there can be no assurance regarding the PFIC status of the Company for the current or any future taxable year. If the Company were treated as a PFIC for any taxable year during your holding period for Exchange Preference Shares, then the U.S. federal income tax consequences described above under "Consequences if the Notes are Treated as Equity for U.S. Federal Income Tax Purposes — PFIC Considerations" generally would apply to your ownership and disposition of Exchange Preferences Shares. You should consult your tax adviser regarding the potential application of the PFIC rules to your ownership and disposition of Exchange Preference Shares.

Backup Withholding and Information Reporting

        Information returns may be required to be filed with the IRS in connection with payments on the Notes (and OID, if applicable), proceeds received from a sale or other disposition of the Notes, dividends received with respect to the Exchange Preference Shares and proceeds from the disposition of those shares, unless you are an exempt recipient. You may also be subject to backup withholding on these payments in respect of your Notes or Exchange Preference Shares unless you provide your taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules or you provide proof of an applicable exemption. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

        You may be required to report information relating to an interest in the Notes (and OID, if applicable) or Exchange Preference Shares or an account through which the Notes or Exchange Preference Shares are held, subject to certain exceptions (including an exception for Notes or Exchange Preference Shares held in accounts maintained by certain U.S. financial institutions), by attaching a complete IRS Form 8938 to your tax return for each year in which you hold an interest in the Notes or Exchange Preference Shares. You should consult your tax adviser regarding information reporting requirements relating to your ownership of the Notes or Exchange Preference Shares.

INTERESTS OF EXPERTS

        Certain legal matters in connection with the Offering hereunder will be passed upon on behalf of BFI and the Company by Torys LLP of Toronto, Ontario and New York, New York with respect to Canadian and U.S. legal matters. Certain legal matters in connection with the Offering hereunder will be passed upon on behalf of the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP of Toronto, Ontario and Goodmans LLP of Toronto, Ontario. As of the date hereof, the partners and associates of Torys LLP, as a group, and Goodmans LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Company, respectively.

EXPERTS

        The financial statements incorporated in this Prospectus by reference from the Company's Annual Report on Form 40-F and the effectiveness of the Company's internal control over financial reporting have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The offices of Deloitte LLP are located at 8 Adelaide Street West, Toronto, Ontario, M5H 0A9.

        Deloitte LLP is independent with respect to the Company within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States) and within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Ontario.

Base Shelf Prospectus

This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission, and the prospectus contained herein is not complete and may be changed. These securities may not be offered or sold prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell in any U.S. state where the offer or sale is not permitted.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of the Corporate Secretary of the Company at Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3, Telephone: (416) 363-9491, and are also available electronically at the Canadian Securities Administrators' Website at www.sedar.com.

New Issue	October 6, 2020

SHORT FORM BASE SHELF PROSPECTUS

US$3,500,000,000

BROOKFIELD ASSET
MANAGEMENT INC.

Debt Securities
Class A Preference Shares
Class A Limited Voting Shares

BROOKFIELD FINANCE INC.	BROOKFIELD FINANCE II INC.	BROOKFIELD FINANCE LLC
Debt Securities	Debt Securities	Debt Securities
BROOKFIELD FINANCE II LLC	BROOKFIELD FINANCE (AUSTRALIA) PTY LTD	BROOKFIELD FINANCE I (UK) PLC
Preferred Shares (representing limited liability company interests)	Debt Securities	Debt Securities

During the 25-month period that this short form base shelf prospectus, including any amendments hereto (this "Prospectus"), remains effective, (i) each of Brookfield Asset Management Inc. (the "Company" or "BAM"), Brookfield Finance Inc. ("BFI"), Brookfield Finance LLC (the "US LLC Issuer"), Brookfield Finance II Inc. ("BFI II"), Brookfield Finance (Australia) Pty Ltd (the "AUS Issuer") and Brookfield Finance I (UK) PLC (the "UK Issuer," and together with BFI, the US LLC Issuer, BFI II and the AUS Issuer, the "Finance Debt Issuers") may from time to time offer and issue senior or subordinated, as applicable, unsecured debt securities (the "BAM Debt Securities", "BFI Debt Securities", "US LLC Debt Securities", "BFI II Debt Securities", "AUS Issuer Debt Securities" and "UK Issuer Debt Securities" respectively, and collectively the "Debt Securities"), (ii) the Company may from time to time offer and issue Class A Preference Shares (the "BAM Preference Shares") and Class A Limited Voting Shares (the "Class A Shares") and (iii) Brookfield Finance II LLC (the "US Pref Issuer") (collectively with BAM, BFI, the US LLC Issuer, BFI II, the AUS Issuer and the UK Issuer, the "Issuers" and each an "Issuer") may from time to time offer and issue preferred shares representing limited liability company interests (the "US Preferred Shares", and together with the BAM Preference Shares, the "Preference Securities", and the Preference Securities, Class A Shares and Debt Securities collectively referred to herein as the "Securities"). Each of the BFI Debt Securities, US LLC Debt Securities, BFI II Debt Securities, AUS Issuer Debt Securities and UK Issuer Debt Securities will be fully and unconditionally guaranteed as to payment of principal, premium (if any) and interest and certain other amounts by the Company, and the US Preferred Shares will be fully and unconditionally guaranteed as to the payment of distributions when due, the payment of amounts due on redemption, and the payment of amounts due on the liquidation, dissolution or winding-up of the US Pref Issuer, in each case by the Company.

The Company, BFI and BFI II are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus in accordance with the Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and thus may not be comparable to financial statements of U.S. companies.

Prospective investors should be aware that the acquisition of the Securities may have tax consequences both in the United States and in Canada. Such consequences for investors who are residents in Canada or are residents in, or citizens of, the United States may not be described fully herein or in a Prospectus Supplement (as defined below). Prospective investors should consult their own tax advisors with respect to their particular circumstances.

The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that the Company, BFI, BFI II, the AUS Issuer and the UK Issuer are incorporated or organized under the laws of a foreign jurisdiction outside of the United States and that some or all of their officers and directors may be residents of a foreign jurisdiction outside of the United States, that some or all of the underwriters or experts named or to be named in the registration statement may be residents of a foreign jurisdiction outside of the United States and that all or a substantial portion of the assets of the Issuers and such persons may be located outside the United States.

See "Cautionary Note Regarding Forward-Looking Information" and "Risk Factors" beginning on pages iii and 2 for a discussion of certain risks that you should consider in connection with an investment in these Securities.

THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"), ANY U.S. STATE SECURITIES COMMISSION, OR ANY CANADIAN REGULATORY AUTHORITY, NOR HAS THE COMMISSION, ANY U.S. STATE SECURITIES COMMISSION OR ANY CANADIAN SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Collectively, the Issuers may offer and issue Securities either separately or together, in one or more offerings in an aggregate principal amount of up to US$3,500,000,000 (or the equivalent in other currencies or currency units). Securities of any series may be offered in such amount and with such terms as may be determined in light of market conditions. The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in one or more prospectus supplements (each a "Prospectus Supplement") to be delivered to purchasers together with this Prospectus, and may include, where applicable (i) in the case of Debt Securities, the specific designation, aggregate principal amount, denomination (which may be in United States dollars, in any other currency or in units based on or relating to foreign currencies), maturity, interest rate (which may be fixed or variable) and time of payment of interest, if any, any terms for redemption at the option of the Issuer or the holders, any terms for sinking fund payments, any listing on a securities exchange, the initial public offering price (or the manner of determination thereof if offered on a non-fixed price basis), any exchange or conversion terms and any other specific terms, (ii) in the case of the BAM Preference Shares, the designation of the particular class, series, aggregate principal amount, the number of shares offered, the issue price, the dividend rate, the dividend payment dates, any terms for redemption at the option of the Company or the holder, any exchange or conversion terms and any other specific terms, (iii) in the case of Class A Shares, the number of shares offered, the issue price and any other specific terms, and (iv) in the case of the US Preferred Shares, the designation of the particular class, series, aggregate principal amount, the number of shares representing limited liability company interests offered, the issue price, the distribution rate, the distribution payment dates, any terms for redemption at the option of the US Pref Issuer or the holder, any exchange or conversion terms and any other specific terms. Each such Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of each such Prospectus Supplement and only for the purposes of the distribution of the Securities to which such Prospectus Supplement pertains. The Issuers have filed an undertaking with the securities regulatory authorities in each of the provinces of Canada that they will not distribute, under this Prospectus, Securities that, at the time of distribution, are novel without pre-clearing the disclosure to be contained in the Prospectus Supplement, pertaining to the distribution of such Securities, with the applicable regulator.

The Company's, BFI's and BFI II's head and registered offices are at Suite 300, Brookfield Place, 181 Bay Street, P.O. Box 762, Toronto, Ontario, M5J 2T3. The US LLC Issuer's and the US Pref Issuer's head and registered office is at Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York, United States 10281-1023. The AUS Issuer's registered and head office is Level 22, 135 King Street, Sydney, NSW, Australia 2000. The UK Issuer's registered and head office is Level 25 One Canada Square, London, United Kingdom, E14 5AA.

The Issuers may sell the Securities to or through underwriters or dealers or directly to investors or through agents. The Prospectus Supplement relating to each series of offered Securities will identify each person who may be deemed to be an underwriter or agent with respect to such series and will set forth the terms of the offering of such series, including, to the extent applicable, the initial public offering price, the proceeds to the applicable Issuer, the underwriting commissions or agent commissions, as applicable, and any other concessions to be allowed or reallowed to dealers. The managing underwriter or underwriters with respect to each series sold to or through underwriters will be named in the related Prospectus Supplement.

In connection with any underwritten offering of Securities, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

The outstanding BAM Preference Shares, Series 2, Series 4, Series 8, Series 9, Series 13, Series 17, Series 18, Series 24, Series 25, Series 26, Series 28, Series 30, Series 32, Series 34, Series 36, Series 37, Series 38, Series 40, Series 42, Series 44, Series 46 and Series 48 are listed on the Toronto Stock Exchange. The outstanding Class A Shares are listed for trading on the New York and Toronto stock exchanges.

The US LLC Issuer, the US Pref Issuer, the AUS Issuer, the UK Issuer, certain directors of each of the Company, the AUS Issuer and the UK Issuer and certain managers of the US LLC Issuer and the US Pref Issuer (collectively, the "Non-Residents") are incorporated, continued or otherwise organized under the laws of a non-Canadian jurisdiction or reside outside of Canada, as applicable. Although each of the Non-Residents has appointed the Company, Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3, as its agent for service of process in Ontario, it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a non-Canadian jurisdiction or resides outside of Canada, even if the Non-Resident has appointed an agent for service of process. See "Agent for Service of Process".

There is no market through which the Debt Securities or the Preference Securities may be sold and purchasers may not be able to resell Debt Securities or Preference Securities purchased under this Prospectus. This may affect the pricing of the Debt Securities or the Preference Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Debt Securities or the Preference Securities, and the extent of issuer regulation. See "Risk Factors".

        In this Prospectus, unless the context otherwise indicates, references to the "Company" refer to Brookfield Asset Management Inc. and references to "we", "us", "our" and "Brookfield" refer to the Company and its direct and indirect subsidiaries including BFI, the US LLC Issuer, BFI II, the AUS Issuer, the UK Issuer and the US Pref Issuer. All dollar amounts set forth in this Prospectus and any Prospectus Supplement are in U.S. dollars, except where otherwise indicated.

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents, filed with the securities regulatory authorities in each of the provinces and territories of Canada, and filed with, or furnished to, the Commission, are specifically incorporated by reference in this Prospectus:

  (a)    the Company's annual information form for the financial year ended December 31, 2019, filed on SEDAR on March 26, 2020 (the "AIF");

  (b)    the Company's audited comparative consolidated financial statements and the notes thereto for the fiscal years ended December 31, 2019 and 2018, together with the accompanying auditor's report thereon;

  (c)    the management's discussion and analysis for the audited comparative consolidated financial statements referred to in paragraph (b) above (the "MD&A");

  (d)    the Company's unaudited comparative interim consolidated financial statements for the three and six months ended June 30, 2020 and 2019;

i

  (e)    the management's discussion and analysis for the unaudited comparative interim consolidated financial statements referred to in paragraph (d) above (the "Interim MD&A"); and

  (f)    the Company's management information circular filed on SEDAR on May 13, 2020.

        Any documents of the Company, and if applicable, the Finance Debt Issuers and the US Pref Issuer, of the type described in item 11.1 of Form 44-101F1 — Short Form Prospectus, and any "template version" of "marketing materials" (each as defined in National Instrument 41-101 — General Prospectus Requirements ("NI 41-101")), that are required to be filed by the Company, and if applicable, the Finance Debt Issuers and the US Pref Issuer with the applicable securities regulatory authorities in Canada, after the date of this Prospectus and prior to the termination of the applicable offering of Securities shall be deemed to be incorporated by reference into this Prospectus. Each annual report on Form 40-F filed by the Company will be incorporated by reference into this Prospectus and the U.S. registration statement on Forms F-10 and F-3 of which it forms a part (the "Registration Statement"). In addition, any report on Form 6-K filed by the Company with the Commission after the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus and the Registration Statement if and to the extent expressly provided in such report. The Company's reports on Form 6-K and its annual report on Form 40-F are available at the Commission's website at www.sec.gov.

        Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or includes any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        Upon a new annual information form and new interim or annual financial statements being filed with and, where required, accepted by the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous interim or annual financial statements and all material change reports filed prior to the commencement of the then current fiscal year will be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon a new management information circular in connection with an annual meeting being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the management information circular filed in connection with the previous annual meeting (unless such management information circular also related to a special meeting) will be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities hereunder.

        A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement but only for purposes of the offering of Securities covered by that Prospectus Supplement.

        Prospective investors should rely only on the information incorporated by reference or contained in this Prospectus or any Prospectus Supplement and on the other information included in the Registration Statement relating to the Securities and of which this Prospectus is a part. The Issuers have not authorized anyone to provide different or additional information.

        Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of the Corporate Secretary of the Company at Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3 telephone: (416) 363-9491, and are also available electronically on System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

AVAILABLE INFORMATION

        The Issuers have filed the Registration Statement with the Commission under the United States Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in such Registration Statement, to which reference is made for further information.

        The Company is subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Commission. Under a multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. The Commission maintains an Internet site (http://www.sec.gov) that makes available reports and other information that the Company files or furnishes electronically with it. The Company's Internet site can be found at http://bam.brookfield.com. The information on our website is not incorporated by reference into this Prospectus and should not be considered a part of this Prospectus, and the reference to our website in this Prospectus is an inactive textual reference only.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

        This Prospectus and the documents incorporated by reference herein contain forward-looking information and other "forward-looking statements" within the meaning of Canadian and United States securities laws, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, including, but not limited to, statements that reflect management's expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods.

        The words "expects," "likely", "anticipates," "plans," "believes," "estimates," "seeks," "intends," "targets," "projects," "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may," "will," "should," "would" and "could", which are predictions of or indicate future events, trends or prospects, and which do not relate to historical matters, identify forward-looking statements. Although Brookfield believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond Brookfield's control, including the ongoing and developing novel coronavirus pandemic ("COVID-19") and the global economic shutdown, which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

        Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: investment returns that are lower than target; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business or may do business, including as a result of COVID-19 and the global economic shutdown; changes in government regulation and legislation within the countries in which we operate and our failure to comply with regulatory requirements; governmental investigations; the behaviour of financial markets, including fluctuations in interest and foreign exchange rates; the ability to transfer financial commitments entered into in support of our asset management franchise; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; the ability to appropriately manage human capital; changes in tax laws; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the introduction, withdrawal, success and timing of business initiatives and strategies; the failure of effective disclosure controls and procedures and internal controls over financial reporting; the effect of applying future accounting changes; business competition; operational and reputational risks; health, safety and environmental risks; technological change; catastrophic events, such as earthquakes, hurricanes, and pandemics/epidemics, including COVID-19; the failure of our information technology systems; litigation; the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; the maintenance of adequate insurance coverage; the ability to collect amounts owed; the existence of information barriers between certain businesses within our asset management operations; risks specific to our business segments, including our real estate, renewable power, infrastructure, private equity, credit and residential development activities; and other risks and factors detailed in this Prospectus under the heading "Risk Factors" as well as in the AIF under the heading "Business Environment and Risks" and the MD&A under the heading "Part 6 — Business Environment and Risks" and the risks included in the Interim MD&A, each incorporated by reference in this Prospectus, as well as in other documents filed by the Issuers from time to time with the securities regulators in Canada and the United States.

        We caution that the foregoing list of important factors that may affect future results is not exhaustive. Nonetheless, all of the forward-looking statements contained in this Prospectus or in documents incorporated by reference herein are qualified by these cautionary statements. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Issuers undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may need to be updated as a result of new information, future events or otherwise.

SUMMARY

The Company

        The Company is a global alternative asset manager with approximately US$550 billion in assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield offers a range of public and private investment products and services which leverage its expertise and experience. The Company's Class A Shares are co-listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols "BAM" and "BAM.A", respectively.

Brookfield Finance Inc.

        BFI was incorporated on March 31, 2015 under the Business Corporations Act (Ontario) and is an indirect 100% owned subsidiary of the Company. BFI has issued or become an obligor under approximately US$4.9 billion of unsecured debt securities (the "Existing Debt Securities") as of the date hereof. The Existing Debt Securities are fully and unconditionally guaranteed by the Company.

Brookfield Finance LLC

        The US LLC Issuer was formed on February 6, 2017 under the Delaware Limited Liability Company Act and is an indirect 100% owned subsidiary of the Company. The US LLC Issuer has no significant assets or liabilities, no subsidiaries and no ongoing business operations of its own, other than the issuance of US LLC Debt Securities and the investments it makes with the net proceeds of such US LLC Debt Securities. Any debt securities issued by the US LLC Issuer are fully and unconditionally guaranteed by the Company. On March 10, 2017, the US LLC Issuer issued US$750 million of 4.00% notes due in 2024 (the "2024 Notes"). On December 31, 2018, as part of an internal reorganization, the 2024 Notes were transferred to BFI. On February 21, 2020, the US LLC Issuer issued US$600 million of 3.50% notes due in 2050.

BFI II

        BFI II was incorporated on September 24, 2020 under the Business Corporations Act (Ontario) and is a direct 100% owned subsidiary of the Company. BFI II has no significant assets or liabilities, no subsidiaries and no ongoing business operations of its own.

The AUS Issuer

        The AUS Issuer was incorporated on September 24, 2020 under the Corporations Act 2001 (Commonwealth of Australia) and is an indirect 100% owned subsidiary of the Company. The AUS Issuer has no significant assets or liabilities, no subsidiaries and no ongoing business operations of its own.

The UK Issuer

        The UK Issuer was incorporated on September 25, 2020 under the UK Companies Act 2006 and is an indirect 100% owned subsidiary of the Company. The registered number of the UK Issuer is 12904555. The UK Issuer has no significant assets or liabilities, no subsidiaries and no ongoing business operations of its own.

The US Pref Issuer

        The US Pref Issuer was formed on September 24, 2020 under the Delaware Limited Liability Company Act and is an indirect 100% owned subsidiary of the Company. The US Pref Issuer has no significant assets or liabilities, no subsidiaries and no ongoing business operations of its own.

The Offering

        The Securities described herein may be offered from time to time in one or more offerings utilizing a "shelf" process under Canadian and U.S. securities laws. Under this shelf process, this Prospectus provides you with a general description of the Securities that we may offer. Each time we sell Securities, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. You should read both this Prospectus and any Prospectus Supplement together with additional information described under the heading "Available Information."

RISK FACTORS

        An investment in the Securities is subject to a number of risks. Before deciding whether to invest in the Securities, investors should consider carefully the risks described in the relevant Prospectus Supplement and the information incorporated by reference in this Prospectus (including subsequently filed documents incorporated by reference). Specific reference is made to the section entitled "Part 6 — Business Environment and Risks" in the MD&A, the section entitled "Business Environment and Risks" in the AIF and the risks included in the Interim MD&A, each of which is incorporated by reference in this Prospectus.

        For further details concerning the impact of COVID-19 on the Company, please see "Part 6 — Business Environment and Risks" in the MD&A and the discussion included in the sections entitled "Part 2 — Review of Consolidated Financial Results — Overview" and "Part 5 — Accounting Policies and Internal Controls — Accounting Policies, Estimates and Judgements — COVID-19" in the Interim MD&A. The Company continues to closely monitor developments associated with COVID-19 and the related global impact. No new material facts in relation to the Company with regard to COVID-19 have occurred since the date of the Interim MD&A.

CONSOLIDATING SUMMARY FINANCIAL INFORMATION AND SUPPLEMENTAL INFORMATION

        The following consolidating summary financial information is provided in compliance with the requirements of item 13.2 of National Instrument 44-101F1 — Short Form Prospectus.

        The tables below present summarized financial information for the years ended December 31, 2019 and 2018 and the three and six months ended June 30, 2020 and 2019 for (i) the Company, (ii) BFI, (iii) the US LLC Issuer, (iv) BFI II, (v) the AUS Issuer, (vi) the UK Issuer, (vii) the US Pref Issuer, (viii) the Company's subsidiaries, other than the Finance Debt Issuers and the US Pref Issuer, on a combined basis, (ix) consolidating adjustments, and (x) the Company and all of its subsidiaries on a consolidated basis, in each case for the periods indicated. Such summary financial information is intended to provide investors with meaningful and comparable financial information about the Company and its subsidiaries. This summarized financial information should be read in conjunction with the Company's audited consolidated financial statements as of December 31, 2019 and 2018 and the Company's unaudited interim condensed and consolidated financial statements as at and for the three and six months ended June 30, 2020 and for the three and six months ended June 30, 2019 which are incorporated by reference into this Prospectus.

AS AT AND FOR THE THREE MONTHS ENDED JUN. 30, 2020 (MILLIONS)	The Company(1)	BFI	US LLC Issuer	BFI II	AUS Issuer	UK Issuer	US Pref Issuer	Subsidiaries of the Company Other than the Finance Debt Issuers and the US Pref Issuer(2)	Consolidating Adjustments(3)	The Company Consolidated
Revenues	$(8)	$138	$8	$—	$—	$—	$—	$13,943	$(1,252)	$12,829
Net (loss) income attributable to shareholders	(656)	87	—	—	—	—	—	667	(754)	(656)
Total assets	68,118	6,109	600	—	—	—	—	330,774	(89,166)	316,435
Total liabilities	36,048	4,611	596	—	—	—	—	196,896	(32,782)	205,369

AS AT DEC. 31, 2019 AND FOR THE THREE MONTHS ENDED JUN. 30, 2019 (MILLIONS)	The Company(1)	BFI	US LLC Issuer	BFI II	AUS Issuer	UK Issuer	US Pref Issuer	Subsidiaries of the Company Other than the Finance Debt Issuers and the US Pref Issuers(2)	Consolidating Adjustments(3)	The Company Consolidated
Revenues	$—	$38	$—	$—	$—	$—	$—	$18,179	$(1,293)	$16,924
Net (loss) income attributable to shareholders	399	30	—	—	—	—	—	641	(671)	399
Total assets	70,976	5,389	—	—	—	—	—	335,218	(87,614)	323,969
Total liabilities	35,963	3,994	—	—	—	—	—	197,825	(30,659)	207,123

FOR THE SIX MONTHS ENDED JUN. 30, 2020 (MILLIONS)	The Company(1)	BFI	US LLC Issuer	BFI II	AUS Issuer	UK Issuer	US Pref Issuer	Subsidiaries of the Company Other than the Finance Debt and the US Pref Issuer(2)	Consolidating Adjustments(3)	The Company Consolidated
Revenues	$430	$176	$12	$—	$—	$—	$—	$32,015	$(3,218)	$29,415
Net (loss) income attributable to shareholders	(949)	82	—	—	—	—	—	2,090	(2,172)	(949)

FOR THE SIX MONTHS ENDED JUN. 30, 2019 (MILLIONS)	The Company(1)	BFI	US LLC Issuer	BFI II	AUS Issuer	UK Issuer	US Pref Issuer	Subsidiaries of the Company Other than the Finance Debt Issuers and the US Pref Issuer(2)	Consolidating Adjustments(3)	The Company Consolidated
Revenues	$(21)	$72	$—	$—	$—	$—	$—	$35,358	$(3,277)	$32,132
Net (loss) income attributable to shareholders	1,014	34	—	—	—	—	—	1,985	(2,019)	1,014

AS AT AND FOR THE YEAR ENDED DEC 31, 2019 (MILLIONS)	The Company(1)	BFI	US LLC Issuer	BFI II	AUS Issuer	UK Issuer	US Pref Issuer	Subsidiaries of the Company Other than the Finance Debt Issuers and the US Pref Issuer(2)	Consolidating Adjustments(3)	The Company Consolidated
Revenues	$104	$148	$—	$—	$—	$—	$—	$73,415	$(5,841)	$67,826
Net (loss) income attributable to shareholders	2,807	40	—	—	—	—	—	3,578	(3,618)	2,807
Total assets	70,976	5,389	—	—	—	—	—	335,218	(87,614)	323,969
Total liabilities	35,963	3,994	—	—	—	—	—	197,825	(30,659)	207,123

AS AT AND FOR THE YEAR ENDED DEC 31, 2018 (MILLIONS)	The Company(1)	BFI	US LLC Issuer	BFI II	AUS Issuer	UK Issuer	US Pref Issuer	Subsidiaries of the Company Other than the Finance Debt Issuers and the US Pref Issuer(2)	Consolidating Adjustments(3)	The Company Consolidated
Revenues	$810	$43	$53	$—	$—	$—	$—	$63,147	$(7,282)	$56,771
Net (loss) income attributable to shareholders	3,584	(46)	(1)	—	—	—	—	4,651	(4,604)	3,584
Total assets	59,105	4,330	13	—	—	—	—	274,830	(81,997)	256,281
Total liabilities	29,290	2,909	6	—	—	—	—	156,656	(29,730)	159,131

(1)
This column accounts for investments in all subsidiaries of the Company under the equity method.

(2)
This column accounts for investments in all subsidiaries of the Company other than the Finance Debt Issuers and the US Pref Issers, on a combined basis.

(3)
This column includes the necessary amounts to present the Company on a consolidated basis.

        The Company has elected to comply with Rule 13-01 of Regulation S-X, as adopted by the Commission on March 2, 2020 and set forth in SEC Release No. 33-10762 (the "Adopting Release") in advance of the effective date of January 4, 2021. As permitted by the Adopting Release, the Company is omitting financial disclosures with respect to the US LLC Issuer, the AUS Issuer, the UK Issuer and the US Pref Issuer because such subsidiaries have no significant assets or liabilities, no subsidiaries, no ongoing business operations of their own, are direct or indirect wholly-owned subsidiaries of the Company, and the Company will fully and unconditionally guarantee the debt or preferred securities issued by each such finance subsidiary issuer. Please see "Description of Debt Securities — General" and "Description of the US Pref Issuer Preferred Shares — Guarantee" for additional information about the guarantees.

USE OF PROCEEDS

        Unless otherwise indicated in a Prospectus Supplement, the net proceeds from the sale of Securities by the Issuers will be used for general corporate purposes.

DESCRIPTION OF CAPITAL STRUCTURE OF THE ISSUERS

        The Company's authorized share capital consists of an unlimited number of preference shares designated as Class A Preference Shares, issuable in series, an unlimited number of preference shares designated as Class AA Preference Shares, issuable in series, an unlimited number of Class A Shares, and 85,120 Class B Limited Voting Shares ("Class B Shares"). As of the date of this Prospectus, the Company had 10,457,685 Class A Preference Shares, Series 2; 3,995,910 Class A Preference Shares, Series 4; 2,476,185 Class A Preference Shares, Series 8; 5,515,981 Class A Preference Shares, Series 9; 9,640,096 Class A Preference Shares, Series 13; 2,000,000 Class A Preference Shares, Series 15; 7,840,204 Class A Preference Shares, Series 17; 7,866,749 Class A Preference Shares, Series 18; 9,278,894 Class A Preference Shares, Series 24; 1,529,133 Class A Preference Shares, Series 25; 9,770,928 Class A Preference Shares, Series 26; 9,233,927 Class A Preference Shares, Series 28; 9,787,090 Class A Preference Shares, Series 30; 11,750,299 Class A Preference Shares, Series 32; 9,876,735 Class A Preference Shares, Series 34; 7,842,909 Class A Preference Shares, Series 36; 7,830,091 Class A Preference Shares, Series 37; 7,906,132 Class A Preference Shares, Series 38; 11,841,025 Class A Preference Shares, Series 40; 11,887,500 Class A Preference Shares, Series 42; 9,831,929 Class A Preference Shares, Series 44; 11,740,797 Class A Preference Shares, Series 46; 11,885,972 Class A Preference Shares, Series 48; 1,575,004,153 Class A Shares; and 85,120 Class B Shares issued and outstanding.

        BFI's authorized share capital consists of an unlimited number of common shares, an unlimited number of preference shares designated as Class A Preference Shares, issuable in series, and an unlimited number of preference shares designated as Class B Preference Shares, issuable in series. As of the date of this Prospectus, BFI had 389,181 common shares; 6,400,000 Class A Preference Shares, Series 1; and 54,262,400 Class B Preference Shares, Series 1 issued and outstanding.

        The US LLC Issuer's authorized share capital consists of an unlimited number of common shares representing limited liability company interests. As of the date of this Prospectus, 101 common shares of the US LLC Issuer are issued and outstanding.

        BFI II's authorized share capital consists of an unlimited number of common shares. As of the date of this Prospectus, 100 common shares of BFI II are issued and outstanding.

        The AUS Issuer's authorized share capital consists of an unlimited number of ordinary shares. As of the date of this Prospectus, 10 ordinary shares of the AUS Issuer are issued and outstanding.

        The UK Issuer's share capital consists of ordinary shares. As of the date of this Prospectus, 50,000 ordinary shares of the UK Issuer are issued and outstanding.

        The US Pref Issuer's authorized share capital consists of an unlimited number of common shares and preferred shares representing limited liability company interests. As of the date of this Prospectus, 100 common shares representing limited liability company interests of the US Pref Issuer are issued and outstanding.

DESCRIPTION OF THE BAM PREFERENCE SHARES

        The following description sets forth certain general terms and provisions of the BAM Preference Shares. The particular terms and provisions of a series of BAM Preference Shares offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in such Prospectus Supplement.

Series

        The BAM Preference Shares may be issued from time to time in one or more series. The board of directors of the Company will fix the number of shares in each series and the provisions attached to each series before issue.

Priority

        The BAM Preference Shares rank senior to the Class AA Preference Shares, the Class A Shares, the Class B Shares and other shares ranking junior to the BAM Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs. Each series of BAM Preference Shares ranks on a parity with every other series of BAM Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs.

Shareholder Approvals

        The Company shall not delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the BAM Preference Shares as a class or create preference shares ranking in priority to or on parity with the BAM Preference Shares except by special resolution passed by at least 66 2/3% of the votes cast at a meeting of the holders of the BAM Preference Shares duly called for that purpose, in accordance with the provisions of the articles of the Company. Each holder of BAM Preference Shares entitled to vote at a class meeting of holders of BAM Preference Shares, or at a joint meeting of the holders of two or more series of BAM Preference Shares, has one vote in respect of each C$25.00 of the issue price of each BAM Preference Share held by such holder.

DESCRIPTION OF THE CLASS A SHARES

        The following description sets forth certain general terms and provisions of the Class A Shares. The particular terms and provisions of Class A Shares offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in such Prospectus Supplement.

Dividend Rights and Rights Upon Dissolution or Winding-Up

        The Class A Shares rank on parity with the Class B Shares and rank after the BAM Preference Shares, the Class AA Preference Shares and any other senior-ranking shares outstanding from time to time with respect to the payment of dividends (if, as and when declared by the board of directors of the Company) and return of capital on the liquidation, dissolution or winding-up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs.

Voting Rights

        Except as set out below under "— Election of Directors", each holder of a Class A Share and Class B Shares is entitled to notice of, and to attend and vote at, all meetings of the Company's shareholders (except meetings at which only holders of another specified class or series of shares are entitled to vote) and is entitled to cast one vote per share held, which results in the Class A Shares and Class B Shares each controlling 50% of the aggregate voting rights of the Company. Subject to applicable law and in addition to any other required shareholder approvals, all matters approved by shareholders (other than the election of directors), must be approved by: (i) a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3%, of the votes cast by holders of Class A Shares who vote in respect of the resolution or special resolution, as the case may be, and (ii) a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3%, of the votes cast by holders of Class B Shares who vote in respect of the resolution or special resolution, as the case may be.

Election of Directors

        In the election of directors, holders of Class A Shares, together, in certain circumstances, with the holders of certain series of BAM Preference Shares, are entitled to elect one-half of the board of directors of the Company, provided that if the holders of BAM Preference Shares, Series 2 become entitled to elect two or three directors, as the case may be, the numbers of directors to be elected by holders of Class A Shares, together, in certain circumstances with the holders of BAM Preference Shares, shall be reduced by the number of directors to be elected by holders of BAM Preference Shares, Series 2. Holders of Class B Shares are entitled to elect the other one-half of the board of directors of the Company.

        Each holder of Class A Shares has the right to cast a number of votes equal to the number of Class A Shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder of Class A Shares in the election of directors. A holder of Class A Shares may cast all such votes in favour of one candidate or distribute such votes among its candidates in any manner the holder of Class A Shares sees fit. Where a holder of Class A Shares has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder of Class A Shares will be deemed to have divided the holder's votes equally among the candidates for whom the holder of Class A Shares voted.

DESCRIPTION OF THE US PREF ISSUER PREFERRED SHARES

        The US Pref Issuer's limited liability company agreement authorizes its board of managers to establish one or more series of US Preferred Shares representing limited liability company interests of the US Pref Issuer. The US Pref Issuer's board of managers is able to determine, with respect to any series of US Preferred Shares, the terms and rights of that series, including:

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  the designation of the series;

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  the number of preferred shares representing limited liability company interests of the series;

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  whether distributions, if any, will be cumulative or non-cumulative and the distribution rate of the series;

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  the dates at which distributions, if any, will be payable;

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  the redemption rights and price or prices, if any, for preferred shares representing limited liability company interests of the series;

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  the terms and amounts of any sinking fund provided for the purchase or redemption of the preferred shares representing limited liability company interests of the series;

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  the amounts payable on preferred shares representing limited liability company interests of the series in the event of our liquidation or dissolution;

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  whether the preferred shares representing limited liability company interests of the series will be convertible into or exchangeable for interests of any other class or series or any other security of our company or any other entity;

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  restrictions on the issuance of preferred shares representing limited liability company interests of the series or of any shares representing limited liability company interests of any other class or series; and

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  the voting rights, if any, of the holders of the preferred shares representing limited liability interests of the series.

Guarantee

        All US Preferred Shares issued by the US Pref Issuer will be fully and unconditionally guaranteed by the Company. Set forth below is a summary of information concerning the preferred share guarantees that the Company will execute and deliver for the benefit of the holders of any series of preferred shares representing limited liability company interests offered by the US Pref Issuer. A prospectus supplement will contain more specific information about the terms of the preferred share guarantee.

        Pursuant to each preferred share guarantee, the Company will agree to pay in full, to the holders of US Preferred Shares issued by the US Pref Issuer, the guarantee payments, except to the extent paid by the US Pref Issuer, as and when due, regardless of any defense, right of set-off or counterclaim which the US Pref Issuer may have or assert. The following payments, without duplication, with respect to US Preferred Shares, to the extent not paid by the US Pref Issuer, will be subject to the preferred share guarantee:

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  any accumulated and unpaid distributions (as described in the applicable share designation) that have been declared by the board of managers of the US Pref Issuer to be paid on the US Preferred Shares out of funds legally available for such distributions;

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  any redemption price (as described in the applicable share designation), plus all accrued and unpaid distributions to the date of redemption with respect to any US Preferred Shares called for redemption by the US Pref Issuer or otherwise required to be redeemed by the terms of the applicable share designation; and

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  upon a voluntary or involuntary dissolution, winding-up or liquidation of the US Pref Issuer, the aggregate stated liquidation preference and all accumulated and unpaid distributions, whether or not declared, without regard to whether the US Pref Issuer has sufficient assets to make full payment as required on liquidation.

        The Company's obligation to make a guarantee payment may be satisfied by direct payment of the required amounts by the Company to the holders of US Preferred Shares or by causing the US Pref Issuer to pay the amounts to the holders. Each preferred share guarantee will be subordinated to all of the debt of the Company that is not stated to be pari passu or subordinate to the guarantees and will rank senior to the Class A Shares.

DESCRIPTION OF DEBT SECURITIES

        The following description sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of the series of Debt Securities offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in such Prospectus Supplement.

        The BAM Debt Securities will be issued under an indenture dated as of September 20, 1995, as amended, restated, supplemented or replaced from time to time (the "BAM Indenture"), between the Company, as issuer, and Computershare Trust Company of Canada (formerly, Montreal Trust Company of Canada) ("Computershare Canada"), as trustee (the "BAM Trustee"). The BFI Debt Securities will be issued under an indenture dated as of June 2, 2016, as amended, restated, supplemented or replaced from time to time, between BFI, as issuer, the Company, as guarantor, and Computershare Canada, as trustee (the "Existing BFI Indenture"), or pursuant to a separate subordinated indenture that the Company and BFI may enter into (the "New BFI Indenture" and together with the Existing BFI Indenture, the "BFI Indentures") with Computershare Canada or another trustee named therein (the "BFI Trustee"). The US LLC Debt Securities will be issued under an indenture dated as of February 21, 2020, as amended, restated, supplemented or replaced from time to time (the "US LLC Indenture"), between the US LLC Issuer, as issuer, the Company, as guarantor, Computershare Trust Company, N.A., as U.S. trustee ("Computershare U.S."), and Computershare Canada, as Canadian trustee, (the "US LLC Trustees"). The BFI II Debt Securities will be issued pursuant to an indenture (the "BFI II Indenture") to be entered into among BFI II, as issuer, the Company, as guarantor, and Computershare Canada or such other trustee named in the indenture, as trustee (the "BFI II Trustee"). The AUS Issuer Debt Securities will be issued pursuant to an indenture (the "AUS Issuer Indenture") to be entered into among the AUS Issuer, as issuer, the Company, as guarantor, and Computershare Canada as Canadian trustee and Computershare U.S. as U.S. trustee, or such other trustees named in the indenture (together, the "AUS Issuer Trustees"). The UK Issuer Debt Securities will be issued pursuant to an indenture (the "UK Issuer Indenture" and together with the New BFI Indenture, the US LLC Indenture, the BFI II Indenture, and the AUS Issuer Indenture, the "2020 Indentures") to be entered into among the UK Issuer, as issuer, the Company, as guarantor, and Computershare Canada as Canadian trustee and Computershare U.S. as U.S. trustee, or such other trustees named in the indenture (together, the "UK Issuer Trustees"). We refer to the BAM Indenture, the Existing BFI Indenture and the 2020 Indentures as the "Indentures". The Debt Securities may be issued under such other indentures as the Company, the applicable Finance Debt Issuer and the applicable trustee may enter into in the future. The indenture under which any Debt Securities are issued will be specified in the applicable Prospectus Supplement.

        The BAM Indenture, the BFI Indentures and the BFI II Indenture are subject to the provisions of the Business Corporations Act (Ontario) and, consequently, are exempt from the operation of certain provisions of the Trust Indenture Act of 1939 pursuant to Rule 4d-9 thereunder. The US LLC Indenture, the AUS Issuer Indenture and the UK Issuer Indenture are subject to the Trust Indenture Act of 1939. Executed copies or forms of the Indentures will or have been filed with the Commission as exhibits to the Registration Statement. Each Indenture is or will also be available on each Issuer's respective SEDAR profile at www.sedar.com.

        The following statements with respect to the Indentures and the Debt Securities issued or to be issued thereunder are brief summaries of certain provisions of the Indentures and do not purport to be complete; such statements are subject to the detailed referenced provisions of the applicable Indenture, including the definition of capitalized terms used under this caption. Wherever a particular section or defined term of an Indenture is referred to, the statement is qualified in its entirety by such section or term. References to the "Issuer" and "Indenture Securities" refer to the Company and each Finance Debt Issuer, as issuer, and the Debt Securities issued or to be issued by it under the Indentures. References to the "Trustee" or "Trustees" and any particular Indenture or Debt Securities refer to the BAM Trustee, the BFI Trustee, the US LLC Trustees, the BFI II Trustee, the AUS Issuer Trustees or the UK Issuer Trustees as trustee or trustees under the applicable Indenture.

 General

        The Indentures do not limit the aggregate principal amount of Indenture Securities (which may include debentures, notes and other unsecured evidences of indebtedness) which may be issued thereunder, and Indenture Securities may be issued under each Indenture from time to time in one or more series and may be denominated and payable in foreign currencies or units based on or relating to foreign currencies, including European currency units, pounds sterling and Australian dollars. Special Canadian and United States federal income tax considerations applicable to any Indenture Securities so denominated will be described in the Prospectus Supplement relating thereto. Unless otherwise indicated in the applicable Prospectus Supplement, each Indenture permits the Company and each Finance Debt Issuer to increase the principal amount of any series of Indenture Securities previously issued by it and to issue such increased principal amount. (Section 301 of the BAM Indenture, and Section 3.1 of the Existing BFI Indenture and the 2020 Indentures) In the case of additional Debt Securities of a series under the US LLC Indenture, the AUS Issuer Indenture and the UK Issuer Indenture, issued after the date of original issuance of Debt Securities of such series, if they are not fungible with the original Debt Securities of such series for U.S. federal income tax purposes, then such additional Debt Securities will be issued with a separate CUSIP or ISIN number so that they are distinguishable from the original Debt Securities of such series.

        All Debt Securities issued by BFI, the US LLC Issuer, BFI II, the AUS Issuer and the UK Issuer will be fully and unconditionally guaranteed by the Company.

        The applicable Prospectus Supplement will set forth the following terms relating to the particular offered Debt Securities: (1) the specific designation of the offered Debt Securities and the Indenture under which they are issued; (2) any limit on the aggregate principal amount of the offered Debt Securities; (3) the date or dates, if any, on which the offered Debt Securities will mature and the portion (if less than all of the principal amount) of the offered Debt Securities to be payable upon declaration of acceleration of maturity; (4) the rate or rates per annum (which may be fixed or variable) at which the offered Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the Regular Record Dates for any interest payable on the offered Debt Securities which are in registered form ("Registered Debt Securities"); (5) any mandatory or optional redemption or sinking fund provisions, including the period or periods within which the price or prices at which and the terms and conditions upon which the offered Debt Securities may be redeemed or purchased at the option of the Issuer or otherwise; (6) whether the offered Debt Securities will be issuable in registered form or bearer form or both and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the offered Debt Securities in bearer form and as to exchanges between registered and bearer form; (7) whether the offered Debt Securities will be issuable in the form of one or more registered global securities ("Registered Global Securities") and, if so, the identity of the Depositary for such Registered Global Securities; (8) the denominations in which any of the offered Debt Securities will be issuable if in other than denominations of $1,000 and any multiple thereof; (9) each office or agency where the principal of, and any premium and interest on, the offered Debt Securities will be payable and each office or agency where the offered Debt Securities may be presented for registration of transfer or exchange; (10) if other than U.S. dollars, the foreign currency or the units based on or relating to foreign currencies in which the offered Debt Securities are denominated and/or in which the payment of the principal of, and any premium and interest on, the offered Debt Securities will or may be payable; (11) any applicable terms or conditions related to the addition of any co-obligor or additional guarantor in respect of any or all series of Debt Securities; and (12) any other terms of the offered Debt Securities, including any applicable subordination provisions, exchange or conversion terms, covenants and additional Events of Default. Special Canadian and United States federal income tax considerations applicable to the offered Debt Securities, the amount of principal thereof and any premium and interest thereon will be described in the Prospectus Supplement relating thereto. Unless otherwise indicated in the applicable Prospectus Supplement, no Indenture affords the Holders the right to tender Indenture Securities to the Issuer for repurchase, or provides for any increase in the rate or rates of interest per annum at which the Indenture Securities will bear interest, in the event the Company or any Finance Debt Issuer should become involved in a highly leveraged transaction or in the event of a change in control of the Company or any Finance Debt Issuer. (Section 301 of the BAM Indenture, and Section 3.1 of the Existing BFI Indenture and the 2020 Indentures.)

        Indenture Securities may be issued bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, to be offered and sold at a discount below their stated principal amount. The Canadian and United States federal income tax consequences and other special considerations applicable to any such discounted Indenture Securities or other Indenture Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or United States federal income tax purposes will be described in the Prospectus Supplement relating thereto. (Section 301 of the BAM Indenture, and Section 3.1 of the Existing BFI Indenture and the 2020 Indentures.)

        The Indenture Securities will be direct unsecured obligations of the Company and the Finance Debt Issuers and will be unsecured senior or subordinated, as applicable, indebtedness of each of them as described in the applicable Prospectus Supplement. (Section 301 of the BAM Indenture, and Section 3.1 of the Existing BFI Indenture and the 2020 Indentures.)

        The Company's guarantee of the Indenture Securities issued by the Finance Debt Issuers will be unsecured senior or subordinated, as applicable, indebtedness of the Company, including the Company's obligations under the Indenture Securities issued under the BAM Indenture.

        The guarantees will be unsecured general obligations of the Company and will rank equal in right of payment with, or junior to, other unsecured and senior or subordinated debt (other than subordinated debt that has been further subordinated in accordance with its terms), as applicable, of the Company. The Debt Securities and the guarantees will be effectively subordinated to any secured indebtedness of the applicable Issuer or to the Company to the extent of the value of the assets securing such indebtedness. The guarantee by the Company of the Indenture Securities will guarantee the due and punctual payment of the principal of, premium, if any, and interest on the Indenture Securities issued by the applicable Issuer, when and as the same shall become due and payable, whether at maturity, upon redemption, by acceleration or otherwise.

Form, Denomination, Exchange and Transfer

        Unless otherwise indicated in the applicable Prospectus Supplement, Indenture Securities will be issued only in fully registered form without coupons and in denominations of $1,000 or any integral multiple thereof. (Section 302 of the BAM Indenture, and Section 3.2 of the Existing BFI Indenture and 2020 Indentures.) Indenture Securities may be presented for exchange and Registered Debt Securities may be presented for registration of transfer in the manner, at the places and, subject to the restrictions set forth in the applicable Indenture and in the applicable Prospectus Supplement, without service charge, but upon payment of any taxes or the governmental charges due in connection therewith. Each Issuer has or will appoint, as applicable, their respective Trustees as Security Registrars under each Indenture. (Section 305 of the BAM Indenture, and Section 3.5 of the Existing BFI Indenture and 2020 Indentures.)

Payment

        Unless otherwise indicated in the applicable Prospectus Supplement, payment of the principal of, and any premium and interest on, Registered Debt Securities (other than a Registered Global Security) will be made at the office or agency of the applicable Trustee, in its capacity as paying agent, in Toronto, Canada (in the case of the BAM Indenture) or New York, New York (in the case of the Existing BFI Indenture and the 2020 Indentures), except that, at the option of the particular Issuer, payment of any interest may be made (i) by check mailed to the address of the Person entitled thereto at such address as shall appear in the applicable Security Register or (ii) by wire transfer to an account maintained by the Person entitled thereto as specified in the applicable Security Register. (Sections 305, 307, and 1002 of the BAM Indenture, and Sections 3.5, 3.7 and 11.2 of the Existing BFI Indenture and the 2020 Indentures.) Unless otherwise indicated in the applicable Prospectus Supplement, payment of any interest due on Registered Debt Securities will be made to the Persons in whose name such Registered Debt Securities are registered at the close of business on the Regular Record Date for such interest payment. (Section 307 of the BAM Indenture, and Section 3.7 of the Existing BFI Indenture and 2020 Indentures.)

 Registered Global Securities

        The Registered Debt Securities of a particular series may be issued in the form of one or more Registered Global Securities which will be registered in the name of, and deposited with, one or more Depositories or nominees, each of which will be identified in the Prospectus Supplement relating to such series. Unless and until exchanged, in whole or in part, for Indenture Securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depositary for such Registered Global Security to a nominee of such Depositary, by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor. (Section 305 of the BAM Indenture, and Section 3.5 of the Existing BFI Indenture and 2020 Indenture.)

        The specific terms of the depositary arrangement with respect to any portion of a particular series of Indenture Securities to be represented by a Registered Global Security will be described in the Prospectus Supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

        Upon the issuance of a Registered Global Security, the Depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Indenture Securities represented by such Registered Global Security to the accounts of such persons having accounts with such Depositary or its nominee ("participants") as shall be designated by the underwriters, investment dealers or agents participating in the distribution of such Indenture Securities or by the particular Issuer if such Indenture Securities are offered and sold directly by the Issuer. Ownership of beneficial interests in a Registered Global Security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a Registered Global Security will be shown on, and the transfer of such ownership will be effected only through, records maintained by the Depositary therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States require certain purchasers of securities to take physical delivery thereof in definitive form. Such depositary arrangements and such laws may impair the ability to transfer beneficial interests in a Registered Global Security.

        So long as the Depositary for a Registered Global Security or its nominee is the registered owner thereof, such Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the Indenture Securities represented by such Registered Global Security for all purposes under the applicable Indenture. Except as provided below, owners of beneficial interests in a Registered Global Security will not be entitled to have Indenture Securities of the series represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of Indenture Securities of such series in definitive form and will not be considered the owners or Holders thereof under the applicable Indenture.

        Principal, premium, if any, and interest payments on a Registered Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or nominee, as the case may be, as the registered owner of such Registered Global Security. None of the particular Issuer or Trustee or any paying agent for Indenture Securities of the series represented by such Registered Global Security will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

        We expect that the Depositary for a Registered Global Security or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Registered Global Security as shown on the records of such Depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a Registered Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

        No Registered Global Security may be exchanged in whole or in part for Indenture Securities registered, and no transfer of a Registered Global Security in whole or in part may be registered, in the name of any Person other than the Depositary for such Registered Global Security or a nominee thereof unless (A) such Depositary (i) has notified the particular Issuer that it is unwilling or unable to continue as Depositary for such Registered Global Security or (ii) has ceased to be a clearing agency registered under the Exchange Act, and a successor securities Depositary is not obtained, (B) there shall have occurred and be continuing an Event of Default with respect to such Registered Global Security, (C) the particular Issuer determines, in its sole discretion, that the Securities of such series shall no longer be represented by such Registered Global Security and executes and delivers to the applicable Trustee(s) an Issuer order that such Registered Global Security shall be so exchangeable and the transfer thereof so registerable or (D) there shall exist such circumstances, if any, in addition to or in lieu of the foregoing as have been specified for this purpose as contemplated in the applicable Indenture. (Section 305 of the BAM Indenture, and Section 3.5.2 of the Existing BFI Indenture and the 2020 Indentures.)

Consolidation, Merger, Amalgamation and Sale of Assets

        Pursuant to the BAM Indenture, the Company shall not enter into any transaction (whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person (the "BAM Successor Corporation") unless: (a) the Company and the BAM Successor Corporation shall have executed, prior to or contemporaneously with the consummation of such transaction, such instruments and done such things as, in the opinion of counsel, are necessary or advisable to establish that, upon the consummation of such transaction, (i) the BAM Successor Corporation will have assumed all the covenants and obligations of the Company under the BAM Indenture in respect of the Indenture Securities of every series issued thereunder, and (ii) the Indenture Securities of every series issued under the BAM Indenture will be valid and binding obligations of the BAM Successor Corporation entitling the Holders thereof, as against the BAM Successor Corporation, to all the rights of Holders of Indenture Securities under the BAM Indenture; and (b) such transaction shall be on such terms and shall be carried out at such times and otherwise in such manner as shall not be prejudicial to the interests of the Holders of the Indenture Securities of each and every series or to the rights and powers of the Trustee under the BAM Indenture. (Section 801 of the BAM Indenture.)

        Pursuant to the Existing BFI Indenture and the 2020 Indentures, neither the applicable Finance Debt Issuer nor the Company (in each case for purposes of this description, a "Predecessor") shall enter into any transaction (whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person (in each case for purposes of this description, a "Successor") unless: (a) the Predecessor and the Successor shall have executed, prior to or contemporaneously with the consummation of such transaction, such instruments and done such things as, in the opinion of counsel, are necessary or advisable to establish that, upon the consummation of such transaction, (i) the Successor will have assumed all the covenants and obligations of the Predecessor under the applicable Indenture in respect of the Indenture Securities of every series issued thereunder, and in the case of the Company, its guarantee of the Indenture Securities and, (ii) the Indenture Securities of every series issued by the Predecessor will be valid and binding obligations of the Successor, entitling the Holders thereof, as against the Successor, to all the rights of Holders of Indenture Securities under the applicable Indenture; and (b) such transaction shall be on such terms and shall be carried out at such times and otherwise in such manner as shall not be prejudicial to the interests of the Holders of applicable Indenture Securities of each and every series or to the rights and powers of the applicable Trustee(s) under the applicable Indenture; provided, however, that such restrictions are not applicable to any sale or transfer by the applicable Finance Debt Issuer or the Company to any one or more of their subsidiaries. (Section 9.1 of the Existing BFI Indenture and the 2020 Indentures.)

Events of Default

        Unless otherwise indicated in any Prospectus Supplement, each Indenture provides that the following will constitute an Event of Default under such Indenture (except subsection (f) below which is not an Event of Default under to the BAM Indenture) with respect to Indenture Securities of any series issued by the Company and each Finance Debt Issuer: (a) failure to pay principal of, or any premium on, any Indenture Security of that series when due; (b) failure to pay any interest on any Indenture Securities of that series when due, which failure continues for 30 days; (c) default in the payment of principal and interest on any Indenture Security required to be purchased pursuant to an Offer to Purchase made pursuant to the terms of the Indenture Securities of such series; (d) failure to deposit any sinking fund payment, when due, in respect of any Indenture Security of that series; (e) failure of any Finance Debt Issuer and/or the Company to perform, as applicable, any other covenant in the relevant Indenture (other than a covenant included in such indentures solely for the benefit of a series other than that series), which failure continues for 60 days after written notice has been given by the respective Trustee or the Holders of at least 25% in aggregate principal amount of Outstanding Securities of that series, as provided in the relevant Indenture; (f) the Company's guarantee of all obligations related to that series shall, for any reason, cease to be, or the Company shall assert in writing to the relevant Trustee or the Holders thereof that such guarantee is not in full force and effect and enforceable against the Company in accordance with its terms; (g) certain events of bankruptcy, insolvency or reorganization affecting the Company and/or the Finance Debt Issuers; and (i) any other Events of Default provided with respect to the Indenture Securities of such series, as described in the applicable Prospectus Supplement. (Section 501 of the BAM Indenture, and Section 6.1 of the Existing BFI Indenture and the 2020 Indentures.)

        The following also constitutes an Event of Default under the Existing BFI Indenture and the BAM Indenture: failure by the Company to make any payment of principal of, or interest on, any obligation for borrowed money (other than an obligation payable on demand or maturing less than 12 months from the creation or issue thereof) when due or within any originally stated applicable grace period having an outstanding principal amount in excess of 5% of the Company's Consolidated Net Worth in the aggregate at the time of default or any failure in the performance of any other covenant of the Company contained in any instrument under which such obligations are created or issued and if the holders thereof, or a trustee, if any, for such holders declare such obligations to be due and payable prior to the stated maturities thereof, provided that if such default is waived by such holders or trustee, then the Event of Default under the Existing BFI Indenture and the BAM Indenture shall be deemed to be waived without further action on the part of the applicable Trustee or the Holders. (Section 501 of the BAM Indenture and Section 6.1 of the Existing BFI Indenture.)

        If an Event of Default (other than an Event of Default related to certain events of bankruptcy, insolvency or reorganization affecting the Company and any Finance Debt Issuer, and the Company in its capacity as guarantor under the applicable Indenture of each Finance Debt Issuer) with respect to the Indenture Securities of any series at the time outstanding shall occur and be continuing either the applicable Trustee(s) or the Holders of at least 25% in aggregate principal amount of Outstanding Securities of that series by notice, as provided in the applicable Indenture, may declare the principal amount of the Indenture Securities of that series to be due and payable immediately. If an Event of Default related to certain events of bankruptcy, insolvency or reorganization affecting any Issuer occurs with respect to the Indenture Securities of any series at the time outstanding, the principal amount of all the Indenture Securities of that series will automatically, and without any action by the applicable Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the applicable Indenture. (Section 502 of the BAM Indenture, Section 6.2 of the Existing BFI Indenture and the 2020 Indentures.) For information as to waiver of defaults, see "— Modification and Waiver".

        Each Indenture provides that the applicable Trustee(s) will be under no obligation to exercise any of its rights or powers under the applicable Indenture (or, in the case of the Existing BFI Indenture and the 2020 Indentures, commence or continue any act, action or proceeding for enforcing any rights of the Trustee(s)) at the request or direction of any of the applicable Holders, unless such Holders shall have offered to such Trustee(s) reasonable indemnity (or, in the case of the Existing BFI Indenture and the 2020 Indentures, sufficient funds to commence or continue compliance with such request and an indemnity to protect the Trustee(s) against losses suffered in compliance with such request). (Section 603 of the BAM Indenture, Section 7.5 of the Existing BFI Indenture and the 2020 Indentures.) Subject to such provisions for the indemnification of the particular Trustee(s), the Holders of a majority in aggregate principal amount of the Outstanding Securities of any series issued under the applicable Indenture will have the right to direct the time, method and place of conducting any proceeding for any remedy available to such Trustee(s) or exercising any trust or power conferred on such Trustee(s) with respect to the Indenture Securities of that series. (Section 512 of the BAM Indenture and Section 6.12 of the Existing BFI Indenture and the 2020 Indentures.)

        No Holder of an Indenture Security of any series will have any right to institute any proceeding with respect to the particular Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such Holder has previously given to the applicable Trustee(s) written notice of a continuing Event of Default with respect to the Indenture Securities of that series, (ii) the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series have made a written request, and such Holder or Holders have offered reasonable indemnity, or in the case of the US LLC Indenture, the AUS Issuer Indenture and the UK Issuer Indenture, indemnity reasonably satisfactory to each Trustee, to the applicable Trustee(s) to institute such proceeding as trustee, and (iii) the applicable Trustee(s) has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507 of the BAM Indenture, Section 6.7 of the Existing BFI Indenture and the 2020 Indentures.) However, such limitations do not apply to a suit instituted by a Holder of an Indenture Security for the enforcement of payment of the principal of, or of any premium or interest on, such Indenture Security on or after the applicable due date specified in such Indenture Security. (Section 508 of the BAM Indenture, Section 6.8 of the Existing BFI Indenture and the 2020 Indentures.)

        The Company and each Finance Debt Issuer are each required to furnish to their respective Trustees a quarterly statement by certain of its officers as to whether or not each Issuer, as applicable, to their knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the applicable Indenture and, if so, specifying all such known defaults. (Section 1004 of the BAM Indenture, and Section 11.4 of the Existing BFI Indenture and 2020 Indentures.) In addition, the US LLC Issuer, AUS Issuer and UK Issuer are or will be required to deliver an annual compliance certificates as required under the Trust Indenture Act. (Section 11.4(d) of the US LLC Indenture, AUS Issuer Indenture and the UK Issuer Indenture.)

Defeasance

        Each Indenture provides that, at the option of the applicable Issuer, the Issuer and, in the case of the Existing BFI Indenture and the 2020 Indentures, the Company will be discharged from any and all obligations in respect of any Outstanding Securities upon irrevocable deposit with the applicable Trustee(s), in trust, of money and/or Government Obligations which will provide money in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of or premium, if any, and each instalment of interest, if any, on such Outstanding Securities ("Defeasance"). Such trust may only be established if certain customary conditions precedent are satisfied, including, among other things, confirmation that Holders will not recognize gain or loss for U.S. federal income tax purposes as a result of such Defeasance. The Issuer may exercise its Defeasance option notwithstanding its prior exercise of its Covenant Defeasance (as defined below) option described in the following paragraph if the Issuer meets the conditions precedent at the time the Issuer exercises the Defeasance option.

        Each Indenture provides that, at the option of the Issuer, unless and until the Issuer has exercised its Defeasance option described in the preceding paragraph, the Issuer may omit to comply with certain restrictive covenants and such omission shall not be deemed to be an Event of Default under the Indenture and the Outstanding Securities upon irrevocable deposit with the applicable Trustee(s), in trust, of money and/or Government Obligations which will provide money in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of and premium, if any, and each instalment of interest, if any, on the Outstanding Securities of the Issuer ("Covenant Defeasance"). In the event the Issuer exercises its Covenant Defeasance option, the obligations under the applicable Indenture (other than with respect to such covenants and the Events of Default other than the Events of Default relating to such covenants above) shall remain in full force and effect. Such trust may only be established if certain customary conditions precedent are satisfied, including, among other things, confirmation that Holders will not recognize gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance. (Article Thirteen of the BAM Indenture, Article Fourteen of the Existing BFI Indenture and the 2020 Indentures.)

 Modification and Waiver

        Modifications and amendments of an Indenture may be made by the Company, the Issuer (if other than the Company) and the applicable Trustee(s) with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Securities of each series of Indenture Securities affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Security affected thereby, (a) change the Stated Maturity of the principal of, or any instalment of interest on, any Outstanding Security, (b) reduce the principal amount of (or the premium), or interest on, any Outstanding Security, (c) reduce the amount of the principal of any Outstanding Security payable upon the acceleration of the maturity thereof, (d) change the place or currency of payment of principal of (or the premium), or interest on, any Outstanding Security, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Outstanding Security, (f) reduce the above-stated percentage of Outstanding Securities necessary to modify or amend the particular Indenture, (g) reduce the percentage of aggregate principal amount of Outstanding Securities necessary for waiver of compliance with certain provisions of the particular Indenture or for waiver of certain defaults, (h) modify any provisions of the particular Indenture relating to the modification and amendment of such Indenture or the waiver of past defaults or covenants, except as otherwise specified, (i) in the case of the New BFI Indenture, modify the provisions of the indenture relating to subordination in a manner that adversely affects the rights of Holders of Indenture Securities, or (j) following the mailing of any Offer to Purchase, modify any Offer to Purchase for such Outstanding Security required to be made pursuant to the terms of such Outstanding Security in a manner materially adverse to the Holders thereof. (Section 902 of the BAM Indenture and Section 10.2 of the Existing BFI Indenture and 2020 Indentures.) In the case of the US LLC Indenture, AUS Issuer Indenture and the UK Issuer Indenture, no such modification or waiver may, without consent of the Holder of each Outstanding Security affected thereby, (a) change the premium payable upon redemption thereof, or the dates or times fixed for redemption, or (b) release the Company from its Guarantee under the US LLC Indenture, AUS Issuer Indenture or UK Issuer Indenture, respectively.

        Each Indenture provides that the Company or the Issuer (if other than the Company) may modify and amend such Indenture without the consent of any holder of Indenture Securities for any of the following purposes: (a) to evidence the succession of another person to the Issuer or the Company, as applicable, and the assumption by any such successor of the covenants of the Issuer or the Company, as applicable, under such Indenture and in the Indenture Securities; (b) in the case of the 2020 Indentures, to evidence the addition of a co-obligor or guarantor in respect of any or all series of the Indenture Securities under the 2020 Indentures, as may be permitted in accordance with the terms of such Indenture Securities; (c) to add to the covenants of the Finance Debt Issuer or the Company, as applicable, for the benefit of the holders of any series of Indenture Securities (and if such covenants are to be for the benefit of less than all series of Indenture Securities, stating that such covenants are expressly being included solely for the benefit of such series) or to surrender any right or power (but not, in the case of the US LLC Indenture, the AUS Issuer Indenture and UK Issuer Indenture, any obligation, except any obligation concomitant to such right or power) in such Indenture conferred upon the Finance Debt Issuer or the Company, as applicable; (d) to add any additional Events of Default for the benefit of the holders of all or any series of Indenture Securities (and if such additional Events of Default are to be for the benefit of less than all series of Indenture Securities, stating that such additional Events of Default are expressly being included solely for the benefit of such series); (e) to add to, change or eliminate any of the provisions of such Indenture in respect of one or more series of Indenture Securities, provided that any such addition, change or elimination (i) shall neither (A) apply to any Indenture Security of any series created prior to the execution of the applicable supplemental indenture and entitled to the benefit of such provision nor (B) modify the rights of the holder of any such Indenture Security with respect to such provision or (ii) shall become effective only when there is no such Indenture Security outstanding; (f) to secure the Indenture Securities pursuant to the requirements of any provision in such Indenture or any indenture supplemental thereto or otherwise; (g) to establish the form or terms of Indenture Securities of any series as permitted under the Indenture and, in the case of the Existing BFI Indenture and the 2020 Indentures, if required, to provide for the appointment of a co-trustee; (h) to evidence and provide for the acceptance of appointment under such Indenture by a successor trustee with respect to the Indenture Securities of one or more series and to add to or change any of the provisions in such Indenture as shall be necessary to provide for or facilitate the administration of the trusts thereunder by more than one trustee, pursuant to the requirements of such

Indenture; (i) to add to or change any of the provisions of such Indenture to such extent as shall be necessary to permit or facilitate the issuance of Indenture Securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons, or to permit or facilitate the issuance of Indenture Securities in uncertificated form; (j) in the case of the US LLC Indenture, the AUS Issuer Indenture and the UK Issuer Indenture, to comply with any requirements of the Trust Indenture Legislation including without limitation in connection with qualifying, or maintaining the qualification of, the US LLC Indenture, the AUS Issuer Indenture or the UK Issuer Indenture, as applicable, under the Trust Indenture Act 1939; or (k) to cure any ambiguity, to correct or supplement any provision in such Indenture which may be defective or inconsistent with any other provision therein, or to make any other provisions with respect to matters or questions arising thereunder, provided that such action shall not adversely affect, in the case of the Existing BFI Indenture and the 2020 Indentures, in any material respect, the interests of the holders of Indentures Securities of any series. (Section 901 of the BAM Indenture and Section 10.1 of the Existing BFI Indenture and the 2020 Indentures.)

        The Holders of a majority in aggregate principal amount of the Outstanding Securities of any series, on behalf of all Holders of Outstanding Securities of such series, may waive compliance by the Issuer with certain restrictive provisions of the particular Indenture. (Section 1009 of the BAM Indenture, Section 11.10 of the Existing BFI Indenture and the 2020 Indentures.) Subject to certain rights of the particular Trustee, as provided in the applicable Indenture, the Holders of a majority in aggregate principal amount of the Outstanding Securities issued under such Indenture, on behalf of all holders of Outstanding Securities of such series, may waive any past default under such Indenture, except a default in the payment of principal, premium or interest or in respect of a covenant or provision of such Indenture which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Security of such series affected. (Section 513 of the BAM Indenture, Section 6.13 of the Existing BFI Indenture and the 2020 Indentures.)

Consent to Jurisdiction and Service under BAM Indenture

        The BAM Indenture provides that the Company irrevocably appoints CT Corporation System, 1633 Broadway, New York, New York, 10019, as its agent for service of process in any suit, action or proceeding arising out of or relating to the BAM Indenture and the Indenture Securities and for actions brought under federal or state securities laws brought in any federal or state court located in the Borough of Manhattan in the City of New York and submit to such jurisdiction.

Consent to Jurisdiction and Service under the Exiting BFI Indenture and the 2020 Indentures

        The Existing BFI Indenture and the 2020 Indentures provide, or will provide, that the Finance Debt Issuers irrevocably appoint Brookfield Asset Management LLC, Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023, as their agent for service of process in any suit, action or proceeding arising out of or relating to the relevant Indenture and the Indenture Securities and for actions brought under federal or state securities laws brought in any federal or state court located in the Borough of Manhattan in the City of New York and submit to such jurisdiction.

Enforceability of Judgments against the Company

        Since a substantial portion of the Company's assets are outside the United States, any judgment obtained in the United States against the Company, including any judgment with respect to the payment of interest and principal on the Indenture Securities, may not be collectible within the United States.

        The Company has been informed by its Canadian counsel, Torys LLP ("Torys"), that a court of competent jurisdiction in the Province of Ontario would enforce a final and conclusive judgment in personam of a court sitting in the Borough of Manhattan, the City of New York, New York (a "New York Court") that is subsisting and unsatisfied respecting the enforcement of any of the Indentures and the Indenture Securities that is not impeachable as void or voidable under the internal laws of the State of New York for a sum certain if: (i) the court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of Ontario (and submission by the Company in the Indenture to the jurisdiction of the New York Court will be sufficient for the purpose); (ii) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such term is understood under the laws of the Province of Ontario, or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada); (iii) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue or penal laws; and (iv) the action to enforce such judgment is commenced within the applicable limitation period. The Company has been advised by Torys that a monetary judgment of a New York Court predicated solely upon the civil liability provisions of United States federal securities laws would likely be enforceable in the Province of Ontario if the New York Court had a basis for jurisdiction in the matter that would be recognized by a court in Ontario for such purposes. There is no assurance that this will be the case. It is less certain that an action could be brought in the Province of Ontario in the first instance on the basis of liability predicated solely upon such laws.

Governing Law

        The Indentures, Indenture Securities and the rights, powers, duties or responsibility of Computershare U.S. will be governed by the laws of the State of New York, except with respect to the rights, powers, duties or responsibility of the remaining Trustees (including Computershare Canada) which shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. (Section 113 of the BAM Indenture and Section 1.13 of the Existing BFI Indenture and the 2020 Indentures.)

The Trustees

        Computershare Canada is currently, or is expected to be, the BAM Trustee, the BFI Trustee, the BFI II Trustee and the Canadian trustee under the US LLC Indenture, the AUS Issuer Indenture and the UK Issuer Indenture. Computershare U.S. is, or is expected to be, the U.S. trustee under the US LLC Indenture, the AUS Issuer Indenture and the UK Issuer Indenture.

Certain Definitions

        Set forth below is a summary of certain of the defined terms used in the Indentures. Reference is made to each Indenture for the full definition of each such term, as well as any other terms used herein for which no definition is provided. (Section 101 of the BAM Indenture and Section 1.1 of the Existing BFI Indenture and the 2020 Indentures, as applicable)

        "affiliate" of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, "control", when used with respect to any Person, means the power to influence the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" having meanings correlative to the foregoing.

        "Capital Lease Obligation" of any Person means the obligation to pay rent or other payment amounts under a lease of (or other Debt arrangements conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with generally accepted accounting principles and which has a term of at least 36 months. The stated maturity of such obligation shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

        "Capital Stock" of any Person means any and all shares, interests, participations or other equivalents (however designated) of corporate stock or other equity participations, including partnership interests whether general or limited, of such Person, and, in the case of the Existing BFI Indenture and 2020 Indentures including units of such Person.

        "Common Stock" of any Person means Capital Stock of such Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding-up of such Person, to shares of Capital Stock of any other class of such Person.

        "Consolidated Net Worth" of any Person means the consolidated stockholders' equity of such Person, determined on a consolidated basis in accordance with Canadian generally accepted accounting principles, plus, without duplication, Qualifying Subordinated Debt and Deferred Credits; provided that with respect to the

BAM Indenture, adjustments following the date of the BAM Indenture to the accounting books and records of the Company in accordance with U.S. Accounting Principles Board Opinions Nos. 16 and 17 (or successor opinions thereto), or comparable standards in Canada, or otherwise resulting from the acquisition of control of the Company by another Person shall not be given effect.

        "Debt" means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith), (v) every Capital Lease Obligation of such Person, (vi) every obligation that could not be considered as interest in accordance with Canadian generally accepted accounting principles under Interest Rate or Currency Protection Agreements of such Person and (vii) every obligation of the type referred to in clauses (i) through (vi) of another Person and all dividends of another Person the payment of which, in either case, such Person has Guaranteed or is responsible or liable for, directly or indirectly, as obligator, Guarantor or otherwise.

        "Deferred Credits" means the deferred credits of the Company (or, in the case of the Existing BFI Indenture, any Person) and its Subsidiaries determined on a consolidated basis in accordance with Canadian generally accepted accounting principles.

        "Government Obligation" means (x) any security which is (i) a direct obligation of the government which issued the currency, or a direct obligation of the Government of Canada issued in such currency, in which the Indenture Securities of a particular series are denominated for the payment of which its full faith and credit is pledged or (ii) obligations of a Person the payment of which is unconditionally guaranteed as its full faith and credit obligation by such government which, in the case of either subclause (i) or (ii) of this clause (x), is not callable or redeemable at the option of the issuer thereof and (y) any depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act, or, in the case of the Existing BFI Indenture and the 2020 Indentures, as defined in the Bank Act (Canada)), as custodian with respect to any Government Obligation which is specified in clause (x) above and held by such bank for the account of the holder of such depositary receipt, or with respect to any specific payment of principal of or interest on any Government Obligation which is so specified and held, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of principal or interest evidenced by such depositary receipt.

        "Guarantee" by any Person means any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Debt of any other Person (the "primary obligor") in any manner, whether directly or indirectly, and including, without limitation, any obligation of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Debt, (ii) to purchase property, securities or services for the purpose of assuring the holder of such Debt of the payment of such Debt or (iii) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Debt (and "Guaranteed", "Guaranteeing" and "Guarantor" shall have meanings correlative to the foregoing); provided, however, that the Guarantee by any Person shall not include endorsements by such Person for collection or deposit, in either case, in the ordinary course of business.

        "Holder" means a Person in whose name a Security is registered in the applicable Security Register.

        "Interest Rate or Currency Protection Agreement" of any Person means any interest rate protection agreement (including, without limitation, interest rate swaps, caps, floors, collars and similar agreements), and/or other types of interest hedging agreements, and any currency protection agreement (including foreign exchange contracts, currency swap agreements or other currency hedging arrangements).

        "Qualifying Subordinated Debt" means Debt of the Company (i) which by its terms provides that the payment of principal of (and premium, if any) and interest on and all other payment obligations in respect of such Debt shall be subordinate to the prior payment in full of the Company's obligations in respect of the Indenture Securities to at least the extent that no payment of principal of (or premium, if any) or interest on or otherwise due in respect of such Debt may be made for so long as there exists any default in the payment of principal (or premium, if any) or interest on the Indenture Securities or any other default that, with the passing of time or the giving of notice or both, would constitute an event of default with respect to the Indenture Securities and (ii) which expressly by its terms gives the Company the right to make payments of principal in respect of such Debt in Common Stock of the Company.

        "Stated Maturity", when used with respect to any Indenture Security or any instalment of principal thereof or interest thereon, means the date specified in such Indenture Security as the fixed date on which the principal of such Indenture Security or such instalment of principal or interest is due and payable.

        "Trust Indenture Legislation" means, at any time, (i) the provisions of the Business Corporations Act (Ontario) and regulations thereunder as amended or re-enacted from time to time, (ii) the provisions of any other statute of Canada or any province thereof and any regulations thereunder and (iii) the U.S. Trust Indenture Act 1939 and regulations thereunder, but, in the case of (i) the BAM Indenture and the Existing BFI Indenture, only to the extent applicable under Rule 4d-9 under the U.S. Trust Indenture Act 1939 and (ii) the New BFI Indenture and the BFI II Indenture, only to the extend applicable to that indenture, in each case relating to trust indentures and to the rights, duties, and obligations of trustees under trust indentures and of corporations issuing debt obligations under trust indentures.

PLAN OF DISTRIBUTION

        The Issuers may sell Securities to or through underwriters or dealers and also may sell Securities directly to purchasers or through agents.

        The distribution of Securities of any series may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers.

        In connection with the sale of Securities, underwriters may receive compensation from the Issuers or from purchasers of Securities for whom they may act as agents in the form of concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters and any commissions received by them from the Issuers and any profit on the resale of Securities by them may be deemed to be underwriting commissions under the Securities Act. Any such person that may be deemed to be an underwriter with respect to Securities of any series will be identified in the Prospectus Supplement relating to such series.

        The Prospectus Supplement relating to each series of Securities will also set forth the terms of the offering of the Securities of such series, including, to the extent applicable, (i) the names of any underwriters or agents, (ii) the purchase price or prices of the offered Securities, (iii) the initial offering price, (iv) the proceeds to the applicable Issuer from the sale of the offered Securities, (v) the underwriting discounts and commissions and (vi) any discounts, commissions and concessions allowed or reallowed or paid by any underwriter to other dealers.

        Under agreements which may be entered into by the Issuers, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by the Issuers against certain liabilities, including liabilities under the Securities Act and Canadian provincial securities legislation, or to contribution with respect to payments which those underwriters, dealers or agents may be required to make in respect thereof. Those underwriters, dealers and agents may be customers of, engage in transactions with or perform services for the Issuers or their subsidiaries in the ordinary course of business. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Issuers, the Issuers have been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Issuers of expenses incurred or paid by a director, officer or controlling person of the Issuers in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Issuers will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        Unless otherwise specified in a Prospectus Supplement, each series or class of Securities will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to a series or class of Securities, the Securities will not be listed on any securities exchange. Certain broker-dealers may make a market in Securities but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the Securities of any series or as to the liquidity of the trading market for the Securities of any series.

        In connection with any underwritten offering of Securities, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

EXEMPTIVE RELIEF

        Pursuant to a decision document dated October 18, 2011 issued by the applicable securities regulators, the Company was granted exemptive relief from certain of the restricted securities requirements in National Instrument 51-102 — Continuous Disclosure Obligations, NI 41-101 and Ontario Securities Commission Rule 56-501 — Restricted Shares (collectively, the "restricted security provisions"), including the requirements to refer to the Class A Shares and the Class B Shares using a prescribed restricted security term. The Class A Shares and Class B Shares may qualify as "restricted securities" under the restricted security provisions because the Company's constating documents contain provisions that restrict the voting rights of such securities in any election of the board of directors of the Company. See "Description of the Class A Shares".

LEGAL MATTERS

        Unless otherwise specified in a Prospectus Supplement, certain matters of Canadian and United States law relating to the validity of the Securities will be passed upon for the Company by Torys in Toronto, Ontario, and New York, New York, with respect to English law, by Herbert Smith Freehills LLP ("HSF") in London, England and with respect to Australian law, by King & Wood Mallesons ("KWM") in Sydney, Australia. The partners and associates of Torys, as a group, the partners and associates of HSF, as a group, and the partners and associates of KWM, as a group, beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Company.

EXPERTS

        The financial statements incorporated in this Prospectus by reference from the Company's Annual Report on Form 40-F and the effectiveness of the Company's internal control over financial reporting have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The offices of Deloitte LLP are located at 8 Adelaide Street West, Toronto, Ontario, M5H 0A9.

        Deloitte LLP is independent with respect to the Company within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States) and within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Ontario.

EXPENSES

        The following are the estimated expenses of the offering of the Securities being registered under the Registration Statement, all of which has been or will be paid by us.

SEC registration fee		$454,300
Exchange listing fees		*
Blue sky fees and expenses		*
Trustee & transfer agent fees		*
Printing and engraving costs		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous		*

Total	$	*

*
The applicable Prospectus Supplement will set forth the estimated aggregate amount of expenses payable in respect of any offering of Securities.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been or will be filed with the Commission as part of the Registration Statement: (1) for purposes of Form F-10: the documents referred to under "Documents Incorporated by Reference"; the consent of Deloitte LLP; the consent of Torys LLP; powers of attorney; the BAM, BFI, and the US LLC Issuer indenture; the form of BFI subordinated indenture; and the forms of BFI II, the AUS Issuer and UK Issuer indentures; and (2) for purposes of Form F-3: the underwriting agreement(s) in respect of offerings hereunder; the US LLC Issuer indenture and forms of the AUS Issuer and UK Issuer indentures; the certificate of formation and limited liability company agreement of the US Pref Issuer; other forms of debt instruments of the US LLC Issuer, the AUS Issuer and the UK Issuer; the consent of Deloitte LLP; the opinions and consent of Torys LLP, Herbert Smith Freehills LLP and King & Woods Mallesons; powers of attorney; and the Statements of Eligibility of Computershare Trust Company, N.A., as U.S. trustee, on Forms T-1.

BROOKFIELD FINANCE INC.

U.S.$400,000,000

4.625% Subordinated Notes due October 16, 2080

Fully and unconditionally guaranteed, on a subordinated basis, by Brookfield Asset Management Inc.

Class A Preference Shares, Series 50 of Brookfield Asset Management Inc. Issuable Upon Automatic Exchange

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

J.P. Morgan	BofA Securities	RBC Capital Markets	Wells Fargo Securities

Co-Managers

Citigroup
SMBC Nikko
Barclays
BMO Capital Markets
Deutsche Bank Securities
HSBC
Mizuho Securities
MUFG

October 8, 2020